As filed with the Securities and Exchange Commission on March 19, 2013
================================================================================
                                                  1933 Act Registration No. 333-

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM F-1

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             FIRST TRUST GOLD TRUST
               (Exact name of registrant as specified in charter)

                          Province of Ontario, Canada
         (State or other jurisdiction of incorporation or organization)

                                      1040
            (Primary Standard Industrial Classification Code Number)

                                      N/A
                      (I.R.S. Employer Identification No.)

                            FT Portfolios Canada Co.
                           330 Bay Street, Suite 1300
                                Toronto, Ontario
                                    M5H 2S8
                                 (877) 622-5552
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                             W. Scott Jardine, Esq.
                             First Trust Gold Trust
                           First Trust Advisors L.P.
                       120 East Liberty Drive, Suite 400
                            Wheaton, Illinois 60187
                                 (800) 621-1675
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                               Eric F. Fess, Esq.
                             Chapman and Cutler LLP
                             111 West Monroe Street
                            Chicago, Illinois 60603


      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

[ ] If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

[ ] If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

[ ] If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

[ ] If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

                                        CALCULATION OF REGISTRATION FEE

================================================================================================================
                                                  Proposed Maximum       Proposed Maximum
   Title of Each Class of       Amount to Be       Offering Price       Aggregate Offering       Amount of
 Securities to Be Registered     Registered       Per Security(1)             Price           Registration Fee
----------------------------------------------------------------------------------------------------------------
            Units                  ____               $15.00                $_______             $______
================================================================================================================


(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933. (2) Includes Units that may be issued upon exercise of a 30-day option granted to the underwriters to cover over-allotments, if any.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================
--------------------------------------------------------------------------------

                       CONTENTS OF REGISTRATION STATEMENT

      This Registration Statement comprises the following papers and contents:

      The Facing Sheet

      Prospectus for First Trust Gold Trust

      Part II - Information Not Required in Prospectus

      Signatures

      Exhibits

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED [   ], 2013
FIRST TRUST GOLD TRUST HAS MADE A CONFIDENTIAL SUBMISSION TO THE SECURITIES AND EXCHANGE COMMISSION AS AN "EMERGING GROWTH COMPANY" AS DEFINED IN SECTION 2(A)(19) OF THE SECURITIES ACT OF 1933 AND SECTION 3(A)(80) OF THE SECURITIES EXCHANGE ACT OF 1934.

PROSPECTUS

                             FIRST TRUST GOLD TRUST

                                     UNITS
                               $[15.00] PER UNIT
                          ---------------------------

      The Trust. First Trust Gold Trust (the "Trust") is offering [__,000,000] transferable, redeemable units (individually, a "Unit," collectively, the "Units") in its initial public offering. No public market currently exists for the Units. Each Unit represents an equal, fractional, undivided ownership interest in the net assets of the Trust.

      Initial Public Offering. The initial public offering price will be $[15.00] per Unit. [UNITS ARE BEING OFFERED TO INVESTORS WHO ARE PREPARED TO INVEST A MINIMUM INITIAL SUBSCRIPTION AMOUNT OF $1,000.]

      Investment Objective. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion without the inconvenience that is typical of a direct investment in physical gold bullion. The Trust allows investors to invest in physical gold through Units of the Trust and either redeem their Units for physical gold bullion, or cash, less applicable expenses as described herein.

      Investment Strategy. The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion. Substantially all of the net assets of the Trust (at least 90%) will be invested in allocated kilogram bars of physical gold bullion. The Trust will not invest in gold certificates or other financial instruments that represent gold or that may be exchanged for gold and will not speculate with regard to short-term changes in gold prices.

      No Prior History. Because the Trust is newly organized, its Units of beneficial interest have no history of public trading.

      The Trust intends to list its Units on the NYSE Arca. The Trust has applied to list its Units on the Toronto Stock Exchange (the "TSX"). Listing on the NYSE Arca and the TSX is subject to the Trust fulfilling all of the requirements of the NYSE Arca and the TSX, respectively.

      THE TRUST IS AN "EMERGING GROWTH COMPANY" UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES AND A MUTUAL FUND UNDER APPLICABLE CANADIAN SECURITIES LAWS. PLEASE SEE "PROSPECTUS SUMMARY--STATUS AS AN EMERGING GROWTH COMPANY" ON PAGE [ ] OF THIS PROSPECTUS.

      INVESTING IN UNITS OF THE TRUST INVOLVES RISKS, INCLUDING THOSE DESCRIBED IN THE "RISKS" SECTION BEGINNING

ON PAGE 1 OF THIS PROSPECTUS.

--------------------

                                                            PER UNIT   TOTAL (1)
                                                            --------   ---------
      Initial Public Offering Price........................ $[15.00]   $
      Underwriting Commissions.............................   $0.__    $
      Proceeds, before expenses, to the Trust..............  $14.__    $
      Offering expenses, to be borne by the Trust(2).......    $.__    $

-----------------------

      (1) The Trust has granted the underwriters an option to purchase up to an additional _,000,000 Units at the public offering price, less underwriting commissions, within [30] days of the date of this prospectus to cover any over-allotments. This prospectus also qualifies both the grant of the over-allotment option and the issuance of the Units issuable on the exercise of the over-allotment option.

      (2) The aggregate offering expenses are estimated to be approximately [$_____], [ALL] of which will be borne by the Trust.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      The Units will be ready for delivery on or about , 2013.

                            -----------------------
                            [NAMES OF UNDERWRITERS]


                         -----------------------------
                  The date of this prospectus is       , 2013.

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER THE TRUST NOR THE UNDERWRITERS HAVE AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. NEITHER THE TRUST NOR THE UNDERWRITERS ARE MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

      UNTIL _____, 2013, 25 DAYS AFTER THE DATE OF THIS PROSPECTUS, ALL DEALERS THAT BUY, SELL OR TRADE OUR UNITS, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                               TABLE OF CONTENTS



                                                                            PAGE

Prospectus Summary.............................................................1
Risk Factors..................................................................11
The Trust.....................................................................19
Purchasing Gold...............................................................19
Investment Restrictions.......................................................20
Fees and Expenses.............................................................21
The Gold Sector...............................................................23
Management of the Trust.......................................................31
Custody of the Trust's Assets.................................................38
The Units.....................................................................40
Redemption of Units...........................................................41
Use of Proceeds...............................................................46
Capitalization................................................................46
Distributions.................................................................46
The Trust Agreement...........................................................48
Computation of Net Asset Value................................................54
Termination of the Trust......................................................58
Principal Unitholders of the Trust............................................59
The Advisory Agreements.......................................................59
Tax Matters...................................................................62
U.S. ERISA Matters............................................................73
Underwriting..................................................................74
Legal Proceedings.............................................................76
Legal Matters.................................................................76
Material Contracts............................................................76
Exemptions and Approvals......................................................77
Purchasers' Statutory Rights..................................................77
Experts.......................................................................77
Additional Information........................................................77

                        --------------------------------

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus, including documents incorporated by reference, contains "forward-looking statements." Forward-looking statements can be identified by the words "may," "will," "intend," "expect," "believe," "estimate," "continue," "plan," "anticipate," and similar terms and the negative of such terms. Forward-looking statements in this prospectus may include, for example, statements about:

      o  trading of the Trust's securities on the NYSE Arca or the TSX;

      o  the Trust's objectives and strategies to achieve the objectives;

      o success in obtaining gold in a timely manner and allocating such gold; and

      o the gold industry, sources and demand of gold and the performance of the gold market.

   By their nature, all forward-looking statements involve risks and uncertainties, and actual results could differ materially from those contemplated by the forward-looking statements. Several factors could materially affect the Trust's actual results and the price at which the Units will trade in the public markets, which may be discussed in the Trust's periodic filings with the applicable securities regulatory authorities.

   Although we believe that the expectations expressed in these forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in these forward-looking statements. The Trust's future financial condition and results of operations, as well as any forward-looking statements, are subject to change and are subject to inherent risks and uncertainties, such as those disclosed in the "Risks" section of this prospectus. All forward-looking statements contained or incorporated by reference in this prospectus are made as of the date of this prospectus. Subject to applicable law, we do not intend, and we undertake no obligation, to update any forward-looking statement. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the U.S. Securities Act of 1933, as amended (the "1933 Act").

   Currently known risk factors that could cause actual results to differ materially from the Trust's expectations include, but are not limited to, the factors described in the "Risks" section of this prospectus. The Trust urges you to review carefully that section for a more detailed discussion of the risks of an investment in the Trust's securities.

                                    CURRENCY

   Unless otherwise noted herein, all references to $ or dollars are to the currency of the United States and all references to Cdn$ or Canadian dollars are to the currency of Canada. On _____, 2013, the noon rate of exchange as reported by the Bank of Canada for the conversion of U.S. dollars into Canadian dollars was US$1.00 equals Cdn$1.____ (Cdn$1.00 equals US$0.____).

                                 ENFORCEABILITY

   Each of the Trust and First Trust Portfolios Canada Co., the Trust's trustee and manager, is organized under the laws of the Province of Ontario, Canada, and all of their executive offices and administrative activities and assets are located outside the United States. While Unitholders, whether or not residents of the United States, may be able to commence an action in Canada relating to the Trust, which is governed by the laws of Ontario and the laws of Canada applicable therein, and may also be able to petition Canadian courts to enforce judgments obtained in United States courts against any of the Trust, the trustee, the manager or any of the manager's directors or officers, as applicable, they may face additional requirements serving legal process within the United States upon, or enforcing judgments obtained in United States courts against, any of them or the assets of any of them located outside the United States, or enforcing against any of them in the appropriate Canadian courts judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States, or bringing an original action in the appropriate Canadian courts to enforce liabilities against the Trust, the trustee, the manager, the manager's directors or officers, as applicable, based upon the U.S. federal securities laws.

                               PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in the Units. You should carefully read the entire prospectus, particularly the section entitled "Risk Factors." Throughout this document, unless otherwise indicated, the term "business day" refers to any day on which the NYSE Arca and the Toronto Stock Exchange (TSX) is open for business.

THE TRUST ............. The Trust was established on [ ], 2013 under the laws of the Province of Ontario, Canada pursuant to a declaration of trust. The Trust was created to invest and hold substantially all of its assets in physical gold bullion. The Trust intends to invest primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion, except as described in this prospectus, and will not speculate with regard to short-term changes in gold prices. The Trust does not anticipate making regular cash distributions to holders of the Units ("Unitholders"). The material terms of the declaration of trust are discussed in greater detail under the section "The Declaration of Trust." Each outstanding Unit will represent an equal, fractional, undivided ownership interest in the net assets of the Trust.

THE ISSUER ............ First Trust Gold Trust is a mutual fund trust organized under the laws of the Province of Ontario, Canada.

PRINCIPAL OFFICE ...... The Trust's office is located at 330 Bay Street, Suite
                        1300, Toronto, Ontario, Canada M5H 2S8.

INVESTMENT
OBJECTIVE ............. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion without the inconvenience that is typical of a direct investment in physical gold bullion. The Trust allows investors to invest in physical gold through Units of the Trust and either redeem their Units for physical gold bullion, or cash, less applicable expenses as described herein. See "The Trust -- Overview of the Structure of the Trust" and "Redemption of Units."

INVESTMENT STRATEGY ... The Trust intends to achieve its objective by investing primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion. Substantially all of the net assets of the Trust, (at least 90%) will be invested in allocated kilogram bars of physical gold bullion with a fineness of 0.995 or higher that are manufactured by refiners recognized by the London Bullion Market Association ("LBMA") for the production of "good delivery bars" ("Kilogram Bars"). References in this prospectus to the Trust's investment in "gold" and "physical gold bullion" shall refer to an investment in Kilogram Bars, unless otherwise indicated. The Trust will not invest in gold certificates or other financial instruments that represent gold or that may be exchanged for gold and will not speculate with regard to short-term changes in gold prices. See "The Trust -- Purchasing Gold."

MANAGEMENT OF THE
TRUST ................. FT Portfolios Canada Co. (the "Manager") is the trustee
                        ("Trustee") and manager ("Manager") of the Trust. The Manager has the authority and responsibility to manage the day to day operations of the Trust, and to manage the offering of the Units, arrange for the implementation of the investment objectives, strategies, restrictions and portfolio management services on behalf of the Trust. The Manager is a company subsisting under the laws of Nova Scotia. Its principal office is located at 330 Bay Street, Suite 1300, Toronto, Ontario, Canada M5H 2S8, and it's telephone number is 416 865 8065.

                        First Trust Advisors L.P. (the "Portfolio Advisor") will serve as Portfolio Advisor of the Trust and is an affiliate of the Manager. The Portfolio Advisor is an investment advisor located in the United States and registered as a portfolio manager pursuant to the laws of Ontario. The Portfolio Advisor provides investment management and portfolio management services to the Trust regarding its investment portfolio. The Portfolio Advisor's principal office is located at 120 East Liberty Drive, Wheaton, Illinois, USA 60187.

                        The Portfolio Advisor has appointed Gold Bullion International LLC ("GBI" or the "Gold Advisor") to be responsible for the purchase and sale of gold in the Trust, facilitate the delivery of gold in the redemption process, and verify and coordinate vault activity with the Manager and custodians. GBI's principal office is located at 225 Liberty Street, New York, New York, USA 10006.

                        Bank of Nova Scotia (the "Trust Custodian") will be the custodian of the Trust's assets and is responsible for the property of the Trust that it, its affiliates or appointed sub-custodians directly hold on behalf of the Trust. The location of the Trust Custodian in Canada is The Bank of Nova Scotia, Scotia Plaza, 40 King Street West, Station 'A' Scotia Plaza, Toronto, Ontario M5W 2X6, Canada. The location of the Trust Custodian in the United States is 1 Liberty Plaza, 25th Floor, 165 Broadway, New York, New York 10006. Physical gold bullion held directly by the Trust Custodian will be stored on an allocated and segregated basis in the vault facilities of ScotiaMacatta, a division of the Trust Custodian, or additional gold custodians appointed by it in Canada, the United States or London, England. The Trust Custodian has appointed gold custodians (initially, in coordinating the Brink's Global Services USA and/or Via Mat International) for Kilogram Bar storage in the Trust's name (each such gold custodian, a "Gold Custodian" and together with the Trust Custodian, the "Custodians"). Each Custodian shall be responsible for and will bear all risk of the loss of, and damage to, the Trust's physical gold bullion that is in the Custodian's custody, subject to certain limitations based on events beyond the Custodian's control. The Gold Advisor will assist the Manager in coordinating the Trust's vaulting partners and locations. See "Custody of the Trust's Assets."

                        Equity Financial Trust Company (the "Transfer Agent") processes redemption orders and transfers for the Trust. The Transfer Agent's principal office is located [ ]. CIBC Mellon Trust Company (the "Valuation Agent") calculates the value of the net assets of the Trust on a daily basis and reconciles all purchases and redemptions of Units to determine the net asset value per Unit ("NAV"). The Valuation Agent's principal office is located at [ ]. The daily NAV will be posted at [www.ftportfolios.com.]

                        Deloitte LLP, the Trust's Auditors (the "Auditors"), annually audit the financial statements of the Trust to determine whether they fairly present, in all material respects, the Trust's financial position, results of operations and changes in net assets in accordance with International Financial Reporting Standards ("IFRS"). The Auditors also attend the count of the physical gold bullion owned by the Trust on an annual basis. For more information on the management of the Trust, see "Management of the Trust."

OFFERED SECURITIES .... _0,000,000 Units of the Trust (__,000,000 Units if the
                        underwriters exercise their over-allotment option in
                        full). Each outstanding Unit will represent an equal, fractional, undivided ownership interest in the net assets of the Trust attributable to the Units.

PRICE.................. $[15.00] per Unit.

EXCHANGE LISTING ...... The Trust intends to list its Units on the NYSE Arca and has applied to list its Units on the Toronto Stock Exchange ("TSX").

USE OF PROCEEDS ....... The estimated net proceeds from this offering, after deducting the underwriting commissions and the estimated expenses of the offering, will be $______ (or $_____ if the underwriters fully exercise their over-allotment option). The Trust will use substantially all of the net proceeds of this offering to acquire physical gold bullion in accordance with its objective and subject to the investment and operating restrictions described herein. The remaining net proceeds of the offering will be retained by the Trust in cash or cash equivalents. See "Use of Proceeds", "The Trust--Purchasing Gold" and "The Trust--Investment Restrictions."

CALCULATING NAV ....... The NAV will be determined daily as of 4:00 p.m.,
                        Eastern time, on each business day by the Trust's Valuation Agent. The value of the net assets of the Trust on any such day will be equal to the aggregate fair market value of the assets of the Trust as of such date, less an amount equal to the fair value of the liabilities of the Trust (excluding all liabilities represented by outstanding Units) as of such date. The Valuation Agent will calculate the NAV by dividing the value of the net assets of the Trust represented by the Units offered hereby on that day by the total number of Units then outstanding on such day. The Valuation Agent will calculate the NAV by dividing the value of the net assets of the Trust represented by the Units offered hereby on that day by the total number of Units then outstanding on such day. See "Computation of Net Asset Value" beginning on page [ ] of this prospectus.

REDEMPTION OF UNITS
FOR PHYSICAL GOLD
BULLION ............... Units may be redeemed at the option of the Unitholder for physical gold in any month. Units redeemed for physical bullion will be entitled to a redemption price equal to 100% of the NAV of the redeemed Units on the last day of the month on which the NYSE Arca is open for trading. The Unitholder is required to notify the Transfer Agent on or before the close of business on the 15th day of the month. The Unitholder has the ability to redeem Trust Units for physical gold in increments of one Kilogram Bar. Any redemption proceeds not paid in gold bullion, will be paid in cash at a rate equal to 100% of the NAV of such excess amount. A Unitholder redeeming Units for physical gold will be responsible for expenses incurred by the Trust in connection with such redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical gold bullion for Units that are being redeemed and the applicable gold storage in-and-out fees. See "Redemption of Units" for detailed terms and conditions relating to the redemption of Units for physical gold bullion, including a description of expenses thereof. A redemption for gold will be a taxable transaction to a U.S. Holder (as defined below) for U.S. Federal income tax purposes. See "U.S. Federal Income Taxation of U.S. Holders."

REDEMPTION OF UNITS
FOR CASH .............. Units may be redeemed at the option of the Unitholder for cash on a monthly basis. Units redeemed for cash will be entitled to a redemption price equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca or, if trading has been suspended on the NYSE Arca, the trading price of the Units traded on the TSX, for the last five days on which the respective exchange is open for trading for the month in which the redemption request is processed and (ii) the NAV of the redeemed Units as of the close on the NYSE Arca on the last day of the month on which the NYSE Arca is open for trading for the month in which the redemption request is processed. Cash redemption proceeds will be transferred to a redeeming Unitholder approximately three business days after the end of the month in which the redemption notice is processed. See "Redemption of Units" for detailed terms and conditions relating to the redemption of Units for cash.

DISTRIBUTION POLICY ... The Trust does not anticipate making regular cash distributions to Unitholders.

TERMINATION OF THE
TRUST ................. The Trust does not have a fixed termination date but will terminate in the event that any of the following occur: there are no Units outstanding, the resignation of the Trustee without appointment of a successor, or if the Trustee experiences certain insolvency events. In addition, the Trustee may, in its discretion, terminate the Trust, without Unitholder approval, by giving each holder of Units at the time at least 90 days' notice in certain circumstances. In connection with the termination of the Trust, the Trust will, to the extent possible, convert its assets to cash and, after paying or making adequate provision for all of the Trust's liabilities, distribute the net assets of the Trust to Unitholders, on a pro rata basis, as soon as practicable after the termination date. See "Termination of the Trust."

UNDERWRITERS .......... [           ] and [           ] will act as underwriters
                        for this offering in the United States. [           ]
                        and [           ] will act as underwriters for this
                        offering in Canada.

                FEES AND EXPENSES FOR THE OPERATION OF THE TRUST

      This table lists some of the fees and expenses that the Trust and Manager pay for the continued operation of the Trust and that you may have to pay if you invest in the Trust. Payment of fees and expenses by the Trust will reduce the value of your investment in the Trust. You will have to pay fees and expenses directly if you redeem your Units for physical gold bullion.


TYPE OF FEE                              AMOUNT AND DESCRIPTION
----------------------  --------------------------------------------------------

MANAGEMENT FEE:         The Trust pays the Manager a monthly management fee
                        equal to [ ]% of the NAV of the Trust, plus any applicable taxes. The management fee is calculated and accrued daily and payable monthly in arrears on the last day of each month. [In addition, the Trust will pay to the Manager a one-time set up fee equal to [ ]% of the cash price of physical gold bullion purchased by the Manager on behalf of the Trust, which fee is exclusive of the management fee.]

TRUSTEE FEE:            So long as the Trustee is the same person as the
                        Manager, the Trustee will not be entitled to receive any fees.

OPERATING EXPENSES:     Except as otherwise described in this prospectus, the
                        Manager, (and not the Trust) is responsible for all costs and expenses incurred in connection with the ongoing operation and administration of the Trust including, but not limited to: the fees and expenses payable to and incurred by the Trustee, the Manager, Portfolio Advisor, Gold Advisor, Custodians, Transfer
                        Agent, Valuation Agent, members of the Independent
                        Review Committee, independent auditors and legal counsel for compliance, third party website and communication providers; acquisition, transaction and handling costs for the physical gold bullion (other than the redemption expenses); and storage fees for the physical gold bullion.

                        In calculating the operating expenses of the Trust payable by the Manager, the following will be excluded and paid by the Trust: any applicable taxes payable by the Trust or to which the Trust may be subject; any unrealized or realized gains or losses of the Trust; and any expenses not in the ordinary course of business, including without limitation, any fees and expenses of any action, suit or other proceedings in which, or in relation to which, the Trustee, the Manager, Portfolio Advisor, Gold Advisor, Custodians, Transfer Agent, Valuation Agent, the Independent Review Committee of the Trust or the underwriters for this offering and/or any of their respective officers, directors, employees, consultants or agents is entitled to indemnity by the Trust. The Trust will retain cash from the net proceeds of this offering in order to provide available funds for its expenses and cash redemptions. From time to time, the Trust will sell physical gold bullion to replenish this cash reserve to meet its expenses and cash redemptions.

FEES AND EXPENSES IN
CONNECTION WITH THIS
OFFERING:               FEES PAYABLE TO THE UNDERWRITERS FOR SELLING THE UNITS.
                        The underwriters will be entitled to a cash commission equal to [4.5%] of the total amount of gross proceeds raised from the sale of the units.

                        EXPENSES OF THIS OFFERING. The legal expenses and certain other start-up costs incurred in the process of this offering until the closing date of this offering are the responsibility of the Manager. However, in the event the offering of the Units is successfully completed, the Trust, not the Manager, will be responsible for all of the expenses of the Trust incurred in connection with the public offering of the units (including the costs of creating and organizing the Trust, the costs of printing and preparing this prospectus, the legal expenses, marketing expenses and other reasonable out-of-pocket expenses of the Trust, the filing and listing fees of the applicable securities authorities and stock exchanges, the fees and expenses payable to the Trust's registrar and transfer agent, and the selling commissions of the underwriters and the legal expenses incurred by the underwriters). The expenses of this offering incurred to date are estimated to be approximately $[ ]. In the event this offering is terminated, the underwriters will receive only a reimbursement of out-of-pocket accountable expenses actually incurred in accordance with FINRA Rule 5110(f)(2)(D).

REDEMPTION AND
DELIVERY COSTS:         Except as set forth in this prospectus, there are no
                        redemption fees payable upon the redemption of Units for cash, though a redemption of Units for cash will be made at a 5% discount to the value of the Units as calculated in accordance with the Declaration of Trust, less any applicable taxes. See "Redemption of Units--Redemptions for Cash." However, if you choose to receive physical gold bullion upon redemption of Units, you will be responsible for redemption expenses. See "Redemption of Units--Redemptions for Physical Gold."

OTHER FEES AND EXPENSES
PAYABLE BY YOU:         No other charges apply. If applicable, you may be
                        subject to brokerage commissions or other fees associated with acquiring or trading the Units.

    FEES AND EXPENSES PAYABLE IN CONNECTION WITH AN INVESTMENT IN THE TRUST

                                                                AMOUNT
                                                       -------------------------
TYPE OF FEE                                             PER UNIT        TOTAL
-----------------------------------------------------  -----------   -----------
Gross Proceeds:(1)                                     $  [15.00]    $
Less:
Underwriting Commissions
Offering Expenses
                                                       -----------   -----------
Net Proceeds                                           $             $
                                                       ===========   ===========

------------------------
(1) Gross proceeds, per unit value, number of units, underwriting commissions and offering expenses are estimated for this table presentation.

      The following table breaks down the estimated expense ratio you must bear for an investment in the Trust:

                                INITIAL YEAR(1)           SUBSEQUENT YEARS(2)
                           -------------------------   -------------------------
Net Proceeds(3)            $              100.0000%    $              100.0000%
                           ===========   ===========   ===========   ===========
Management expenses                               %                           %
[Manager Set-up Fee]                              %     ________          ____%
                           ===========
Total annual expenses(4)   $                      %    $                      %
                           ===========   ===========   ===========   ===========

------------------------
(1) In the initial year, in addition to annual fees, there are set up fees and one-time fees to establish the Trust and related accounts and services.

(2) In the subsequent years, the expenses shown are the annual expenses based on either flat rates or a percentage of the assets under management.

(3) The net proceeds are either invested in physical gold bullion or in cash and cash equivalents, the amounts of which are estimated for this table presentation. Gross proceeds, per unit value, number of units, underwriting commissions and offering expenses are estimated for this table presentation and consistent with the table presentation immediately preceding this table.

(4) Total annual expenses do not include any miscellaneous expenses which were not estimated.

PRINCIPAL RISKS ....... There are risks associated with an investment in Units that should be considered by prospective purchasers, including risks associated with: (i) the price of gold;
                        (ii) the NAV and/or the market price of the Units; (iii) the purchase, transport, insurance and storage of physical gold bullion; (iv) liabilities of the Trust;
                        (v) redemptions of Units; (vi) operations of the Trust; and (vii) the offering. See "Risk Factors" beginning on page __ of the prospectus.

STATUS AS EMERGING
GROWTH COMPANY ........ The Trust qualifies as an emerging growth company under the JOBS Act, and will continue to so qualify until the earlier of: (i) the last day of our fiscal year following the fifth anniversary of the date of this prospectus, (ii) the date on which we become a large accelerated filer, or (iii) the date on which the Trust will have issued an aggregate of $1 billion in non-convertible debt during the preceding three years. As an emerging growth company, the Trust is eligible for certain reduced reporting and other obligations, including the following:

                        o the ability to present only two years of audited financial statements and two years of related Management's Discussion and Analysis of Financial Condition and Results of Operations in the registration statement of the initial public offering;

                        o an exemption from the auditor attestation requirement in the assessment of the internal control over financial reporting as required by
                           Section 404(b) of the Sarbanes-Oxley Act of 2002;

                        o an exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

                        o an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to our auditor's report in which the auditor would be required to provide additional information about the audit and our financial statements.

                        The Trust has, however, voluntarily elected to "opt out", or to not to avail itself, of any of the reduced regulatory and reporting requirements available to emerging growth companies, including opting out of the extended transition period relating to the exemption from new or revised financial accounting standards.
                        Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable, and the Trust will treat its election to opt out of any other reduced regulatory and reporting requirements available to emerging growth companies as irreversible as well.

TAX SUMMARY ........... MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS. U.S.
                        PERSONS ARE ENCOURAGED TO MAKE A QEF ELECTION WITH RESPECT TO THE UNITS. A U.S. person that is an individual, trust or estate, including such U.S. Unitholders that own Units through partnerships or other pass-through entities for U.S. federal income purposes, and that has made a timely and valid QEF election with respect to the Units is referred to in this summary as an "electing U.S. Holder." THE TAX CONSEQUENCES FOR A GIVEN INVESTOR WILL BE SIGNIFICANTLY DIFFERENT THAN AS DESCRIBED HEREIN IF AN INVESTOR FAILS TO MAKE A TIMELY QEF ELECTION.

                        Capital gain recognized on a sale of Units by an electing U.S. Holder who has held the Units for more than one year will generally be taxable as long-term capital gain at the rate of 0%, 18% or 20% under current law. Gains may also be subject to the 3.8% Medicare tax.

                        Capital gain recognized upon a redemption of units for physical gold bullion by an electing U.S. Holder will be treated in essentially the same manner as above (i.e., generally as long term capital gain taxable at the rate of 15% under current law), except that a limited portion of the gain (equal to the electing U.S. Holder's pro rata share of any capital gain recognized by the Trust upon the distribution of the physical gold bullion to the electing U.S. Holder) will be taxable to the electing U.S. Holder at a maximum capital gains rate of 28% under current law if the Trust held the physical gold bullion for more than one year.

                        The only other income that will be recognized by an electing U.S. Holder will be the electing U.S. Holder's pro rata share of any capital gain recognized by the Trust upon a disposition of physical gold bullion (including upon a distribution of physical gold bullion to another holder upon a redemption), upon the disposition of certain cash and cash equivalents and the electing U.S. Holder's pro rata share of any miscellaneous income of the Trust. The Manager generally expects such miscellaneous income to be quite limited. Gain attributable to the disposition of physical gold is likely to be taxed to an electing U.S. Holder at 28% if the Trust has held the gold for more than one year.

                        See "Tax Considerations--U.S. Federal Income Tax Considerations" for a detailed description of the U.S. federal income tax consequences applicable to a U.S. Holder who has made a valid and timely QEF election, as well as the alternative U.S. federal income tax consequences applicable to a U.S. person who does not make a QEF election.

                        MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS. The Trust is subject to tax under Part I of the Income Tax Act (Canada) ("Tax Act") in each taxation year on its income for the year less the portion thereof that it claims in respect of the amount paid or made payable to Unitholders in the year. The Trust does not intend to realize any material amount of income other than the situation where a gain is realized upon a disposition of physical gold bullion in connection with a redemption of Units. The Trust intends to make sufficient income paid or payable to Unitholders in each taxation year so that the Trust is not liable to pay tax under Part I of the Tax Act for the taxation year.

                        Unitholders resident in the United States will generally not be subject to Canadian capital gains tax on a sale or other disposition of their Units. Unitholders resident in the United States will also generally not be subject to Canadian withholding tax on distributions to them of gains of the Trust from dispositions of physical gold bullion (including any such gains allocated to them if they redeem their Units) provided that such gains qualify as capital gains for Canadian income tax purposes. Unitholders resident in the United States will generally be subject to Canadian withholding tax on any distributions to them of ordinary income as determined under Canadian income tax principles. However, the Trust does not currently expect to make any such income distributions.

                        A Unitholder who is resident in Canada generally will be required to include in computing income for a taxation year that part of the net income, and the taxable portion of the net realized capital gains, of the Trust, if any, that is paid or becomes payable to the Unitholder by the Trust in that year (whether in cash or Units). A Unitholder who is resident in Canada who disposes of Units held as capital property will realize a capital gain (or capital loss) to the extent that the proceeds of disposition exceed (or are less than) the aggregate adjusted cost base of the Units disposed of and any reasonable costs of disposition. See "Tax Matters --Canadian Federal Income Tax Considerations" for more details.

                                  RISK FACTORS

THE VALUE OF GOLD MAY DECLINE. The value of the Units is derived directly from the value of the gold held by the Trust. Fluctuations in the price of gold may materially adversely affect an investment in the Units. Gold bullion is tradable internationally and the value of the Units will depend on, and typically fluctuate with, the price fluctuations of gold. The price of gold may be affected at any time by many unpredictable international, economic, monetary and political factors including, without limitation:

      o global gold supply and demand, which is influenced by such factors as: (i) forward selling by gold producers; (ii) purchases made by gold producers to unwind gold hedge positions; (iii) central bank purchases and sales; (iv) production and cost levels in major gold-producing countries; and (v) new production projects;


      o  investors' expectations for future inflation rates;


      o exchange rate volatility of the U.S. dollar, the principal currency in which the price of gold is generally quoted (the Trust does not anticipate engaging in any hedging transactions);


      o futures exchanges changing the margin requirements that investors are required to meet in order to trade in gold futures or options;


      o  interest rate volatility; and


      o  unexpected global, or regional, political or economic incidents.


Changing tax, royalty, land and mineral rights ownership and leasing regulations in gold producing countries can have an impact on market functions and expectations for future gold supply. These factors can affect both share prices of gold mining companies and the relative prices of other commodities, which are both factors that may affect investor decisions in respect of investing in gold or in the units.

AN INVESTMENT IN THE TRUST WILL YIELD LONG-TERM GAINS ONLY IF THE VALUE OF GOLD BULLION HELD BY THE TRUST INCREASES IN AN AMOUNT IN EXCESS OF THE TRUST'S EXPENSES. The Trust will not actively trade physical gold bullion to take advantage of short-term market fluctuations in the price of gold or actively generate other income. Accordingly, the Trust's long-term performance is dependent on the long-term performance of the price of gold. As a result, an investment in the Trust will yield long-term gains only if the value of physical gold bullion held by the Trust increases in an amount in excess of the Trust's expenses. For an analysis of the gains the Trust will need to achieve to cover the Trust's anticipated expenses, please see "Computation of Net Asset Value-- Impact of Trust Expenses on Net Asset Value" below.

THE RECENT HIGH TRADING PRICE OF GOLD MAY NOT BE SUSTAINED. The international gold bullion market has experienced historically high trading prices in the past two years, and there can be no assurance that this historically high trading price of gold will be sustained. The future trading price of gold, and in turn the value of the Units, will depend upon factors such as global physical gold bullion supply and demand, investors' inflation expectations, exchange rate volatility and interest rate volatility.

REDEMPTIONS OF GOLD FOR CASH MAY YIELD A LOWER AMOUNT THAN SELLING UNITS ON THE EXCHANGE. The Trust offers Unitholders the option to redeem Units for cash. Because the cash redemption value of the Units is based on 95% of the lesser of
(i) the volume-weighted average trading price of the Units traded on the NYSE Arca or, if trading has been suspended on NYSE Arca, the trading price of the units traded on TSX, for the last five days on which the respective exchange is open for trading for the month in which the redemption request is processed and
(ii) the NAV of the redeemed Units as of 4:00 p.m., Eastern time, on the last day of the month on which the NYSE Arca is open for trading for the month in which the redemption request is processed, redeeming the Units for cash will generally yield a lesser amount than selling the Units on the NYSE Arca or the TSX, assuming such a sale is possible.

THE TRUST'S SALE OF GOLD TO COVER EXPENSES AND REDEMPTIONS MAY REDUCE THE VALUE OF THE UNITS. When the Trust sells gold to pay expenses and to cover certain redemptions, the amount of gold represented by each Unit will decline, regardless of whether the trading price of the Units rises or falls in response to changes in the price of gold. Each outstanding Unit will represent an equal, fractional, undivided ownership interest in the net assets of the Trust attributable to the Units. As the Trust does not expect to generate any net income and will regularly sell physical gold bullion over time to pay for its ongoing expenses and to cover certain redemptions, the NAV will gradually decline over time. The Units will only maintain their original value if the price of gold increases enough to offset the Trust's expenses. Additionally, the sale of the Trust's physical gold bullion to pay expenses or to cover certain redemptions at a time of low gold prices could adversely affect the value of the Units. Sales of physical gold bullion at relatively lower gold prices will have an adverse effect on the value of the net assets of the Trust and the NAV.

THE LACK OF AN EXISTING MARKET FOR UNITS OF THE TRUST MAY LIMIT THE ABILITY OF UNITHOLDERS TO SELL THEIR UNITS. If an active public market for the Units does not develop after the Initial Public Offering of the Units, the market prices and liquidity of the Units may be adversely affected.

BECAUSE THE TRUST IS NOT A DIVERSIFIED INVESTMENT, IT MAY BE MORE VOLATILE THAN OTHER INVESTMENTS. An investment in the Trust is not intended as a complete investment plan. Because the Trust will invest substantially all of its assets in physical gold, an investment in the Trust may be more volatile than an investment in a more broadly diversified portfolio. Accordingly, the NAV may be more volatile than another investment vehicle with a more broadly diversified portfolio and may fluctuate substantially over time. An investment in the Trust may be deemed speculative and is not intended as a complete investment program, therefore investors should review closely the objective and strategy, the investment and operating restrictions and the redemption provisions of the Trust as outlined herein and familiarize themselves with the risks associated with an investment in the Trust.

THE TRUST WILL NOT INSURE ITS ASSETS AND THERE MAY NOT BE ADEQUATE SOURCES OF RECOVERY IF ITS GOLD IS LOST, DAMAGED, STOLEN OR DESTROYED. In the event that the physical gold held by the Trust is lost, damaged, stolen or destroyed, Unitholders will need to rely on insurance carried by applicable third parties, if any, or on such third party's ability to satisfy any claims against it. However, the amount of insurance available or the financial resources of a responsible third party may not be sufficient to satisfy the Trust's claim against such party. Also, Unitholders are unlikely to have any right to assert a claim directly against such third party; such claims may only be asserted by the Trustee. In addition, if a loss is covered by insurance carried by a third party, the Trust, which is not a beneficiary on such insurance, may have to rely on the efforts of the third party to recover its loss.

[Additionally, if there is a loss, damage or destruction of the Trust's physical gold bullion in the custody of a Custodian and the Trust does not give timely notice, all claims against the Custodian will be deemed waived. In such an event, the Trust must give written notice to the Custodian within [ ] business days after the discovery by the Trust of any such loss, damage or destruction, but in any event no more than 30 days after the delivery by the Custodian to the Trust of an inventory statement in which the discrepancy first appears. If such notice is not given in a timely manner, all claims against the Custodian will be deemed to have been waived. In addition, no action, suit or other proceeding to recover any loss or shortage can be brought against the Custodian unless timely notice of such loss or shortage has been given and such action, suit or proceeding will have commenced within 12 months from the time a claim is made. The loss of the right to make a claim or of the ability to bring an action, suit or other proceeding against the Custodian may mean that any such loss will be non-recoverable, which will have an adverse effect on the value of the Trust.]


THE TRUST CUSTODIAN, THE GOLD CUSTODIANS, THE TRUSTEE, THE MANAGER AND OTHER SERVICE PROVIDERS ENGAGED BY THE TRUST MAY NOT CARRY ADEQUATE INSURANCE TO COVER CLAIMS AGAINST THEM BY THE TRUST. The Trust Custodian, the Gold Custodians, the Trustee, the Manager and other service providers engaged by the Trust maintain such insurance as they deem appropriate with respect to their respective businesses and their positions as a custodian, trustee, manager or otherwise of the Trust. Unitholders cannot be assured that any of the aforementioned parties will maintain any insurance with respect to the Trust's assets held or the services that such parties provide to the Trust and, if they maintain insurance, that such insurance is sufficient to satisfy any losses incurred by them in respect of their relationship with the Trust. Additionally, if there is a loss due to theft, loss, damage, destruction or fraud or otherwise with respect to the Trust's physical gold bullion held by one of the Trust's custodians and such loss is found to be the fault of such custodian, the Trust may not be able to recover more than the market value of the gold at the time the loss is discovered. If the market value of gold increases between the time the loss is discovered and the time the Trust receives payment for its loss, the value of the net assets of the Trust may be negatively affected.

GOLD DELIVERED TO A UNITHOLDER UPON REDEMPTION MAY LOSE ITS VERIFIABLE CHAIN OF CUSTODY STATUS. Physical gold received by a Unitholder upon the redemption of Units that is delivered to any destination not considered to be within the "chain of custody", will lose its verifiable status once it has been delivered. Gold-bars that remains within the chain of custody have the advantage that a purchaser generally will accept such bars as consisting of the indicated number of troy ounces of at least .9995 fine gold without otherwise testing them. This provides added liquidity as a sale of such bars can be completed more easily than the sale of physical gold bullion that is outside the chain of custody. The Trust will only purchase Kilogram Bars with brands recognized by the LBMA, and the physical gold bullion owned by the Trust will retain its verifiable chain of custody status while it is stored at a Custodian. However, if a redeeming Unitholder instructs that gold be delivered to a destination other than such an institution, the physical gold bullion delivered to the Unitholder will no longer be deemed as remaining within the chain of custody once it has been delivered, which may make a future sale of such gold more difficult.

IF GOLD IS LOST, DAMAGED, STOLEN OR DESTROYED DURING DELIVERY FROM THE TRUST CUSTODIAN OR A GOLD CUSTODIAN THE UNITHOLDER WILL NOT BE ABLE TO CLAIM DAMAGES FROM THE TRUST OR THE TRUST CUSTODIAN OR A GOLD CUSTODIAN. If a Unitholder exercises its option to redeem Units for physical gold bullion, the Unitholder's physical gold bullion will be transported by an armored transportation service carrier or such other transportation provider as deemed appropriate by the logistical coordinator engaged by or on behalf of the redeeming Unitholder. Because ownership of the physical gold bullion will transfer to such Unitholder at the time the Trust Custodian or Gold Custodian surrenders the physical gold bullion to the armored transportation service carrier or such other transportation provider as deemed appropriate by the logistical coordinator, the redeeming Unitholder will bear the risk of loss from the moment the armored transportation service carrier or such other transportation provider as deemed appropriate by the logistical coordinator takes possession of the physical gold bullion on behalf of such Unitholder. [PHYSICAL GOLD BEING DELIVERED TO A REDEEMING UNITHOLDER WILL BE INSURED UNTIL THE CLIENT SIGNS ACCEPTING DELIVERY OF THE PHYSICAL GOLD.]

UNITS OF THE TRUST MAY TRADE AT A DISCOUNT FROM NAV. This characteristic is a risk separate and distinct from the risk that the Trust's NAV could decrease as a result of its investment activities. The NAV will be reduced immediately following the initial offering as a result of the payment of certain offering costs. Although the value of the Trust's net assets will generally be considered by market participants in determining whether to purchase or sell Units, whether investors will realize gains or losses upon the sale of Units will depend entirely upon whether the market price of the Units at the time of sale is above or below the investor's purchase price for the Units. Because the market price of the Units will be affected by factors such as NAV, supply of and demand for the Units, trading volume of the Units, general market and economic conditions, and other factors beyond the control of the Trust, the Trust cannot predict whether the Units will trade at, below or above NAV or at, below or above the initial public offering price.

A DELAY IN THE PURCHASE BY THE TRUST OF PHYSICAL GOLD BULLION WITH THE NET PROCEEDS OF THIS OFFERING MAY RESULT IN THE TRUST PURCHASING LESS PHYSICAL GOLD BULLION THAN IT COULD HAVE PURCHASED ON THE DAY OF THE CLOSING OF THIS OFFERING. Due to the size of the offering and the nature of the gold market, the Trust may not be able to purchase immediately all of the required physical gold bullion. If physical gold bullion prices increase between the time the Trust receives the net proceeds of this offering and the time the Trust completes its purchases of physical gold bullion, the amount of physical gold bullion the Trust will be able to purchase will be less than it would have been able to purchase had it been able to complete its purchases of the required physical gold bullion immediately after the receipt of the net proceeds of this offering.

A NOTICE OF REDEMPTION OF UNITS IS IRREVOCABLE. In order to redeem Units for cash or gold, a Unitholder must provide a notice of redemption to the Transfer Agent. Except when redemptions have been suspended by the Manager, once a notice of redemption has been received by the Transfer Agent, it can no longer be revoked by the Unitholder under any circumstances, though it may be rejected by the Transfer Agent if it does not comply with the requirements for a notice of redemption.

THE TRUST MAY BE FORCED TO TERMINATE AND LIQUIDATE, REGARDLESS OF WHETHER THE TIMING IS ADVANTAGEOUS TO UNITHOLDERS. For certain reasons, as described in this prospectus, the Trust may be forced to terminate and liquidate, regardless of whether the timing is advantageous to Unitholders. If the Trust is required to terminate and liquidate or the Manager determines to terminate and liquidate the Trust, such termination and liquidation could occur at a time when gold prices are lower than the gold prices at the time when Unitholders purchased their Units. In certain circumstances, the Manager has the ability to terminate the Trust without the consent of Unitholders. The Manager's interests may differ from those of the Unitholders, and the Manager may terminate the Trust at a time that is not advantageous for the Unitholder.

THE TRUST MAY SUSPEND REDEMPTIONS, WHICH MAY AFFECT THE TRADING PRICE OF THE UNITS. In certain circumstances, the Manager, on behalf of the Trust, may suspend the right of Unitholders to request a redemption of their Units or postpone the date of delivery or payment of the redemption proceeds of the Trust (whether physical gold bullion and/or cash, as the case may be). This may affect the trading price of the Units at a time when an investor wishes to sell Units on the NYSE Arca or TSX.

THE PRICE OF PHYSICAL GOLD BULLION IS SUSCEPTIBLE TO DRASTIC CHANGES BASED ON FUTURE GOVERNMENTAL ACTION. Governmental decisions, such as the abandonment of the gold standard by the United States in 1971, have been viewed as having significant impact on the supply and demand of physical gold bullion and the price of physical gold bullion. Future governmental decisions may have an impact on the price of physical gold bullion, and may result in a significant decrease or increase in the value of the net assets of the Trust and the Trust's NAV.

THE TRUST WILL COMPETE WITH OTHER FINANCIAL VEHICLES, INCLUDING TRADITIONAL DEBT AND EQUITY SECURITIES ISSUED BY COMPANIES IN THE GOLD INDUSTRY AND OTHER SECURITIES BACKED BY OR LINKED TO GOLD, DIRECT INVESTMENTS IN GOLD AND INVESTMENT VEHICLES SIMILAR TO THE TRUST. If investors determine that such other financial vehicles are more attractive than the Trust, the liquidity of the Units may be reduced and, accordingly, the price received for sales of Units on the NYSE Arca or TSX may decline.

SIGNIFICANT CRISES MAY MOTIVATE LARGE-SCALE SALES OF GOLD, WHICH COULD DECREASE THE PRICE OF GOLD AND ADVERSELY AFFECT AN INVESTMENT IN UNITS OF THE TRUST. The possibility of large-scale distress sales of gold in times of crisis may have a negative impact on the price of gold and adversely affect an investment in Units of the Trust.

THE TRUST MAY BE FORCED TO SELL GOLD EARLIER THAN ANTICIPATED IF EXPENSES ARE HIGHER THAN EXPECTED. Although the Trust will retain cash from the net proceeds of this offering in order to provide available funds for expenses, the Trust may be forced to sell physical gold earlier than anticipated if the Trust's expenses are higher than estimated. Such accelerated sales may result in a reduction of the NAV and the trading price of the Units.

BECAUSE THE TRUST IS NOT A REGISTERED INVESTMENT COMPANY IN THE UNITED STATES, UNITHOLDERS WILL LACK CERTAIN PROTECTIONS AFFORDED BY U.S. SECURITIES LAWS. Unitholders will not have the protections associated with ownership of shares in an investment company registered under the U.S. Investment Company Act of 1940, as amended (the "1940 Act"), or the protections afforded by the U.S. Commodity Exchange Act. The Trust is not registered as an investment company under the 1940 Act and is not required to register under such act. Consequently, Unitholders will not have the regulatory protections provided to investors in investment companies. The Trust will not hold or trade in commodity futures contracts regulated by the U.S. Commodity Exchange Act of 1936 (the "Commodity

Exchange Act"), as administered by the U.S. Commodity Futures Trading Commission (the "CFTC"). Furthermore, the Trust is not a commodity pool for purposes of the Commodity Exchange Act, and none of the Manager, the Trustee or the underwriters is subject to regulation by the CFTC as a commodity pool operator or a commodity trading advisor in connection with the Units. Consequently, Unitholders will not have the regulatory protections provided to investors in Commodity Exchange Act-regulated instruments or commodity pools.

SUBSTANTIAL SALES OF GOLD BY THE "OFFICIAL SECTOR" COULD AFFECT THE VALUE OF THE UNITS. Much of the world's gold is held by the official sector, which consists of central banks, other governmental agencies and multi-lateral institutions that buy, sell and hold gold as part of their reserve assets. Substantial sales of gold by the official sector could adversely affect an investment in the Units. In the event that future economic, political or social conditions or pressures require members of the official sector to liquidate their gold assets all at once or in an uncoordinated manner, the demand for gold may not be sufficient to accommodate the sudden increase in the supply of gold to the market. Consequently, the price of gold may decline which may adversely affect an investment in the Units.

THE TRUST MAY HAVE TO MEET CERTAIN INDEMNIFICATION OBLIGATIONS WHICH COULD AFFECT THE VALUE OF THE UNITS. The Trust has an obligation to reimburse the Trustee, the Manager, the underwriters and certain other parties for certain liabilities. If the Trust is forced to meet such obligations, it could adversely affect an investment in the Units. The Trust will not carry any insurance to cover such potential obligations and any indemnification paid by the Trust would reduce the value of net assets of the Trust and, accordingly, the NAV.

THE TRUST'S INVESTMENT OBJECTIVE MAY BE CHANGED WHICH COULD AFFECT THE VALUE OF THE UNITS. The investment objective and restrictions of the Trust may be changed by way of an Extraordinary Resolution of Unitholders, as defined below. The investment objective and restrictions of the Trust may be changed with the approval of Unitholders passed by at least 66 2/3% of the votes cast, either in person or by proxy, at a duly constituted meeting of Unitholders, or at any adjournment thereof, called and held in accordance with the Declaration of Trust, or a written resolution signed by Unitholders holding not less than 66 2/3% of the Units (an "Extraordinary Resolution"). Such changes to the investment objective or restrictions of the Trust may be more favorable or less favorable to you than the investment objective or restrictions of the Trust as described in this prospectus.

SUBSTANTIAL REDEMPTIONS OF UNITS MAY RESULT IN A DECREASE IN THE TRADING LIQUIDITY OF THE UNITS AND INCREASE THE AMOUNT OF TRUST EXPENSES ALLOCATED TO EACH REMAINING UNIT. Such increased expenses may reduce the value of the net assets of the Trust, the NAV and the trading price of the Units.

FLUCTUATION IN FOREIGN EXCHANGE RATES MAY HAVE AN ADVERSE EFFECT ON THE TRUST AND ON THE TRADING PRICE OF THE UNITS. The Trust maintains its accounting records, purchases gold and reports its financial position and results in U.S. dollars. Because certain of the Trust's expenses are paid in Canadian dollars, an increase in the value of the Canadian dollar would increase the reported expenses of the Trust that are payable in Canadian dollars, which could result in the Trust being required to sell more gold bullion to pay its expenses. Further, such appreciation could adversely affect the Trust's reported financial results, which may have an adverse effect on the trading price of the units.

THE TRUST OR THE VALUATION AGENT WILL CALCULATE ALL REDEMPTIONS USING U.S. DOLLARS, WHICH WILL EXPOSE REDEEMING NON-U.S. UNITHOLDERS TO CURRENCY RISK AND RESULT IN A LESSER REDEMPTION AMOUNT TO A UNITHOLDER REDEEMING UNITS IN A DIFFERENT CURRENCY. The Trust or the valuation Agent will calculate all redemptions using U.S. dollars. All redeeming Unitholders will receive any cash amount to which the Unitholder is entitled in connection with the redemption in U.S. dollars, which will expose such Unitholder to the risk that the exchange rate between the U.S. dollar and the other currency in which the Unitholder generally operates will result in a lesser redemption amount than the Unitholder would have received if the redemption amount had been calculated and delivered in such other currency. In addition, the Trust will deliver or cause to be delivered any cash as a result of the redemption in U.S. dollars, the redeeming Unitholder may be required to open or maintain an account that can receive deposits of U.S. dollars.

THE TRUST EXPECTS TO BE A PASSIVE FOREIGN INVESTMENT COMPANY FOR U.S. FEDERAL INCOME TAX PURPOSES ("PFIC"), WHICH MAY HAVE ADVERSE U.S. FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS WHO DO NOT MAKE CERTAIN ELECTIONS. A U.S. Holder of Units of the Trust that does not make a QEF election or a mark-to-market election with respect to the Units generally will be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of the Units as if the excess distribution or gain had been recognized ratably over the U.S. Holder's holding period for the Units. A U.S. Holder generally may mitigate these U.S. federal income tax consequences by making a QEF election, or, to a lesser extent, a mark-to-market election.

A U.S. Holder that makes a QEF election with respect to his, her or its Units may be required to include amounts in income for U.S. federal income tax purposes if any holder redeems Units for cash or physical gold bullion. As noted above, a U.S. Holder, generally may mitigate the U.S. federal income tax consequences under the PFIC rules of holding Units of the Trust by making a QEF election. A U.S. Holder that makes a QEF election must report each year for U.S. federal income tax purposes his, her or its pro rata share of the Trust's ordinary earnings and the Trust's net capital gain, if any, regardless of whether or not distributions were received from the Trust by the U.S. Holder. If any holder redeems Units for physical gold bullion (regardless of whether the holder requesting redemption is a U.S. Holder or has made a QEF election), the Trust will be treated under U.S. federal income tax legislation as if it sold the physical gold bullion for its fair market value. As a result, all the U.S. Holders who have made a QEF election will be required to currently include in their income for U.S. tax purposes their pro rata share of the Trust's gain from such deemed disposition (which generally will be taxable to non-corporate U.S. Holders at a maximum rate of 28% under current law if the Trust has held the physical gold bullion for more than one year), even though such deemed disposition is not attributable to any action on their part. If any holder redeems Units for cash and the Trust sells physical gold bullion to fund the redemption (regardless of whether the holder requesting redemption is a U.S. Holder or has made a QEF election), all the U.S. Holders who have made a QEF election similarly will include in their income their pro rata share of the Trust's gain from the sale of the physical gold bullion, which will be taxable as described above, even though the Trust's sale of physical gold bullion is not attributable to any action on their part.

FAILURE OF THE TRUST TO QUALIFY AS A PFIC FOR PURPOSES OF U.S. FEDERAL TAX LAWS COULD RESULT IN A SUBSTANTIAL TAX UPON THE VALUE OF THE UNITS. The Trust intends to be treated as a PFIC for U.S. federal income tax purposes. In order to be a PFIC, the Trust must first be classified as a business entity treated as an association taxable as a corporation for U.S. federal income tax purposes. The primary investment objective of the Trust is to buy and hold gold bullion. The activity of buying and holding gold bullion would not in and of itself cause the Trust to be a business entity. The Trustee has the power to vary the investment of the Unitholders, but this power is limited to 10 percent of the NAV of the Trust. There is a risk that the Internal Revenue Service (the "IRS") would treat the limited power to vary as not significant or bifurcate the Trust into one trust treated as a grantor trust and one trust treated as a PFIC. If all or any part of the Trust is treated as a grantor trust, the QEF election would not be available as to that portion, and the disposition of interests in the Trust would generally result in gains being taxed at a 28% rate if the gold has been held by the Trust for over one year.

Even if the Trust is a business entity for U.S. federal income tax purposes, it is possible that the Trust could be classified as a controlled foreign corporation (a "CFC") in addition to being a PFIC. Under the CFC rules, any 10-percent U.S. shareholder would be required to take into income currently certain types of passive income, including income from commodities. However, the character of such income is not retained, so U.S. shareholders may be taxed at rates currently up to 39.6%. In addition, any portion of the gain on the sale of the stock attributable to accumulated earnings and profits of the CFC that has not previously been subject to U.S. tax will be treated as a dividend and subject to tax at rates up to 39.6%. Such income may also be subject to a 3.8% Medicare tax.

IF THE TRUST CEASES TO QUALIFY AS A "MUTUAL FUND TRUST" FOR CANADIAN INCOME TAX PURPOSES, IT OR THE UNITHOLDERS COULD BECOME SUBJECT TO MATERIAL ADVERSE CONSEQUENCES. In order to qualify as a mutual fund trust under the Tax Act, the Trust must comply with various requirements contained in the Tax Act, including (in many or most circumstances) requirements to hold substantially all its property in assets (such as physical gold bullion and cash) that are not "taxable Canadian property", and to restrict its undertaking to the investing of its funds. If the Trust were to cease to qualify as a mutual fund trust (whether as a result of a change of law or administrative practice, or due to its failure to comply with the current Canadian requirements for qualification as a mutual fund trust), it may experience various potential adverse consequences, including becoming subject to a requirement to withhold tax on distributions made to non-Canadian Unitholders of any capital gains realized from the dispositions of physical gold bullion.

If the Trust were to carry on a business in Canada in a taxation year or acquire securities that were "non-portfolio properties", it could become subject to tax at full corporate tax rates on some or all of its income for that year. The Manager anticipates that the Trust will make sufficient distributions in each year of any income (including taxable capital gains) realized by the Trust for Canadian tax purposes in the year so as to ensure that it will not be subject to Canadian income tax on such income. Such income generally will become subject to Canadian income tax at full corporate rates if the Trust becomes a specified investment flow-through trust, (a "SIFT trust"), even if distributed in full. If the Trust, contrary to its investment restrictions, were to carry on a business in Canada in a taxation year and use its property in the course of any such business, or acquire securities that were "non-portfolio properties", it could become a SIFT trust. The anticipated activities of the Trust, as described in this prospectus, should not result in the Trust being characterized as a SIFT trust. The Canada Revenue Agency (the "CRA"), may take a different (and adverse) view of this issue and characterize the Trust as a SIFT trust. If the Trust were a SIFT trust for a taxation year of the Trust, it would effectively be taxed similarly to a corporation on income and capital gains in respect of such non-portfolio properties at a combined federal/provincial tax rate comparable to rates that apply to income earned and distributed by Canadian corporations. Distributions of such income received by Unitholders would be treated as dividends from a taxable Canadian corporation. See "Material Tax Considerations--Material Canadian Federal Income Tax Considerations--SIFT Trust Rules."

If the Trust treats distributed gains as being on capital account and the CRA later determines that the gains were on income account, then Canadian withholding taxes would apply to the extent that the Trust has distributed the gains to non-Canadian Unitholders. Any taxes borne by the Trust itself would reduce the NAV and the trading prices of the Units. The Manager anticipates that the Trust generally will treat gains (or losses) as a result of dispositions of physical gold bullion as capital gains (or capital losses), although depending on the circumstances, it may instead include (or deduct) the full amount of such gains in computing its income. See "Material Tax Considerations--Material Canadian Federal Income Tax Considerations--Canadian Taxation of the Trust." If any transactions of the Trust are reported by it on capital account but are subsequently determined by the CRA to be on income account, there may be an increase in the net income of the Trust for tax purposes and the taxable component of redemption proceeds (or any other amounts) distributed to Unitholders, with the result that non-Canadian Unitholders potentially could be assessed directly by the CRA for Canadian withholding tax on the amount of net gains on such transactions that were treated by the CRA as having been distributed to them. The CRA can assess the Trust for a failure of the Trust to withhold tax on distributions made by it to non-Canadian Unitholders that are subject to withholding tax, and typically would do so rather than assessing the non-Canadian Unitholders directly. Accordingly, any such re-determination by the CRA may result in the Trust being liable for unremitted withholding taxes on prior distributions made to Unitholders who were not resident in Canada for the purposes of the Tax Act at the time of the distribution. As the Trust may not be able to recover such withholding taxes from the non-Canadian Unitholders whose Units were redeemed, payment of any such amounts by the Trust would reduce the NAV and the trading prices of the Units. See "Material Tax Considerations--Material Canadian Taxation of Unitholders."

UNITHOLDERS DO NOT HAVE THE SAME RIGHTS AS SHAREHOLDERS OF A CORPORATION AND HAVE LIMITED ABILITY TO AFFECT THE MANAGEMENT OF THE TRUST, AND, AS A RESULT, A UNITHOLDER MAY DETERMINE TO SELL ITS UNITS, WHICH COULD OCCUR AT A TIME WHEN THE VALUE OF ITS INVESTMENT IN THE UNITS MAY DECREASE. Because the Trust is organized as a trust rather than a corporation, the rights of Unitholders are set forth in the Declaration of Trust rather than in a corporate statute. This means that Unitholders do not have the statutory rights normally associated with the ownership of shares in an Ontario corporation. For example, the Trust is not subject to minimum quorum requirements, is not required to hold annual meetings, and has no officers or directors required by statute. Unitholders have the right to vote on matters brought before Unitholders in accordance with the Declaratoin of Trust but do not have a right to approve changes to the Manager in certain circumstances. A Unitholder that disagrees with the management of the Trust may determine to sell its units if such Unitholder deems its recourse under the Declaration of Trust to be inadequate or unsatisfactory, which could occur at a time when it is disadvantageous to sell units of the Trust. In such circumstances, the value of a Unitholder's investment in the units of the Trust may decrease.

UNITHOLDERS DO NOT HAVE A RIGHT TO BRING "OPPRESSION" OR "DERIVATIVE" SUITS AS A MEANS OF ENFORCING THEIR RIGHTS, AND THE UNITHOLDER WOULD NOT BE ABLE TO RECOVER THE TRUE VALUE OF THE UNITHOLDER'S INVESTMENT IN THE EVENT THAT THE TRUST COULD BRING A SUIT ON ITS OWN BEHALF BUT IS UNABLE OR UNWILLING TO DO SO. Unitholders do not have the right to bring "oppression" or "derivative" suits, which could negatively affect the ability of a Unitholder to recover losses should causes of action arise. Therefore, the Unitholder would not be able to recover the true value of the Unitholder's investment in the event that the Trust could bring a suit on its own behalf but is unable or unwilling to do so.

UNITHOLDERS HAVE THE POTENTIAL FOR LIABILITY. Unitholders may be liable for obligations of the Trust to the extent the Trust's obligations are not satisfied out of the Trust's assets. The Declaration of Trust provides that no Unitholder will be held to have any personal liability as a Unitholder and there will be no resort to the Unitholder's private property for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of any of the Trust, the Manager/Trustee or any obligation that a Unitholder would otherwise have to indemnify the Trustee for any personal liability by the Trustee as such, but rather, only the Trust's assets are intended to be liable and subject to levy or execution for such satisfaction. Also, under the Trust Beneficiaries' Liability Act, 2004 (Ontario), holders of Units of a trust governed by the laws of the Province of Ontario that is a reporting issuer under the Securities Act (Ontario) (as the Trust will be on the issuance by Canadian securities regulatory authorities of a receipt in respect of the final prospectus filed in respect of this offering of Units) are not, as beneficiaries, liable for any act, default, obligation or liability of the Trust. Notwithstanding the above, there is a risk that a Unitholder could be held personally liable for obligations of the Trust to the extent that claims are not satisfied out of the assets of the Trust if a court finds (i) that Ontario law does not govern the ability of a third party to make a claim against a beneficiary of a Trust and that the applicable governing law permits such a claim, or (ii) that the Unitholder was acting in a capacity other than as a beneficiary of the Trust. In the event that a Unitholder should be required to satisfy any obligation of the Trust, such Unitholder may be entitled to reimbursement from any available assets of the Trust in accordance with the Declaration of Trust.

DIRECT PURCHASES OF GOLD BULLION BY THE TRUST MAY GENERATE HIGHER TRANSACTION AND CUSTODY COSTS. The Trust will directly purchase gold bullion which may generate higher transaction and custody costs than other types of investments, which may impact the performance of the Trust.

                                   THE TRUST

OVERVIEW OF THE STRUCTURE OF THE TRUST

      First Trust Gold Trust was established on [ ], 2013 under the laws of the Province of Ontario, Canada pursuant to a declaration of trust dated [ ], 2013 (the "Declaration of Trust"). The Trust is considered a mutual fund under Canadian securities legislation.

      The Trust was created to invest and hold substantially all of its assets in physical gold bullion. The Trust seeks to provide a secure, convenient and exchange-traded investment alternative for investors interested in holding physical gold bullion without the inconvenience that is typical of a direct investment in physical gold bullion. The Trust intends to invest primarily in long-term holdings of unencumbered, fully allocated, physical gold bullion and will not speculate with regard to short-term changes in gold prices. The Trust does not anticipate making regular cash distributions to Unitholders.

      The Trust is authorized to issue an unlimited number of Units. Each Unit represents an equal, undivided beneficial ownership interest in the Trust. Units are transferable and redeemable at the option of the Unitholder in accordance with the provisions of the Declaration of Trust. All Units have equal rights and privileges with respect to all matters, including voting, receipt of distributions from the Trust, liquidation and other events in connection with the Trust. Units and fractions of Units will be issued only as fully paid and non-assessable. The Units offered hereby will have no preference, conversion or exchange rights. Each whole Unit entitles the holder thereof to one vote at meetings of Unitholders.

      Unitholders will have no interest in the Trust other than the Units held by them, and, subject to any federal, state or provincial tax, securities or other legislation and any regulations, orders, policies, rules or administrative practices of any federal, state or provincial regulatory authority, having the force of law as may from time to time apply to the Trust (the "Applicable Law(s)"), Unitholders will not be called upon to share or assume any losses of the Trust or suffer any assessment or further payments to the Trust or the Trustee of any kind by virtue of their ownership of the Units.

      The fiscal year-end of the Trust is December 31 and its principal office is located at 330 Bay Street, Suite 1300, Toronto, Ontario, Canada M5H 2S8. See "Management of the Trust" below for a description of the contractual relationships with various entities that provide services to the Trust.

                                PURCHASING GOLD

      After the closing of this offering, the net proceeds of the offering will be placed in an interest bearing account established in the name of the Trust. The Manager will commence purchasing physical gold bullion as soon as practicable thereafter in an amount equal to the net proceeds of this offering less approximately $[_____________], which will be held by the Trust to pay ongoing expenses. This cash reserve is expected to render unnecessary the immediate sale of physical gold bullion out of the Trust's portfolio to pay for expenses.

      To purchase physical gold bullion, the Portfolio Advisor creates an order internally and sends it for pre-trade compliance review. Once the order has been approved by the Portfolio Advisor, the order is communicated to the Gold Advisor, who will arrange for the purchase of the gold bullion from a bullion dealer or refiner. In the course of executing purchase and sale orders, the Gold Advisor is authorized to negotiate with such dealers the final execution price. Orders are generally placed by phone and through electronic dealing systems. The Gold Advisor is authorized to select the bullion dealers or refiners that will execute the purchases and sales of gold bullion for the Trust, and is directed to use its commercially reasonable efforts to obtain best execution, which includes most favorable net results and execution of the Trust's orders, taking into account all appropriate factors, including, but not limited to, price, dealer commission, and size and difficulty of the transaction. Subject to approval by the Trustee and compliance with the policies and procedures adopted by the Trustee for the Trust and to the extent permitted by and in conformance with Applicable Law, the Gold Advisor may select bullion dealers or refiners affiliated with the Gold Advisor.

      The trade must be effected for Kilogram Bars. Once executed, the order is allocated and sent for post-trade compliance monitoring and approval by the Portfolio Advisor. Upon approval, the Gold Custodian is notified and the trade is settled between the Trust Custodian or a Gold Custodian and the bullion dealer or refiner. The Gold Advisor will coordinate with the bullion dealer or refiner arranges for the delivery of the Kilogram Bars to the destination specified by the purchaser, which will be the applicable Custodian with respect to the physical gold bullion purchased by the Trust. Once the Custodian takes delivery of the physical gold bullion bars, they immediately will be fully allocated to the Trust's account and segregated from non-Trust assets held by the Custodian. The Manager expects to complete the purchase of physical gold bullion within __ business days after the completion of this offering.

      Kilogram Bars must meet, among others, the following specifications:

      Produced by a refiner recognized by the LBMA for the production of "good delivery" bars.

      Fineness: the minimum acceptable fineness is 995.0 parts per thousand gold.

      Marks: Serial number; Assay stamp of refiner; Fineness, and expressed to four significant figures.

                            INVESTMENT RESTRICTIONS

      In making investments on behalf of the Trust, the Portfolio Advisor will be subject to certain investment and operating restrictions (the "Investment and Operating Restrictions"), which are set out in the Declaration of Trust. The Investment and Operating Restrictions may not be changed without the prior approval of Unitholders by way of an Extraordinary Resolution unless such change or changes are necessary to ensure compliance with Applicable Laws or other requirements imposed from time to time by applicable securities regulatory authorities or stock exchanges on which the Units are listed.

      The Investment and Operating Restrictions provide that the Trust:

      (a) will invest in and hold a minimum of 90% of the net assets of the Trust in physical gold bullion in Kilogram Bars and hold no more than 10% of the net assets of the Trust, at the discretion of the Portfolio Advisor, in cash or any asset readily convertible into cash (whether or not denominated in U.S. dollars) including, but not limited to, bank accounts, certificates of deposit, money market accounts, commercial paper, U.S. and foreign treasury obligation and bonds, corporate obligations and bonds, precious metals or commodities, and publicly traded instruments, except during the 60-day period following the closing of this offering or additional offerings or prior to the distribution of the assets of the Trust;

      (b) will store all Kilogram Bars owned by the Trust at the Trust Custodian or a Gold Custodian on a fully allocated basis, provided that the Kilogram Bars may be stored with a Custodian only if it will remain within the chain of custody with that Custodian;

      (c) will not purchase, sell or hold derivatives;

      (d) will not issue Units following the completion of this offering except
(i) if the net proceeds per Unit to be received by the Trust are not less than 100% of the most recently calculated NAV per Unit prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution;

      (e) will ensure that no part of the stored physical gold bullion may be delivered out of safekeeping by the Trust Custodian or a Gold Custodian, without receipt of an instruction from the Manager in the form specified by the Trust Custodian or Gold Custodian indicating the purpose of the delivery and giving direction with respect to the specific amount;

      (f) will ensure that no director or officer of the Manager or representative of the Trust or the Manager will be authorized to enter into the physical gold bullion storage vaults without being accompanied by at least one representative of the Trust Custodian or a Gold Custodian, as applicable;

      (g) will ensure that the physical gold bullion remains unencumbered;

      (h) will inspect or cause to be inspected the stored physical gold bullion periodically on a spot inspection basis and, together with a representative of the Trust's Auditor, physically audit each bar annually;

      (i) will not guarantee the securities or obligations of any person other than the Manager, and then only in respect of the activities of the Trust;

      (j) will not hold any "taxable Canadian Property" within the meaning of the Tax Act;

      (k) in connection with requirements of the Tax Act, will not make or hold any investment that would result in the Trust failing to qualify as a "mutual fund trust" within the meaning of the Tax Act;

      (l) in connection with requirements of the Tax Act, will not invest in any security that would be a tax shelter investment within the meaning of section
143.2 of the Tax Act;

      (m) in connection with requirements of the Tax Act, will not invest in the securities of any non-resident corporation, trust or other non-resident entity (or of any partnership that holds such securities) if the Trust would be required to include any significant amounts in income pursuant to proposed sections 94 or 94.1 of the Tax Act;

      (n) in connection with requirements of the Tax Act, will not invest in any security of an issuer that would be a foreign affiliate of the Trust for purposes of the Tax Act; and

      (o) in connection with requirements of the Tax Act, will not carry on any business and make or hold any investments that would result in the Trust itself being subject to the tax for SIFT trusts as provided for in section 122 of the Tax Act.

                               FEES AND EXPENSES

MANAGER'S FEE

      For its services under the Declaration of Trust, the Manager will receive an annual management fee equal to 0.__% of the NAV (determined in accordance with terms of the Declaration of Trust), plus any applicable taxes. The management fee will be calculated and accrued daily and payable monthly in arrears on the last day of each month. [In addition, the Trust will pay to the Manager a one-time set up fee equal to [ ]% of the cash price of physical gold bullion purchased by the Manager on behalf of the Trust, which fee is exclusive of the management fee.]

      If and to the extent the Manager renders services to the Trust other than those required to be rendered pursuant to the Declaration of Trust or any other agreement, such additional services and activities will be compensated separately and will be on such terms that are generally no less favorable to the Trust than those available from arm's length parties for comparable services.

TRUSTEE'S FEE

      So long as the Trustee is the same person as the Manager, the Trustee will not be entitled to receive any fees.

OPERATING EXPENSES

      Except as otherwise described in this prospectus, the Manager, (and not the Trust) is responsible for all costs and expenses incurred in connection with the ongoing operation and administration of the Trust including, but not limited to: the fees and expenses payable to and incurred by the Trustee, the Manager, Portfolio Advisor, Gold Advisor, Trust Custodian, Gold Custodians, Transfer Agent, Valuation Agent, members of the Independent Review Committee, independent auditors and legal counsel for compliance, third party website and communication providers; acquisition, transaction and handling costs for the physical gold bullion (other than the redemption expenses); and storage fees for the physical gold bullion. Below is a description of fees which are, unless otherwise indicated, payable by the Manager and made to various entities that provide services in connection with the operation and administration of the Trust:

      Portfolio Advisor:     [  ]% of the average daily net assets of the Trust
      Gold Advisor:          50%   of fee payable to Portfolio Advisor (paid by
                                   the Portfolio Advisor)
      Trust Custodian:       [  ]

      Gold Custodians:       [  ]
      Transfer Agent:        [  ]
      Valuation Agent:       [  ]

      In calculating the expenses of the Trust payable by the Manager, the following will be excluded and paid by the Trust: any applicable taxes payable by the Trust or to which the Trust may be subject; any unrealized or realized gains or losses of the Trust; and any expenses not in the ordinary course of business, including without limitation, any fees and expenses of any action, suit or other proceedings in which, or in relation to which, the Trustee, the Manager, Portfolio Advisor, Gold Advisor, Trust Custodian, Gold Custodians, Transfer Agent, Valuation Agent, the Independent Review Committee of the Trust or the underwriters for this offering and/or any of their respective officers, directors, employees, consultants or agents is entitled to indemnity by the Trust. The Trust will retain cash from the net proceeds of this offering in order to provide available funds for its ongoing expenses and cash redemptions. From time to time, the Trust will sell physical gold bullion to replenish this cash reserve to meet its expenses and cash redemptions.

      The Trust will retain cash from the net proceeds of this offering in order to provide available funds for its ongoing expenses and cash redemptions. From time to time, the Trust will sell physical gold bullion to replenish this cash reserve to meet its expenses and cash redemptions.

FEES AND EXPENSES IN CONNECTION WITH THIS OFFERING

Fees Payable to the Underwriters for Selling the Units

      The underwriters will be entitled to a cash commission equal to [4.5%] of the total amount of gross proceeds raised from the sale of the units.

Expenses of this Offering

      The legal expenses and certain other start-up costs incurred in the process of this offering until the closing date of this offering are the responsibility of the Manager. However, in the event the offering of the units is successfully completed, the Trust, not the Manager, will be responsible for all of the expenses of the Trust incurred in connection with the public offering of the units (including the costs of creating and organizing the Trust, the costs of printing and preparing this prospectus, the legal expenses, marketing expenses and other reasonable out-of-pocket expenses of the Trust, the filing and listing fees of the applicable securities authorities and stock exchanges, the fees and expenses payable to the Trust's registrar and transfer agent, and the selling commissions of the underwriters and the legal expenses incurred by the underwriters). The expenses of this offering incurred to date are estimated to be approximately $[ ]. In the event this offering is terminated, the underwriters will receive only a reimbursement of out-of-pocket accountable expenses actually incurred in accordance with FINRA Rule 5110(f)(2)(D).

REDEMPTION FEES AND DELIVERY COSTS

      Except as set forth below, there are no redemption fees payable upon the redemption of Units for cash, though a redemption of Units for cash will be made at a 5% discount to the value of the Units as calculated in accordance with the Declaration of Trust, less any applicable taxes. See "Redemption of Units--Redemptions for Cash." However, if you choose to receive physical gold bullion upon redemption of Units, you will be responsible for the expenses associated with physical delivery. See "Redemption of Units--Redemptions for Physical Gold."

OTHER FEES AND EXPENSES PAYABLE BY YOU

      No other charges apply. If applicable, you may be subject to brokerage commissions or other fees associated with acquiring or trading the Units.

                                THE GOLD SECTOR

      Gold has attracted investors for centuries, protecting their wealth and providing a "safe haven" in troubled or uncertain times. This appeal remains compelling for modern investors, from a variety of sources including emerging Asia, and central banks.

GOLD DEMAND

      Gold is a rare precious metal. There are 165,000 metric tonnes of stocks in existence above ground and if every single ounce of this gold were placed next to each other, the resulting cube of pure gold would only measure 66 feet in any direction.

      The demand for this precious and finite natural commodity occurs in many geographies and sectors. Around 60% of today's gold becomes jewelry, where India and China with their expanding economic power are at the forefront of consumption. The Chinese Government, for example, de-regulated private ownership of investment in gold in 2009 which created a new and robust source of demand.

      But jewelry creates just one source of demand; investment, central bank reserves and the technology sector are all significant. Each is driven by different dynamics, adding to gold's strength and independence.

      Demand for gold is widely dispersed around the world. East Asia, the Indian sub-continent and the Middle East accounted for approximately 65% of consumer demand in 2011. India, Greater China (China, Hong Kong and Taiwan), US and Turkey represented well over half of consumer demand. A different set of socio-economic and cultural incentives drives each market, creating a diverse range of factors influencing demand. Rapid demographic and other socio-economic changes in many of the key consuming nations are also likely to produce new patterns of demand in the foreseeable future.

JEWELRY DEMAND

      Jewelry consistently accounts for the majority of gold demand in the world. In 2011, appetite for jewelry amounted to around $99.2 billion. India is the largest consumer in volume terms, accounting for 29% of demand in 2011. Indian gold demand is supported by cultural and religious traditions which are not directly linked to global economic trends.

      Jewelry demand is driven by a combination of affordability and desirability by consumers. It generally rises during periods of price stability or gradually rising prices, and then declines in periods of price volatility. A steadily rising price reinforces the inherent value of gold jewelry, an intrinsic part of its desirability. Several countries, including China and India, offer clear and considerable potential for future growth. Demand in India has been so strong that the Indian government has imposed import duties which may reduce demand.

      The 2007-2009 financial crisis had a significant negative impact on consumer spending. This resulted in a decline in the volume of gold jewelry sales, particularly in western markets, with the United States being hardest hit. However, jewelry demand in India and Asia has since been recovering while in China growth in jewelry consumption has been continuous.

INVESTMENT DEMAND

      Since 2003, investment has represented the strongest source of growth in demand for gold. The last five years to the end of 2011 saw an increase in value terms of around 534%. In 2011 alone, investment for gold attracted net inflows of approximately $82.9 billion.

      Numerous factors motivate both institutional and private investors to seek gold investments. Of the key drivers behind investor demand, one common thread emerges: all are rooted in gold's abilities to insure against instability and protect against risk which is particularly important given today's macro economic environment of high debt, deficits, monetary stimulus, and central bank intervention coupled with historically low interest rates.

      Gold investment can take many forms and investors often choose to invest through a number of different channels. The growth in investment demand has sparked numerous innovations in gold investment, ranging from online bullion sales to gold exchange-traded funds ("ETFs"). There are now a wide variety of investment products to suit both the private and institutional investor.

CENTRAL BANKS

      Central banks and multinational organizations (such as the International Monetary Fund) currently hold just under one-fifth of global above-ground stocks of gold as reserve assets (amounting to around 29,000 tonnes, dispersed across circa 110 organizations). On average, governments hold around 15% of their official reserves as gold, although the proportion varies country-by-country. The advanced economies of Western Europe and North America typically hold over 40% of their total external reserves in gold, largely as a legacy of the gold standard. Developing countries, by contrast, have no such historical legacy and therefore have much smaller gold reserves, typically holding around 5% or less of their total external reserves in gold.

      There have been significant changes in official sector behavior in recent years. While the sector as a whole has typically been a net seller since 1989, there has been a seismic shift in central bank attitudes towards gold. For two decades, the official sector was a net seller of a substantial quantity of gold to the private sector markets around the world. That period came to an end during 2009 and in 2010 was the first year of net buying by the official sector for 21 years.

      First, the economies of a number of emerging markets have been growing very rapidly and increasingly these countries are being identified as buyers of significant quantities of gold for their reserves. The primary reason for this has been a desire to move towards restoring a prior balance between foreign currencies and gold that has been eroded by the rapid increase in their holdings of foreign currencies. For this group, gold has also become an increasingly attractive means of diversifying their external reserves.

      Additionally, central banks across Europe have reduced their appetite for sales in the wake of the global financial crisis and ongoing difficulties in the euro zone. Since 1999, the bulk of sales from central banks have been regulated by a series of Central Bank Gold Agreements (CBGAs) which have stabilized sales from 15-20 European central banks. However, from 2008 onwards these countries have shown a sharply diminished appetite for gold sales, to the extent that sales have virtually come to a halt over the past three years.

      The net result of these shifting dynamics in the official sector has been that, having been a source of significant supply to the gold market for two decades, central banks became net buyers of gold in 2010, with purchases totaling 77.0 tonnes. This commitment deepened in 2011, with purchases of 440 tonnes.

      The factors that motivated these purchases remain relevant for the foreseeable future and the official sector is unlikely to re-emerge as a source of significant supply as central banks remain committed to the importance of gold and its relevance in maintaining stability and confidence.

      Central banks and the International Monetary Fund play an important role in the gold price. At the end of 2004 central banks and official organizations held 19 percent of all above-ground gold as official gold reserves. The ten year Washington Agreement on Gold (WAG), which dates from September 1999, limits gold sales by its members (Europe, United States, Japan, Australia, Bank for International Settlements and the International Monetary Fund) to less than 500 tonnes a year. European central banks, such as the Bank of England and Swiss National Bank, were key sellers of gold over this period. In 2009, this agreement was extended for a further five years, but with a smaller annual sales limit of 400 tonnes.

      Although central banks do not generally announce gold purchases in advance, some, such as Russia, have expressed interest in growing their gold reserves again as of late 2005. In early 2006, China, which only holds 1.3% of its reserves in gold, announced that it was looking for ways to improve the returns on its official reserves. Some bulls hope that this signals that China might reposition more of its holdings into gold in line with other Central Banks. India has recently purchased over 200 tons of gold which has led to a surge in prices.

      It is generally accepted that interest rates are closely related to the price of gold. As interest rates rise the general tendency is for the gold price, which earns no interest, to fall, and as rates dip, for gold price to rise. As a result, gold price can be closely correlated to central banks via the monetary policy decisions made by them related to interest rates. For example if market signals indicate the possibility of prolonged inflation, central banks may decide to enact policies such as a hike in interest rates that could affect the price of gold in order to quell the inflation. An opposite reaction to this general principle can be seen after the European Central bank raised its interest rate on April 7, 2011 for the first time since 2008. The price of gold responded with a muted response and then drove higher to hit new highs one day later. A similar situation happened in India: In August 2011 when the interest rates were at their highest in two years, the gold prices peaked as well.

TECHNOLOGICAL DEMAND

      The use of gold in various electronic, industrial, medical and dental applications, (together classed as 'Technology', accounts for around 12% of gold demand, an annual average of over 450 tonnes from 2007-2011.

      Gold offers high thermal and electrical conductivity, along with outstanding resistance to corrosion. This explains why around two-thirds of all industrial demand arises from its use in electrical components.

      Gold's use in medical applications has a long history, reaching back to ancient Egypt. Today, various biomedical applications make use of its numerous attributes, including bio-compatibility as well as resistance to bacterial colonization and corrosion.

      Recent research has uncovered a number of new practical uses for gold, including its function as a catalyst in fuel cells, as well as chemical processing and pollution control. The potential to use nano-particles of gold in advanced electronics, glazing coatings, and cancer treatments offers promising new areas of scientific research.

GOLD SUPPLY

      In creating supply, gold mining companies operate on every continent of the globe. This broad geographical dispersal means that issues, political or otherwise, in any single region are unlikely to impact the supply of gold. Beyond mine production, recycling accounts for around a third of all current supply. In addition, central banks can also contribute to supply should they sell part of their gold reserves. As noted above, after 18 years as net sellers, collectively central banks are now effectively net buyers, causing not only a significant decrease in supply but a corresponding, simultaneous increase in demand.

MINE PRODUCTION

      Gold is produced from mines on every continent except Antarctica, where mining is prohibited. There are several hundred gold mines operating worldwide. Today, the overall level of global mine production is relatively stable. Supply from mine production has averaged approximately 2,602.2 tonnes per year over the last five years. The stability of production comes from the fact that when new mines are developed, they're mostly serving to replace current production, rather than expanding global production levels.

      Gold production does experience comparatively long lead times, with new mines taking up to 10 years to come on stream. That means mining output is relatively inelastic, unable to respond quickly to a change in price outlook. Even a sustained price rally, as experienced by gold over the last 11 years, doesn't translate easily into increased production.

      The issues facing gold miners include: depletion of existing mines, lower grades, and fewer new discoveries--especially big and rich ones. Further, miners face increased calls for nationalization, demands from workers for higher pay or from local communities for better infrastructure, and environmental concerns.

RECYCLED GOLD

      While gold mine production is relatively inelastic, the recycling of gold ensures there is a potential source of readily available supply when needed. This helps to cater for an increase in demand and keep the gold price stable. The high value of gold makes recovery economically viable, as long as the precious metal is in a form that is capable of being extracted, melted down, re-refined and reused, between 2007-2011, recycled gold contributed an average 37% to annual supply flows.

      In recent years the amount of second-hand jewelry being recycled has become a multi-billion dollar industry. Some companies have been offering good prices and fair services for their customers. However there are many companies that have been caught taking advantage of their customers, paying a fraction of what the gold or gold is really worth, leading to distrust in many companies.

TYPES OF GOLD INVESTMENT

      Gold Bars

      The most traditional way of investing in gold is by buying bullion gold bars. In some countries, like Canada, Argentina, Austria, Liechtenstein and Switzerland, these can easily be bought or sold at the major banks. Alternatively, there are bullion dealers that provide the same service. Bars are available in various sizes. For example in Europe, Good Delivery bars are approximately 400 troy ounces (12 kg). 1 kilogram bars (approximately 32 oz) are also popular, although many other weights exist, such as the 10 oz, 1 oz, 10 g, 100 g, 1 kg, 1 Tael, and 1 Tola.

      Bars generally carry lower price premiums than gold bullion coins. However larger bars carry an increased risk of forgery due to their less stringent parameters for appearance. While bullion coins can be easily weighed and measured against known values, most bars cannot, and gold buyers often have bars re-assayed. Larger bars also have a greater volume in which to create a partial forgery using a tungsten-filled cavity, which may not be revealed by an assay.

      Good delivery bars that are held within the LBMA system each have a verifiable chain of custody, beginning with the refiner and assayer, and continuing through storage in LBMA recognized vaults. Bars within the LBMA system can be bought and sold easily. If a bar is removed from the vaults and stored outside of the chain of custody, for example stored at home or in a private vault, it will have to be re-assayed before it can be returned to the LBMA chain. This process is described under the LBMA's "Good Delivery Rules."

      The LBMA "traceable chain of custody" includes refiners as well as vaults. Both have to meet their strict guidelines. Bullion products from these trusted refiners are traded at face value by LBMA members without assay testing. By buying bullion from an LBMA member dealer and storing it in an LBMA recognized vault, customers avoid the need of re-assaying or the inconvenience in time and expense it would cost. However this is not 100% sure, for e.g. Venezuela moved its gold because of the politic risk for them, and as a past shows even in countries considered as democratic and stable, for e.g. in 1930s USA the gold was seized by the government and legal moving was banned.

      Efforts to combat gold bar counterfeiting include kinebars which employ a unique holographic technology and are manufactured by the Argor-Heraeus refinery in Switzerland.

      Gold Coins

      Gold coins are a common way of owning gold. Bullion coins are priced according to their fine weight, plus a small premium based on supply and demand (as opposed to numismatic gold coins which are priced mainly by supply and demand based on rarity and condition).

      The Krugerrand is the most widely-held gold bullion coin, with 46,000,000 troy ounces (1,400 tonnes) in circulation. Other common gold bullion coins include the Australian Gold Nugget (Kangaroo), Austrian Philharmoniker (Philharmonic), Austrian 100 Corona, Canadian Gold Maple Leaf, Chinese Gold Panda, Malaysian Kijang Emas, French Napoleon or Louis d'Or, Mexican Gold 50 Peso, British Sovereign, American Gold Eagle, and American Buffalo.

      Coins may be purchased from a variety of dealers both large and small. Fake gold coins are not uncommon, and are usually made of gold-plated lead.

      Gold Exchange-Traded Products ("ETPs")

      Gold exchange-traded products may include ETFs, exchange-traded notes ("ETNs"), and closed-end funds ("CEFs") which are traded like shares on the major stock exchanges. The first gold ETF, Gold Bullion Securities (ticker symbol "GOLD"), was launched in March 2003 on the Australian Stock Exchange, and originally represented exactly 0.1 troy ounces (3.1 g) of gold. [As of November 2012, SPDR Gold Shares is the second-largest exchange-traded fund (ETF) in the world by market capitalization.]

      Gold ETPs represent an easy way to gain exposure to the gold price, without the inconvenience of storing physical bars. However exchange-traded gold instruments, even those which hold physical gold for the benefit of the investor, carry risks beyond those inherent in the precious metal itself.

      Typically a small commission is charged for trading in gold ETPs and a small annual storage fee is charged. The annual expenses of the fund such as storage, insurance, and management fees are charged by selling a small amount of gold represented by each certificate, so the amount of gold in each certificate will gradually decline over time.

      Exchange-traded funds, or ETFs, are investment companies that are legally classified as open-end companies or Unit Investment Trusts (UITs), but that differ from traditional open-end companies and UITs. The main differences are that ETFs do not sell directly to investors and they issue their shares in what are called "Creation Units" (large blocks such as blocks of 50,000 shares). Also, the Creation Units may not be purchased with cash but a basket of securities that mirrors the ETF's portfolio. Usually, the Creation Units are split up and re-sold on a secondary market.

      ETF shares can be sold in basically two ways. The investors can sell the individual shares to other investors, or they can sell the Creation Units back to the ETF. In addition, ETFs generally redeem Creation Units by giving investors the securities that comprise the portfolio instead of cash. Because of the limited redeemability of ETF shares, ETFs are not considered to be and may not call themselves mutual funds in the United States.

      Gold Certificates

      Gold certificates allow gold investors to avoid the risks and costs associated with the transfer and storage of physical bullion (such as theft, large bid-offer spread, and metallurgical assay costs) by taking on a different set of risks and costs associated with the certificate itself (such as commissions, storage fees, and various types of credit risk).

      Banks may issue gold certificates for gold which is allocated (fully reserved) or unallocated (pooled). Unallocated gold certificates are a form of fractional reserve banking and do not guarantee an equal exchange for metal in the event of a run on the issuing bank's gold on deposit. Allocated gold certificates should be correlated with specific numbered bars, although it is difficult to determine whether a bank is improperly allocating a single bar to more than one party.

      The first paper bank notes were gold certificates. They were first issued in the 17th century when they were used by goldsmiths in England and the Netherlands for customers who kept deposits of gold bullion in their vault for safe-keeping. Two centuries later, the gold certificates began being issued in the United States when the US Treasury issued such certificates that could be exchanged for gold. The United States Government first authorized the use of the gold certificates in 1863. In the early 1930s the US Government restricted the private gold ownership in the United States and therefore, the gold certificates stopped circulating as money (this restriction was reversed on January 1, 1975). Nowadays, gold certificates are still issued by gold pool programs in Australia and the United States, as well as by banks in Germany and Switzerland.

      Gold Accounts

   Many types of gold "accounts" are available. Different accounts impose varying types of intermediation between the client and their gold. One of the most important differences between accounts is whether the gold is held on an allocated (fully reserved) or unallocated (pooled) basis. Unallocated gold accounts are a form of fractional reserve banking and do not guarantee an equal exchange for metal in the event of a run on the issuer's gold on deposit. Another major difference is the strength of the account holder's claim on the gold, in the event that the account administrator faces gold-denominated liabilities (due to a short or naked short position in gold for example), asset forfeiture, or bankruptcy.

      Many banks offer gold accounts where gold can be instantly bought or sold just like any foreign currency on a fractional reserve basis]. Swiss banks offer similar service on a fully allocated basis. Pool accounts facilitate highly liquid but unallocated claims on gold owned by the company. Digital gold currency systems operate like pool accounts and additionally allow the direct transfer of fungible gold between members of the service. BullionVault, for example, allows clients to create a bailment on allocated (non-fungible) gold, which becomes the legal property of the buyer.

      Gold Derivatives

      Derivatives, such as gold forwards, futures and options, currently trade on various exchanges around the world and over-the-counter (OTC) directly in the private market. In the U.S., gold futures are primarily traded on the New York Commodities Exchange (COMEX) and Euronext.liffe. In India, gold futures are traded on the National Commodity and Derivatives Exchange (NCDEX) and Multi Commodity Exchange (MCX).

      Beginning in 2009, holders of COMEX gold futures have experienced problems taking delivery of their metal. Along with chronic delivery delays, some investors have received delivery of bars not matching their contract in serial number and weight. The delays cannot be easily explained by slow warehouse movements, as the daily reports of these movements show little activity. Because of these problems, there are concerns that COMEX may not have the gold inventory to back its existing warehouse receipts.

      Firms such as Cantor Index, CMC Markets, IG Index and City Index, all from the UK, provide contract for difference ("CFD") or spread bets on the price of gold.

      Mining Companies

      Instead of buying gold itself, investors can buy the companies that produce the gold as shares in gold mining companies. If the gold price rises, the profits of the gold mining company could be expected to rise and the worth of the company will rise and presumably the share price will also rise. However, there are many factors to take into account and it is not always the case that a share price will rise when the gold price increases. Mines are commercial enterprises and subject to problems such as flooding, subsidence and structural failure, as well as mismanagement, negative publicity, operating issues, nationalization, theft and corruption. Such factors can lower the share prices of mining companies.

      The price of gold bullion is volatile, but unhedged gold shares and funds are regarded as even higher risk and even more volatile. This additional volatility is due to the inherent leverage in the mining sector. For example, if one owns a share in a gold mine where the costs of production are $300 per ounce and the price of gold is $600, the mine's profit margin will be $300. A 10% increase in the gold price to $660 per ounce will push that margin up to $360, which represents a 20% increase in the mine's profitability, and possibly a 20% increase in the share price. Furthermore, at higher prices, more ounces of gold become economically viable to mine, enabling companies to add to their production. Conversely, share movements also amplify falls in the gold price. For example, a 10% fall in the gold price to $540 will decrease that margin to $240, which represents a 20% fall in the mine's profitability, and possibly a 20% decrease in the share price.

      To reduce this volatility, some gold mining companies hedge the gold price up to 18 months in advance. This provides the mining company and investors with less exposure to short-term gold price fluctuations, but reduces returns when the gold price is rising.

LBMA

      The LBMA is the London-based trade association that represents the wholesale gold and silver bullion market in London. London is the focus of the international Over-the-Counter (OTC) market for gold and silver, with a client base that includes the majority of the central banks that hold gold, plus producers, refiners, fabricators and other traders throughout the world.

      The LBMA was formally incorporated in 1987 in close consultation with the Bank of England.

      The LBMA Good Delivery List is now widely recognized as representing the de facto standard for the quality of gold and silver bars, in large part thanks to the stringent criteria for assaying standards and bar quality that an applicant must satisfy in order to be listed. The assaying capabilities of refiners on the Good Delivery List are periodically checked under the LBMA's Proactive Monitoring program.

      The ongoing work of the Association encompasses many areas, among them refining standards, trading documentation and the fostering of good trading practices.

      The list of acceptable refiners of gold and silver bars in the London bullion market, the "LBMA Good Delivery List", has been developed and is maintained by The LBMA in order to facilitate the international distribution and acceptability on technical grounds of standard bars produced by those refiners:

      (a) who meet the criteria for inclusion in the list; and

      (b) whose bars have passed the testing procedures laid down by the LBMA.

      Standard gold bars are variable weight 400 fine troy ounce bars. Bars are listed at the discretion of the Management Committee of the LBMA, which reserves the right to make any investigations that it deems appropriate into an applicant for listing. An entry on the List relates to one refinery at one specific location. Separate applications are required if an applicant wishes to register bars produced in refineries situated at different locations. If a company on the List wishes to change the location of its refinery or the dimensions of, or registered marks on, its standard bars, then it must inform the LBMA in advance, providing all appropriate details, it must ensure that the dimensions of the modified bar fall within the LBMA's recommendations. If a company on the List is subject to a substantive change in its ownership or the technology used in refining, it must inform the LBMA accordingly. The LBMA reserves the right in such circumstances to ask the company to submit a new application.

      The Good Delivery List is the copyright of the LBMA.

HOW DOES GOLD IMPACT YOUR PORTFOLIO?

      Many investors today already diversify their portfolios across style, sectors and geographies. By including new asset classes that have low historical correlation to asset classes that are currently in their portfolio, investors can improve risk adjusted returns.

      Gold has historically shown little to no correlation to major asset classes, including commodities. Gold is negatively correlated to the US dollar, the denomination of most assets in a US investor's portfolio. And while the price of gold is volatile, gold has historically displayed lower volatility than major asset classes over both long and short time periods. As a result, a small allocation to gold may help improve the risk/return trade-off of investment portfolios.

      The following chart exhibits in general low to negative correlations to mainstream asset classes. This illustrates how gold gives investors much needed diversification not only during normal economic periods but especially in periods of economic and financial turmoil.

-------------------------------------------------------------------------------------------------------------------
                                                                          S&P GSCI                       London
                            London Gold      S&P 500     Barclays Agg   Total Return     MSCI EAFE    Silver Market
                           Market Index       Index       Bond Index        Index          Index          Index
-------------------------------------------------------------------------------------------------------------------
London Gold Market Index       1.000          0.041          0.271          0.327          0.178          0.753
-------------------------------------------------------------------------------------------------------------------
S&P 500 Index                  0.041          1.000         -0.025          0.359          0.902          0.217
-------------------------------------------------------------------------------------------------------------------
Barclays Agg Bond Index        0.271         -0.025          1.000          0.001          0.060          0.113
-------------------------------------------------------------------------------------------------------------------
S&P GSCI Total Return
Index                          0.327          0.359          0.001          1.000          0.465          0.399
-------------------------------------------------------------------------------------------------------------------
MSCI EAFE Index                0.178          0.902          0.060          0.465          1.000          0.354
-------------------------------------------------------------------------------------------------------------------
London Silver Market
Index                          0.753          0.217          0.113          0.399          0.354          1.000
-------------------------------------------------------------------------------------------------------------------

      Source: Bloomberg

      The key consideration for gold investors is not so much the price of the metal, but gold's role and allocation in the overall portfolio. Because gold benefits from safe-haven demand in times of political and economic uncertainty, and it has unique properties as an alternative currency, the precious metal has a low correlation to the performance of stocks and bonds. That is, gold has tended to do well when stocks and bonds struggle, and vice versa. These characteristics mean gold is well suited to diversify most investor's portfolios.

      Gold should not be viewed as a short term trade, as its price can be volatile and has experienced strong price increases over the previous decade. It should be purchased as a long term asset to diversify an investment portfolio and protect long term purchasing power.

                            MANAGEMENT OF THE TRUST

      The chart below shows the contractual relationship between the Trust, the Trustee and various entities that provide services to the Trust.

                              -------------------
                                  FIRST TRUST
                                   GOLD TRUST
                              -------------------
                                       |
                                       |
                              -------------------
                                 FT PORTFOLIOS
                                   CANADA CO.
                               (Trustee & Manager)
                              --------------------
                                       |
                                       |
       -----------------------------------------------------------------
       |               |               |                |              |
       |               |               |                |              |
       |               |               |                |              |
--------------  ---------------  --------------  --------------  ---------------
  VALUATION     TRANSFER AGENT     PORTFOLIO         TRUST          AUDITORS
    AGENT           Equity          ADVISOR        CUSTODIAN      Deloitte LLP
 CIBC Mellon       Financial      First Trust       Bank of
Trust Company    Trust Company   Advisors L.P.    Nova Scotia
--------------  ---------------  --------------  --------------  ---------------
                                       |                |
                                       |                |
                                       |                |
                                 --------------  --------------
                                  GOLD ADVISOR        GOLD
                                  Gold Bullion     CUSTODIANS
                                 International
                                 --------------  --------------

THE MANAGER, THE ADVISOR AND OTHER SERVICE PROVIDERS

      Pursuant to the Declaration of Trust, FT Portfolios Canada Co. (the "Trustee" or the "Manager"), is the trustee and manager of the Trust. The Manager is an investment fund manager that manages investment funds including mutual funds and a closed-end investment fund. The Manager's assets under management ("AUM") as of _____, 2013 are $_____.

      Portfolio Advisor

      The Manager has appointed First Trust Advisors L.P. ("First Trust" or the "Portfolio Advisor") to serve as Portfolio Advisor of the Trust. First Trust will also serve as the sole sponsor and promoter of the Trust. The Portfolio Advisor is an affiliate of the Manager, with its principal place of business at 120 East Liberty Drive, Wheaton, Illinois, USA 60187. The Portfolio Advisor is a limited partnership with one limited partner, Grace Partners of DuPage L.P., and one general partner, The Charger Corporation. Grace Partners of DuPage L.P. is a limited partnership with one general partner, The Charger Corporation, and a number of limited partners.

      First Trust serves as advisor or sub-advisor for 10 mutual fund portfolios, 69 exchange traded funds and 12 closed-end funds and is also the portfolio supervisor of certain unit investment trusts sponsored by First Trust Portfolios LP ("FTP"), 120 East Liberty Drive, Wheaton, Illinois, USA 60187. FTP specializes in the underwriting, trading and distribution of unit investment trusts and other securities.

      Gold Advisor

      Gold Bullion International LLC ("GBI" or the "Gold Advisor"), with its principal place of business at 225 Liberty Street, New York, New York, USA 10006, is the Gold Advisor of the Trust. GBI will be responsible for the purchase and sales of gold in the Trust, facilitate the delivery of gold in the redemption process, coordinate vault activity with the Trustee and Gold Custodians. GBI is a leading institutional precious metals provider to individual investors and the wealth and asset management industry, providing an easy, safe and low-cost solution to precious metal ownership. GBI has a state of the art technology and operations platform which enables precious metals to be purchased and sold electronically via a competitive process among institutional dealers. The precious metals are stored on behalf of investors in protected and insured vaults in New York, Salt Lake City, London, Zurich, Melbourne and Singapore, and audited by one of the big four accounting firms. GBI's principal office is located at 225 Liberty Street, 29th floor, New York, NY, USA 10281.

      Custodians

      Bank of Nova Scotia serves as custodian of the Trust ("Trust Custodian") pursuant to a custodian agreement dated [ ], 2013. The location of the Trust Custodian in Canada is The Bank of Nova Scotia, Scotia Plaza, 40 King Street West, Station 'A' Scotia Plaza, Toronto, Ontario M5W 2X6, Canada. The location of the Trust Custodian in the United States is 1 Liberty Plaza, 25th Floor, 165 Broadway, New York, New York 10006. Physical gold bullion held directly by the Trust Custodian will be stored on an allocated and segregated basis in the vault facilities of ScotiaMacatta, a division of the Trust Custodian, or further sub-custodians appointed by it in Canada, the United States or London, England. The Trust Custodian has appointed additional gold custodians (initially, the Brink's Global Services USA and/or Via Mat International) for Kilogram Bar storage in the Trust's name (each such gold custodian, a "Gold Custodian" and together with the Trust Custodian, a "Custodian"). Each Custodian shall be responsible for and will bear all risk of the loss of, and damage to, the Trust's physical gold bullion that is in the Custodian's custody, subject to certain limitations based on events beyond the Custodian's control. The Gold Advisor will assist in the coordination of vault activity with the Manager and Custodians. See "Custody of the Trust's Assets."

      Transfer Agent and Valuation Agent

      Pursuant to a transfer agency agreement dated [ ], 2013, Equity Financial Trust Company was appointed as the Transfer Agent for the Units of the Trust. The Transfer Agent's principal offices are located at [ ]. RBC Investor Services Trust will serve as the Valuation Agent and, among other things, provide valuation and financial reporting services to the Trust and calculate the total value of net assets of the Trust and the NAV on a daily basis. The valuation services agreement is described in detail in "Computation of Net Asset Value--The Valuation Services Agreement." The Valuation Agent's principal office is located at [ ].

      Auditors

      The Auditors of the Trust are Deloitte LLP, and their principal office is located at ______. The Auditors will annually audit the financial statements of the Trust to determine whether they fairly represent, in all material respects, the Trust's financial position, results of operations and changes in net assets in accordance with IFRS. The Auditors will also attend a count of the physical gold bullion owned by the Trust on an annual basis.

      Sponsor/Promoter

      First Trust Advisors L.P., the Portfolio Advisor, also serves as the Sponsor/Promoter of the Trust. Neither the Manager, the Portfolio Advisor nor Gold Advisor currently manage or sponsor any other investment vehicles that hold physical gold bullion, in direct competition with the Trust.

DUTIES AND SERVICES OF THE MANAGER

      Pursuant to the Declaration of Trust, the Manager will provide and arrange for the provision of required administrative services to the Trust including, without limitation: determining the investment policy of the Trust; providing services in respect of the Trust's daily operations including the processing of subscriptions and redemptions; authorizing the payment of operating expenses incurred on behalf of the Trust; preparing or causing to be prepared financial statements, financial and accounting information as required by the Trust; ensuring that unitholders are provided with financial statements and other reports and information as are required by applicable securities, tax and other laws from time to time; ensuring that the Trust complies with regulatory requirements; providing services in connection with any offering of units of the Trust; determining when and to what extent and in what manner distributions will be made to unitholders of the Trust; providing the Custodian, any Gold Custodian, Portfolio Manager, Gold Advisor and the Valuation Agent with information and reports necessary for each to fulfill its responsibilities; obtaining the services of dealers or underwriters; and negotiating contractual agreements of the Trust including with third-party providers of services, including but not limited to, investment advisors, custodians, valuation agents, registrars, transfer agents, distribution agents, auditors and printers.

CONFLICTS OF INTEREST OF THE MANAGER

      The Manager will be responsible for the management and administration of the Trust. The Manager provides, and may in the future provide, management services to other corporations, trusts, limited partnerships or other investment funds in addition to the Trust. In the event that the Manager elects to undertake such activities and other business activities in the future, the Manager and its principals may be subject to conflicting demands in respect of allocating management time, services and other functions. The Manager and its principals and affiliates will endeavor to treat each client and investment fund fairly and not to favor one over another.

      In executing its duties on behalf of the Trust, the Manager will be subject to the provisions of the Declaration of Trust and the Manager's Code of Ethics, which provide that the Manager will execute its duties in good faith and with a view to the best interests of the Trust and its Unitholders.

REGULATION OF THE MANAGER

      The Manager is registered with the applicable securities regulatory authorities in Ontario, Quebec and Newfoundland and Labrador as an investment fund manager and is registered with the Ontario Securities Commission as a mutual fund dealer. The distribution of the securities of the various investment funds managed by the Manager is also subject to regulation under the securities legislation of those jurisdictions where such funds are sold.

      The Manager is subject to regulations that cover aspects of its business, including sales practices, use and safekeeping of funds and securities, capital structure, record-keeping, conflicts of interest and the conduct of directors, officers and employees. The securities commissions in applicable Canadian jurisdictions have jurisdiction over the Manager and its activities and are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension of registration of the Manager or its directors, officers or employees. The Manager is also subject to rules respecting the maintenance of minimum regulatory working capital and insurance. The Manager regularly reviews its policies, practices and procedures to ensure that they comply with current regulatory requirements and employees are routinely updated on all relevant legal requirements.

      The Manager is also subject to Canadian federal and provincial privacy laws regarding the collection, use, disclosure and protection of client information. The Personal Information Protection and Electronic Documents Act (Canada) ("PIPEDA"), which is the Canadian federal privacy legislation governing the private sector, requires that organizations only use personal information for purposes that a reasonable person would consider appropriate in the circumstances and for the purposes for which it is collected. The Trust will comply with the applicable requirements of PIPEDA and all applicable provincial personal information laws. The Manager, on behalf of the Trust, collects personal information directly from the investors or through their financial advisor and/or dealer in order to provide such investor with services in connection with their investment, to meet legal and regulatory requirements and for any other purposes to which such investor may consent.

      The Manager does not sell, lease, barter or otherwise deal with personal information collected by it with third parties. The Manager carefully safeguards all personal information collected and retained by it and, to that end, restricts access to personal information to those employees and other persons who need to know the information to enable the Manager to provide its services. Employees are responsible for ensuring the confidentiality of all personal information they may access.

LIABILITY OF THE MANAGER

      The Manager, its affiliates or any officer, director, employee or agent of the Manager shall not be liable to the Trust, the Trustee or any Unitholder for any loss or damage relating to any matter regarding the Trust, including any loss or diminution in the value of the net assets of the Trust or to any particular asset of the Trust, except to the extent that the Manager does not meet its standard of care described above. In no event will the Manager be liable for indirect, consequential or special damages including, but not limited to, loss of reputation, good will or business.

      The Manager, its affiliates or any officer, director, employee or agent of the Manager shall not be responsible or liable to the Trust, the Trustee or any Unitholder for any claims, losses or damages whatsoever resulting from any event beyond the reasonable control of the Manager or its agents, including but not limited to nationalization, strikes, expropriation, devaluation, seizure, or similar action by any governmental authority, de facto or de jure; or enactment, promulgation, imposition or enforcement by any such governmental authority of currency restrictions, exchange controls, levies or other charges affecting the Trust's property; or the breakdown, failure or malfunction of any utilities or telecommunications systems; or any order or regulation of any banking or securities industry including changes in market rules and market conditions affecting the execution or settlement of transactions; or acts of war, terrorism, insurrection or revolution; or acts of God; or any similar or third party event.

INDEMNITY OF MANAGER

      The Manager, its affiliates and agents, and their respective directors, partners, officers and employees will at all times be indemnified and held harmless by the Trust from and against all claims whatsoever (including costs, losses, damages, penalties, actions, suits, judgments, charges and expenses, including legal fees and amounts paid in settlement, actually and reasonably incurred by them) brought, commenced or prosecuted against any of them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in connection with the Manager's services provided to the Trust pursuant to the Declaration of Trust and all other liabilities, costs, charges, losses, damages, penalties, charges and expenses which any of them sustains or incurs in or about or in relation to the affairs of the Trust, and provided that such person will not be indemnified by the Trust where (i) there has been negligence, willful misconduct, willful neglect, material default, bad faith, dishonesty or breach of the standard of care on the part of the Manager or such other person or (ii) the Manager has failed to fulfill its standard of care set out in the Declaration of Trust or its other obligations in accordance with Applicable Laws or the provisions as set forth in the Declaration of Trust, unless in an action brought against the Manager or such persons they have achieved complete or substantial success as a defendant. The commencement of formal legal proceedings will not be a precondition for indemnification under the Declaration of Trust.

DIRECTORS AND OFFICERS OF THE MANAGER

      The following table sets forth information regarding the Directors and Senior Officers of the Manager:

---------------------------------------------------------------------------------------------------------------------
 NAME AND MUNICIPALITY OF   POSITION WITH THE MANAGER                       PRINCIPAL OCCUPATION
        RESIDENCE
--------------------------  ---------------------------  ------------------------------------------------------------
Ronald McAlister            Chief Executive Officer,     Managing Director of First Trust Portfolios L.P., the
(Wayne, Illinois)           Chairman of the Board and    Portfolio Advisor and First Trust Global Enterprises, L.P.
                            Director
--------------------------  ---------------------------  ------------------------------------------------------------
Mark Bradley                Director                     Chief  Operating Officer  and  Chief  Financial Officer  of
(Wheaton, Illinois)                                      First Trust Portfolios L.P. and  the Portfolio Advisor  and
                                                         First Trust Global Enterprises, L.P.
--------------------------  ---------------------------  ------------------------------------------------------------
Fraser Howell               President, Chief Financial   President and Chief Financial Officer of the Manager
(Toronto, Ontario)          Officer and Director
--------------------------  ---------------------------  ------------------------------------------------------------
Steven Kim                  Vice President               Vice President of the Manager
(Toronto, Ontario)
---------------------------------------------------------------------------------------------------------------------

INDEPENDENT REVIEW COMMITTEE

      In accordance with Canadian securities laws, the Manager is required to create an Independent Review Committee (the "IRC"). The mandate of the IRC is to consider and decide or provide recommendations to the Manager on conflicts of interest to which the Manager is subject when managing the Trust. The Manager is required under Canadian securities laws to identify conflicts of interest inherent in its management of the Trust and the other funds managed by it, and request input from the IRC into how it manages those conflicts of interest, as well as its written policies and procedures outlining its management of those conflicts of interest.

      The IRC provides its recommendations to the Manager with a view to the best interests of the Trust and the other funds managed by the Manager.

      The Manager has appointed the following members to the IRC:

      Peter G. Copestake (Chair) - Mr. Copestake has worked in financial services in the private and public sector for over 26 years and currently serves as a Corporate Director and Consultant and as the Executive in residence at Queen's University School of Business. Most recently, Mr. Copestake served as Senior Vice-President and Global Treasurer for Manulife Financial Corporation ("MFC"). Prior to his work with MFC, Mr. Copestake was the Vice-President of Asset/Liability and Liquidity Management for Canadian Imperial Bank of Commerce. Mr. Copestake has also held senior positions with the Bank of Montreal and the Department of Finance (Canada). Mr. Copestake holds a Bachelor of Arts from Queen's University and a Masters in Business Administration from Dalhousie University.

      George Anderson - Mr. Anderson worked in financial services in both the private and public sector for over 36 years. Most recently he was the President of the Insurance Bureau of Canada. Prior to this, he was Chairman and CEO of Central Guaranty Trust. He is also a past President of Canada Mortgage and Housing Corporation. He currently serves on several corporate and non-profit Boards and also lectures on leadership at the Schulich School of Business, York University. Mr. Anderson received the Order of Canada in 2002. Mr. Anderson holds a Bachelor of Arts from Carleton University, a Masters Degree from the University of Regina and Honorary Doctorates of Law from St. Francis Xavier University and Carleton University.

      Jacqueline C. Orange - Ms. Orange worked in Canada's financial services industry for more than 26 years. Most recently she worked for the Department of Finance (Canada) as the founding President and CEO of Canada Investment and Savings, a position she held for 9 years. Prior to this Ms. Orange held senior roles with the Canadian Imperial Bank of Commerce, Central Guaranty Trust, and the Bank of Nova Scotia. Currently she is a member of the Board of the Laurentian Bank of Canada, and holds the ICD.D designation. She was a Governor of the University of Toronto from 1999-2008 and was chair of their Business Board from 2003 to 2007. Ms. Orange holds a BA from the University of Toronto and an MBA from the Richard Ivey School of Business, University of Western Ontario.

      The compensation and other associated costs of the IRC, as well as the other costs of complying with Canadian securities laws, will be paid out of the assets of the Trust, as well as out of the assets of the other funds for which the IRC acts as an independent review committee. The Manager, at its discretion, will allocate such costs between the Trust and these other funds. For the most recently completed financial year, the IRC members received the following amounts in fees and in reimbursement of expenses, in aggregate for all of the investment funds managed by the Manager or its affiliates:

      [     ]

      The IRC will report at least annually to the Unitholders of the Trust on its activities. The reports of the IRC will be available free of charge from the Manager on request by contacting the Manager at its office and will be posted on the Trust's website at www.firsttrust.ca. and on SEDAR. The annual report of the IRC will be available on or before [ ] in each year.

ROLE OF THE TRUSTEE

      FT Portfolios Canada Co. will also act as trustee of the Trust. Pursuant to the provisions of the Declaration of Trust, the Trustee has the full, absolute, exclusive power, control and authority over the property, undertaking and affairs of the Trust and is responsible for certain aspects of the day-to-day management of the Trust. The Trustee may delegate any or all of the duties of the Trustee on such terms and conditions as the Trustee shall determine without liability to the Trustee except as specifically provided in the Declaration of Trust.

PORTFOLIO ADVISOR

      First Trust Advisors L.P., the Portfolio Advisor, is an affiliate of the Manager. A portfolio advisory agreement between the Manager and the Portfolio Advisor sets out the duties of the portfolio advisor. Please see the section entitled "The Advisory Agreements--The Portfolio Advisory Agreement" for a description of the portfolio advisory agreement.

      The Portfolio Advisor provides asset management and investment advisory services to its clients and had approximately $[___________] billion in assets under management or supervision as of [________] 2013. The Portfolio Advisor was established in 1991 and, together with its affiliate, First Trust Portfolios L.P., has approximately 450 employees in North America. The Portfolio Advisor is an investment advisor located in the United States and is a portfolio manager under the laws of Ontario. The Portfolio Advisor is also an investment advisor registered with the U.S. Securities and Exchange Commission under the U.S. Investment Advisers Act of 1940. The Portfolio Advisor's principal office is located at 120 E. Liberty Drive Suite 400 Wheaton, Illinois, U.S.A. 60187. The name and address of the agent for service of process of the Portfolio Advisor in Ontario is Torys LLP, Suite 3000, 79 Wellington Street West, Box 270, Toronto-Dominion Centre, Toronto, ON M5K 1N2. It may be difficult to enforce any legal rights against the Portfolio Advisor since all or substantially all of its assets are situated outside of Canada.

      There is no one individual primarily responsible for investment management decisions made by the Portfolio Advisor. Rather, investment decisions are made under the direction of an investment committee. The investment committee in respect of Canadian funds advised by the Portfolio Advisor, including the Trust, consists of Roger F. Testin, Robert F. Carey, Jon C. Erickson, David G. McGarel, Charles H. Bradley and John H. Sherren.

      Please see the following table for details regarding these individuals.

---------------------------------------------------------------------------------------------------------------------
NAME                        TITLE WITH THE PORTFOLIO ADVISOR                    LENGTH OF TIME OF SERVICE
--------------------------  --------------------------------------------------  -------------------------------------
Roger F. Testin             Senior Vice President                               Since August 2001
--------------------------  --------------------------------------------------  -------------------------------------
Robert F. Carey             Senior   Vice  President  and   Chief  Investment   Since October 1991
                            Officer
--------------------------  --------------------------------------------------  -------------------------------------
Jon C. Erickson             Senior Vice President                               Since March 1994
--------------------------  --------------------------------------------------  -------------------------------------
David G. McGarel            Senior Vice President                               Since August 1997
--------------------------  --------------------------------------------------  -------------------------------------
Charles H. Bradley          Vice President                                      Since February 1997
--------------------------  --------------------------------------------------  -------------------------------------
John H. Sherren             Vice President                                      Since April 1998
--------------------------  --------------------------------------------------  -------------------------------------

   Roger F. Testin is a senior vice president of the Portfolio Advisor and chairman of the investment committee in respect of Canadian funds advised by the Portfolio Advisor and presides over its meetings. As the head of the portfolio management group for the Portfolio Advisor, Mr. Testin is responsible for executing instructions from the Portfolio Advisor's strategy research group and equity research group.

      Robert F. Carey is the chief investment officer for the Portfolio Advisor. Mr. Carey consults with the investment committee on market conditions and general investment philosophy.

      Jon C. Erickson is a senior vice president of the Portfolio Advisor. As head of the Portfolio Advisor's equity research group, Mr. Erickson is responsible for determining the securities to be purchased and sold by funds that do not utilize quantitative investment strategies.

      David G. McGarel is a senior vice president of the Portfolio Advisor. As the head of the Portfolio Advisor's strategy research group, Mr. McGarel is responsible for developing and implementing quantitative investment strategies.

      Charles H. Bradley is responsible for overseeing the portfolio management operations of the Portfolio Advisor's variable annuity portfolios. Mr. Bradley has over 28 years of experience in the financial services industry primarily in the areas of portfolio management and quantitative equity research.

      John H. Sherren is a vice president of the Portfolio Advisor. In June 2012 Mr. Sherren became a member of the investment committee in respect of Canadian funds advised by the Portfolio Advisor. As vice president of the Portfolio Advisor's research department, Mr. Sherren is responsible for assisting in the selection, supervision, and management of securities for the equity portion of the Portfolio Advisor's product line. Mr. Sherren has acted in this capacity since 2007. From 1998 to 2007, Mr. Sherren held the position of equity analyst in the research department.

GOLD ADVISOR

      The Gold Advisor is responsible for the purchase and sale of gold in the Trust, facilitation of the delivery of gold in the redemption process, and vault activity verification and coordination with the Manger and Custodians. A gold advisory agreement among the Manager, Portfolio Advisor and the Gold Advisor sets out the duties of the Gold Advisor. Please see the section entitled "The Advisory Agreements-The Gold Advisory Agreement" for a description of the Gold Advisory Agreement. The Gold Advisor is supported by a team of three experienced professionals described below:

      Savneet Singh, President/Co-Founder

      Mr. Singh founded the Gold Advisor in 2009 and overseas all of the firm's precious metals activities. Prior to joining the Gold Advisor in 2009, Mr. Singh was an investment analyst at Chilton Investment Company and in the Investment Banking Division at Morgan Stanley. He currently serves on the board of Ecologic Solutions and was recently named to the Forbes 30 under 30 list, and to the Empact 100 list of top 100 Entrepreneurs under 30. Mr. Singh holds a B.S. in Applied Economics and Management from Cornell University where he now serves on the Advisory Council.

      Marc Scher, Chief Operating Officer

      Mr. Scher is responsible for the daily operations of the Gold Advisor with specific emphasis on precious metals trading, logistics and operations. Prior to joining the Gold Advisor in 2009, Mr. Scher was a First Vice President at Merrill Lynch, Pierce, Fenner, and Smith responsible for service delivery for MLPFS's Banking and Brokerage activities. Previously, Mr. Scher was First Vice President at Merrill Lynch Investment Managers responsible for operations across the firms mutual funds, alternative investments and separate account platforms. Mr. Scher holds a BS in Psychology from Rutgers University.

      Edward McCarthy, Senior Vice President

      Mr. McCarthy is in charge of precious metals product structuring and portfolio management. Prior to joining the Gold Advisor in 2011, Mr. McCarthy was a Regional Vice President at Salient Partners and a Director at Merrill Lynch, Pierce, Fenner, and Smith. Previously, Mr. McCarthy's has held positions at Calyon Corporate and Investment Bank, Sumitomo Bank Securities, and Drexel

Burnham Lambert. Mr. McCarthy holds an MBA from Fordham University Graduate School of Business and a BS in Marketing from Boston College Carroll School of Management.

      CUSTODY OF THE TRUST'S ASSETS

      Bank of Nova Scotia acts as the custodian of the Trust's assets pursuant to a custodian agreement between Bank of Nova Scotia and the Manager, on behalf of the Trust, dated [ ], 2013, (the "Custodian Agreement"). As compensation for the custodial services rendered to the Trust, the Custodian will receive such fees as mutually agreed upon with the Manager from time to time, currently approximately $____ per year. These fees will be paid by the Manager. The Trust Custodian is responsible for the safekeeping of all of the assets of the Trust delivered to it and acts as the custodian of such assets. The location of the Trust Custodian in Canada is The Bank of Nova Scotia, Scotia Plaza, 40 King Street West, Station 'A' Scotia Plaza, Toronto, Ontario M5W 2X6, Canada. The location of the Trust Custodian in the United States is 1 Liberty Plaza, 25th Floor, 165 Broadway, New York, New York 10006.

CUSTODIAN FOR THE TRUST'S PHYSICAL GOLD BULLION

      Physical gold bullion held on behalf of the Trust directly by the Trust Custodian will be stored on an allocated and segregated basis in the vault facilities of ScotiaMatta, a division of the Trust Custodian. [Brink's Global Services and Via Mat International] have also been appointed by the Trust Custodian to act as custodians of the physical gold bullion owned by the Trust pursuant to [PRECIOUS METALS STORAGE AGREEMENTS] with the Trust Custodian and Manager, for and on behalf of the Trust. As compensation for the custodial services rendered to the Trust, each Gold Custodian will receive such fees as mutually [agreed upon with the Manager] [payable by the Trust Custodian] from time to time, currently approximately $____ per year. Transportation of physical gold bullion to or from a Custodian by way of armored transportation service carrier or such other transportation provider as deemed appropriate by the logistical coordinator will be subject to a separate agreement between the Trust and a Custodian, pursuant to which the Trust will be obligated to reimburse a Custodian for such transportation costs (except in connection with a redemption of Units for physical gold bullion by a Unitholder, in which case such costs will be borne by the redeeming Unitholder).

      Upon written notice from the Manager [or Gold Advisor] to a Custodian of the Manager's intention to have any of the Trust's physical gold bullion delivered to a Custodian, to which we will refer as the initial notice, such Custodian will receive such physical gold bullion based on a confirmation by the Manager [or Gold Advisor] in such written notice that specifies the number of Kilogram Bars, brand, assay characteristics and value, and serial number. After verification, the Custodian will issue a "Receipt of Deposit" that confirms the bar count and the total weight in fine ounces. A Custodian reserves the right to refuse delivery in the event of storage capacity limitations. In the event of a discrepancy arising during the verification process, a Custodian will promptly notify the Manager and GBI. Each Custodian holding physical gold bullion on behalf of the Trust will keep the Trust's physical gold bullion specifically identified as the Trust's property and will keep it on a labeled shelf or physically segregated pallets at all times. Such Custodian will provide a [monthly] inventory statement to the Manager, which will be reconciled with the Trust's records of its physical gold bullion holdings. The Manager will have the right to audit the physical storage of the Trust's physical gold bullion at a Custodian upon request on any business day (which means any day other than a Saturday, Sunday or a holiday observed by a Custodian) during a Custodian's regular business hours, provided that such audit does not interrupt the routine operation of a Custodian's facility.

      Upon a Custodian's receipt and taking into possession and control of any of the Trust's physical gold bullion, whether through physical delivery or a transfer of the physical gold bullion from a different customer's account at a Custodian, a Custodian's liability will commence with respect to such physical gold bullion. The Custodian will bear all risk of physical loss of, or damage to, physical gold bullion of the Trust in a Custodian's custody, except in the case of circumstances or causes beyond a Custodian's reasonable control, including, without limitation, acts or omissions or the failure to cooperate of by Manager, acts or omissions or the failure to cooperate by any third party, fire or other casualty, act of God, strike or labor dispute, war or other violence, or any law, order or requirement of any governmental agency or authority, and has contractually agreed to replace or pay for lost, damaged or destroyed physical gold bullion in the Trust's account while in a Custodian's care, custody and control. A Custodian's liability with respect to physical gold bullion terminates at the time such physical gold bullion is remitted to the armored transportation service carrier or such other transportation provider as deemed appropriate by the logistical coordinator pursuant to delivery instructions provided by the Manager or GBI on behalf of a redeeming Unitholder.

      [IN THE EVENT OF PHYSICAL LOSS, DAMAGE OR DESTRUCTION OF THE TRUST'S PHYSICAL GOLD BULLION IN A CUSTODIAN'S CUSTODY, CARE AND CONTROL, THE MANAGER MUST GIVE WRITTEN NOTICE TO A CUSTODIAN WITHIN FIVE BUSINESS DAYS AFTER THE DISCOVERY OF ANY SUCH LOSS, DAMAGE OR DESTRUCTION, BUT, IN THE CASE OF LOSS OR DESTRUCTION OF THE TRUST'S PHYSICAL GOLD BULLION, IN ANY EVENT NO MORE THAN 30 DAYS AFTER THE DELIVERY BY A CUSTODIAN TO THE TRUST OF AN INVENTORY STATEMENT IN WHICH THE DISCREPANCY FIRST APPEARS.] A Custodian will, at its option, either
(i) replace, or restore to its original state in the event of partial damage, as the case may be, the Trust's physical gold bullion that was lost, destroyed or damaged within five business days from the date a Custodian becomes aware of said loss or destruction, based on the advised weight and assay characteristics provided in the initial notice or (ii) compensate the Trust, through the Manager, for the monetary value of the Trust's physical gold bullion that was lost or destroyed, within [[ ] BUSINESS DAYS] from the date a Custodian becomes aware of said loss or destruction, based on the advised weight and assay characteristics provided in the initial notice and the market value of such physical gold bullion that was lost or destroyed, using the first available afternoon London fix of the LBMA from the date a Custodian becomes aware of said loss or destruction. No action, suit or other proceeding to recover any loss, damage or destruction may be brought against a Custodian unless notice of such loss, damage or destruction has been given in accordance with the terms of the Precious Metals Storage Agreement and unless such action, suit or proceeding shall have been commenced within 12 months from the time such notice is sent to a Custodian. A Custodian will not be responsible for any special, incidental, consequential, indirect or punitive losses or damages (including lost profits or lost savings), except as a result of gross negligence or willful misconduct by a Custodian and whether or not a Custodian had knowledge that such losses or damages might be incurred.

      A Custodian reserves the right to reject physical gold bullion delivered to it if the physical gold bullion contains a hazardous substance or if the physical gold bullion is or becomes unsuitable or undesirable for metallurgical, environmental or other reasons.

      The Manager will not be responsible for any losses or damages to the Trust arising out of any action or inaction by the Trust's custodians or any Custodian holding the assets of the Trust.

      The Manager may change the custodial arrangement described above including, but not limited to, the appointment of a replacement custodian and/or additional custodians. GBI will assist the Manager in coordinating the Trust's vaulting partners and locations. The Manager may terminate the custodial relationship with a Custodian by giving written notice to a Custodian of its intent to terminate the [the Custodian Agreement or Precious Metals Storage Agreement, as applicable] if (i) a Custodian has committed a material breach of its obligations under the Precious Metals Storage Agreement that is not cured within 10 business days following the Manager giving written notice to a Custodian of such material breach; (ii) a Custodian is dissolved or adjudged bankrupt, or a trustee, receiver or conservator of a Custodian or of its property is appointed, or an application for any of the foregoing is filed; or
(iii) a Custodian is in breach of any representation or warranty contained in the Precious Metal Storage Agreement. The obligations of a Custodian include, but are not limited to, maintaining an inventory of the Trust's physical gold bullion stored with a Custodian, providing a monthly inventory to the Trust, maintaining the Trust's physical gold bullion physically segregated and specifically identified as the Trust's property, and taking good care, custody and control of the Trust's physical gold bullion. The Trust believes that all of these obligations are material and anticipates that the Manager would terminate a Custodian if a Custodian breaches any such obligation and does not cure such breach within 10 business days of the Manager giving written notice to a Custodian of such breach.

      A Custodian carries such insurance as it deems appropriate for its businesses and its position as custodian of the Trust's physical gold bullion and will provide the Trust with at least 30 days' notice of any cancellation or termination of such coverage. Based on information provided by a Custodian, the Manager believes that the insurance carried by a Custodian provides the Trust with such protection in the event of loss or theft of the Trust's physical gold bullion stored at a Custodian that is consistent with the protection afforded under insurance carried by other custodians that store gold commercially.

CUSTODIAN FOR THE TRUST'S ASSETS OTHER THAN PHYSICAL GOLD BULLION

      Pursuant to the Custodian Agreement, Bank of Nova Scotia will act as the custodian of all the Trust's assets other than physical gold bullion. The Trust Custodian will be responsible for the safekeeping of all of the assets of the Trust delivered to it and will act as the custodian of such assets. The Manager, in accordance with Applicable Law, will have the authority to change the custodial arrangement described above including, but not limited to, the appointment of a replacement custodian and/or additional custodians. The Trust Custodian carries such insurance as it deems appropriate for its businesses and its position as custodian of the Trust's assets. The Custodian Agreement does not require the Trust Custodian to carry insurance in connection with any claims the Trust or Unitholders may have against the Trust Custodian in its capacity as custodian of the Trust's assets.

                                   THE UNITS

DESCRIPTION OF THE UNITS

      The Trust is authorized to issue an unlimited number of Units. Each Unit represents an undivided beneficial ownership interest in the Trust. Units are transferable and redeemable at the option of the Unitholder in accordance with the provisions set forth in the Declaration of Trust. All Units have equal rights and privileges with respect to all matters, including voting, receipt of distributions from the Trust, liquidation and other events in connection with the Trust. Units and fractions thereof will be issued only as fully paid and non-assessable units. Units will have no preference, conversion, exchange or pre-emptive rights. Each whole Unit entitles the holder thereof to a vote at meetings of Unitholders.

      The Trust may not issue additional Units following the completion of this offering except (i) if the net proceeds per Unit to be received by the Trust are not less than 100% of the most recently calculated NAV immediately prior to, or upon, the determination of the pricing of such issuance or (ii) by way of Unit distribution in connection with an income distribution.

BOOK-BASED SYSTEM

      Registration or transfers of the Units will be made through the book-based system of CDS Clearing and Depository Services Inc. ("CDS"). On the date of closing of this offering, definitive certificates evidencing the Units subscribed for under this offering will be available for delivery by the Trust.

      The Depository Trust Company, ("DTC"), will act as a CDS participant for Units held by DTC on behalf of its participants (i.e., U.S. brokers), which in turn may hold the Units on behalf of their customers. References in this prospectus to a holder of Units or Unitholder means, unless the context otherwise requires, the owner of the beneficial interest in such Units.

      The Trust, the Manager, and the underwriters will not have any liability for (i) records maintained by CDS or DTC relating to the beneficial interests in the Units or the book-based accounts maintained by CDS or DTC; (ii) maintaining, supervising or reviewing any records relating to such beneficial ownership interests; or (iii) any advice or representation made or given by CDS or DTC and made or given with respect to the rules and regulations of CDS or DTC or any action taken by CDS or DTC or at the direction of the CDS or DTC participants.

      The Trust has the option to terminate registration of the Units through the book-based systems in which case certificates for Units in fully registered form will be issued to beneficial owners of such Units or to their nominees.

NO CERTIFICATES

      Upon issuance of Units, a book-entry only certificate representing the Units shall be deposited initially with CDS or DTC or its nominees. Subject to termination of the book-entry only system by the Manager, beneficial Unitholders will not be entitled to receive a certificate or other instrument representing Units or evidencing beneficial ownership of Units from the Trust or the Manager or any other person and the ownership of Units shall be evidenced solely and conclusively by the register. If the Manager selects to terminate the book-entry only system, the Manager shall cause certificates evidencing the Units to be issued and delivered to the Unitholders shown on the Register as of the effective date of such termination, such certificates to be prepared in compliance with all applicable laws.

                              REDEMPTION OF UNITS

   Subject to the terms of the Declaration of Trust and the Manager's right to suspend redemptions in the circumstances described below, units may be redeemed at the option of a Unitholder in any month for physical gold bullion or cash. All redemptions will be determined using U.S. dollars, regardless of whether the redeemed units were acquired on the NYSE Arca or the TSX. Redemption requests will be processed on the last business day of the applicable month.

REDEMPTION FOR PHYSICAL GOLD

      Unitholders whose Units are redeemed for physical gold bullion will be entitled to receive a redemption price equal to 100% of the NAV of the redeemed Units on the last day of the month on which the NYSE Arca [and the TSX] is open for trading for the month in respect of which the redemption request is processed (the "Monthly Redemption Date"). Redemption requests must be for amounts that are at least equivalent to the value of one Kilogram Bar, plus applicable expenses. Any redemption proceeds not paid in physical gold bullion will be paid in cash at a rate equal to 100% of the NAV of the redeemed Units as of 4:00 p.m., Toronto Time, on the applicable Monthly Redemption Date that represents such excess amount. A Unitholder redeeming Units for gold will be responsible for expenses in connection with effecting the redemption and applicable delivery expenses, including the handling of the notice of redemption, the delivery of the physical gold bullion for Units that are being redeemed and the applicable gold storage in-and-out fees. For delivery in the continental U.S., delivery expenses are currently estimated to be [$__] per troy ounce at current rates.

      Procedure to Redeem for Physical Gold Bullion

      A Unitholder that owns a sufficient number of Units who desires to exercise redemption privileges for physical gold bullion must do so by instructing his, her or its broker, who must be a direct or indirect participant of CDS or DTC, to deliver to the Transfer Agent on behalf of the Unitholder a written request signed by a Unitholder in the form as the Manager may from time to time in its sole discretion determine, which must be guaranteed by a Canadian chartered bank, or by a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that the Manager on behalf of the Trust otherwise approves (a "Gold Redemption Notice"), of the Unitholder's intention to redeem Units for physical gold bullion. A Gold Redemption Notice must be received by the Transfer Agent no later than 4:00 p.m., Toronto Time, on the 15th day of the month in which the Gold Redemption Notice will be processed or, if such day is not a business day, then on the immediately following day that is a business day. Any Gold Redemption Notice received after such time will be processed on the next Monthly Redemption Date.

      Except as provided under "Redemption of Units--Suspension of Redemptions" below, by instructing a broker to deliver to the Transfer Agent a Gold Redemption Notice, the Unitholder will be deemed to have irrevocably surrendered his, her or its Units for redemption and appointed such broker to act as his, her or its exclusive settlement agent with respect to the exercise of such redemption privilege and the receipt of payment in connection with the settlement of obligations arising from such exercise.

      Once a Gold Redemption Notice is received by the Transfer Agent, the Transfer Agent, together with the Manager, will determine whether such Gold Redemption Notice complies with the applicable requirements, is for an amount of gold that is equal to at least one Kilogram Bar plus applicable expenses, and contains delivery instructions that are acceptable to the armored service transportation carrier, or such other transportation provider as deemed appropriate by the logistical coordinator. If the Transfer Agent and the Manager determine that the Gold Redemption Notice complies with all applicable requirements, it will provide a notice to such redeeming Unitholder's broker confirming that the Gold Redemption Notice was received and determined to be complete.

      Any Gold Redemption Notice delivered to the Transfer Agent regarding a Unitholder's intent to redeem Units that the Transfer Agent or the Manager, in their sole discretion, determines to be incomplete, not in proper form, not duly executed or for an amount of physical gold bullion less than at least one Kilogram Bar, or in an amount that cannot be satisfied based on the bar sizes of physical gold bullion owned by the Trust will for all purposes be void and of no effect, and the redemption privilege to which it relates will be considered for all purposes not to have been exercised thereby. If the Transfer Agent and the Manager determine that the Gold Redemption Notice does not comply with the applicable requirements, the Transfer Agent will provide a notice explaining the deficiency to the Unitholder's broker.

      If the Gold Redemption Notice is determined to have complied with the applicable requirements, the Transfer Agent and the Manager will determine as of 4:00 p.m., Toronto Time, on the Monthly Redemption Date the amount of physical gold bullion and the amount of cash that will be delivered to the redeeming Unitholder. Also, if the Units being redeemed are certificated on such Monthly Redemption Date, the redeeming Unitholder's broker will deliver the certificate(s) evidencing the redeeming Units to CDS or DTC or the Transfer Agent, as applicable, for cancellation.

      The Transfer Agent and the Manager will determine the amount of gold bullion the redeeming Unitholder will receive and the amount of cash necessary to cover the expenses associated with the redemption and delivery that must be paid by the redeeming Unitholder. Once such determination has been made, the Transfer Agent will inform the broker through which the Unitholder has delivered its Gold Redemption Notice of the amount of gold bullion and cash that the redeeming Unitholder will receive upon the redemption of the Unitholder's Units.

      Based on instructions from the Manager, the applicable Custodian will release the requisite amount of physical gold bullion from its custody to the armored transportation service carrier or such other transportation provider as deemed appropriate by the logistical coordinator. As directed by the Manager, any cash to be received by a redeeming Unitholder in connection with a redemption of Units for physical gold bullion will be delivered or caused to be delivered by the Manager to the Unitholder's brokerage account within 10 business days after the applicable Monthly Redemption Date.

      Transporting the Gold from a Custodian to the Redeeming Unitholder

      A Unitholder redeeming Units for physical gold bullion will receive the physical gold bullion from a Custodian. Physical gold bullion received by a Unitholder as a result of a redemption of Units will be delivered by armored transportation service carrier or such other transportation provider as deemed appropriate by the logistical coordinator pursuant to delivery instructions provided by the Unitholder to the Manager. The armored transportation service carrier or such other transportation provider as deemed appropriate by the logistical coordinator will be engaged by or on behalf of the redeeming Unitholder. Such physical gold bullion can be delivered (i) to an account established by the Unitholder at an institution; (ii) in the United States, to any physical address (subject to approval by the armored transportation service carrier or such other transportation provider as deemed appropriate by the logistical coordinator); (iii) in Canada, to any business address (subject to approval by the armored transportation service carrier); and (iv) outside of the United States and Canada, to any address approved by the armored transportation service carrier or such other transportation provider as deemed appropriate by the logistical coordinator.

      Costs associated with the redemption of Units and the delivery of physical gold bullion will be borne by the redeeming Unitholder, and current rates are estimated to be $__ per troy ounce for delivery to addresses in the continental United States and Canada. Also, the redeeming Unitholder will be responsible for reimbursing the Trust for in-and-out fees charged to the Trust by a Custodian, currently $__ per bar plus an administrative fee of $__. Unitholders interested in redeeming Units for physical gold should contact the Transfer Agent for current costs associated with the delivery of gold pursuant to the Unitholder's delivery instructions.

      The armored transportation service carrier or such other transportation provider as deemed appropriate by the logistical coordinator will receive physical gold bullion in connection with a redemption of Units approximately 10 business days after the Monthly Redemption Date. Once the physical gold bullion representing the redeemed Units has been placed with the armored transportation service carrier or such other transportation provider as deemed appropriate by the logistical coordinator, the Custodian will no longer bear the risk of loss of, and damage to, such physical gold bullion. In the event of a loss after the physical gold bullion has been placed with the armored transportation service carrier or such other transportation provider as deemed appropriate by the logistical coordinator, the Unitholder will not have recourse against the Trust, the Manager, the Advisor, the Custodian or a Gold Custodian. However, physical gold being delivered to a redeeming Unitholder will be insured until the client signs accepting delivery of the physical gold.

Example of a Redemption for Physical Gold Bullion

      In the following example of a redemption of units for physical gold bullion, we have assumed the following:

      --------------------------------------------------------------------------------------------------------------
        Date that the Gold Redemption Notice was received in good order by the
        Trust's transfer agent .............................................................  [ ]
      --------------------------------------------------------------------------------------  ----------------------
        Date by which the Gold Redemption Notice must be received to be processed in that month .........................................................................  [ ]
      --------------------------------------------------------------------------------------  ----------------------
        Number of units redeemed ...........................................................  [ ]
      --------------------------------------------------------------------------------------  ----------------------
        NAV on [  ] ........................................................................  $[  ]
      --------------------------------------------------------------------------------------  ----------------------
        Price of gold per troy ounce on [  ] ...............................................  $[  ]
      --------------------------------------------------------------------------------------  ----------------------
        Amount of physical gold bullion represented by each unit ...........................  [ ]
      --------------------------------------------------------------------------------------  ----------------------
        Delivery fee per troy ounce ........................................................  $[  ]
      --------------------------------------------------------------------------------------  ----------------------
        In-and-out fee per bar charged by the Custodian ....................................  $[  ]
      --------------------------------------------------------------------------------------  ----------------------
        Administrative fee charged by the Custodian ........................................  $[  ]
      --------------------------------------------------------------------------------------------------------------

      The Gold Redemption Notice is received by the Trust's transfer agent before [ ], so the redemption will be processed in the month ending [ ] (for purposes of this example, we have assumed that [ ], [ ] and [ ] are business days). The Trust's transfer agent and the Manager review the Gold Redemption Notice and determine that (i) it complies with all applicable requirements and
(ii) the number of units redeemed is sufficient in amount for one Kilogram Bar plus expected expenses. For purposes of estimating the amount of physical gold bullion to be received by the redeeming Unitholder, the Manager estimates the expenses at approximately $[ ]; at $[ ] per troy ounce, such expenses equal approximately [ ] ounces. Therefore, the Manager determines that the redeeming Unitholder will receive [ ] Kilogram Bar[s] and notifies the Custodian that a redemption of [ ] Kilogram Bar[s] is scheduled. The transfer agent then sends a notice to the redeeming Unitholder's broker that the Gold Redemption Notice has been received and determined to be complete.

      The Manager then determines the delivery and in-and-out expenses for a Kilogram bar weighing 32.148 troy ounces, which are $[ ] x 32.148 plus $[ ], plus $[ ], for a total of $[ ]. Since the redemption request sufficient, the redeeming Unitholder will receive one Kilogram Bar plus cash in an amount equal to $[ ] less $[ ], or $[ ]. The Kilogram Bar will be received by the armored transportation service carrier within 10 business days of [ ], and the $[ ] in cash will be delivered to the redeeming Unitholder's brokerage account.

      On [ ], the redeeming Unitholder's broker will deliver [ ] units to CDS or DTC and, on [ ], the Trust's transfer agent will observe the newly adjusted CDS or DTC position and cancel the [ ] redeemed units.

REDEMPTION FOR CASH

      All redemptions for cash shall be determined using United States dollars, regardless of whether Units to be redeemed are acquired on the NYSE Arca or the TSX. Unitholders whose Units are redeemed for cash will be entitled to receive a redemption price per Unit equal to 95% of the lesser of (i) the volume-weighted average trading price of the Units traded on the NYSE Arca or, if trading has been suspended on the NYSE Arca, the trading price of the Units traded on the TSX, for the last five days on which the applicable exchange is open for trading for the month in which the redemption request is processed and (ii) the NAV of the redeemed Units as of 4:00 p.m., Toronto Time, on the Monthly Redemption Date. Cash proceeds from the redemption of Units will be transferred to a redeeming Unitholder approximately three business days after the applicable Monthly Redemption Date.

      Procedure to Redeem for Cash

      To redeem Units for cash, a Unitholder must instruct the Unitholder's broker to deliver a written request signed by a Unitholder in the form as the Manager may from time to time in its sole discretion determine, which must be guaranteed by a Canadian chartered bank, or by a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that the Manager on behalf of the Trust otherwise approves (a "Cash

Redemption Notice") to the Transfer Agent. A Cash Redemption Notice must be received by the Transfer Agent no later than 4:00 p.m., Toronto time, on the 15th day of the month in which the Cash Redemption Notice will be processed or, if such day is not a business day, then on the immediately following day that is a business day. Any Cash Redemption Notice received after such time will be processed in the next month.

      Except as provided under "Redemption of Units--Suspension of Redemptions" below, by instructing a broker to deliver to the Transfer Agent a Cash Redemption Notice, the Unitholder will be deemed to have irrevocably surrendered his, her or its Units for redemption and appointed such broker to act as his, her or its exclusive settlement agent with respect to the exercise of such redemption privilege and the receipt of payment in connection with the settlement of obligations arising from such exercise.

      Any Cash Redemption Notice delivered to the Transfer Agent regarding a Unitholder's intent to redeem Units that the Transfer Agent or the Manager determines to be incomplete, not in proper form or not duly executed will for all purposes be void and of no effect and the redemption privilege to which it relates will be considered for all purposes not to have been exercised thereby. For each Cash Redemption Notice, the Transfer Agent will notify the redeeming Unitholder's broker that such Cash Redemption Notice has been deemed insufficient or accepted and duly processed, as the case may be.

      Upon receipt of the Cash Redemption Notice, the Transfer Agent and the Manager will determine as of 4:00 p.m., Toronto Time, on the Monthly Redemption Date the amount of cash that will be delivered to the redeeming Unitholder. Also, if the Units being redeemed are certificated on such Monthly Redemption Date, the redeeming Unitholder's broker will deliver the certificate(s) evidencing the redeeming Units to CDS or DTC or the Transfer Agent, as applicable, for cancellation.

      Payment of cash redemption proceeds shall be made by mailing or delivering a check or by wire or electronic transfer as the Manager may in its discretion determine, in the relevant amount to the Unitholder at its last address as shown in the register of Unitholders or to such other payee or address or account as the Unitholder may in writing direct. Any payment, unless not honored, shall discharge the Trust, the Trustee and the Manager from all liability to such Unitholder in respect of the amount thereof and in respect of the Units redeemed. In no event shall the Trust, the Trustee or the Manager be liable to a Unitholder for interest or income on the proceeds of any redemption pending the payment thereof.

SUSPENSION OF REDEMPTIONS

      The Manager, on behalf of the Trust, may suspend the right or obligation of the Trust to redeem Units (whether for physical gold bullion and/or cash) for the whole or any part of any period with the prior approval of securities regulatory authorities having jurisdiction, where required, for any period during which the Manager determines that conditions exist which render impractical the sale of assets of the Trust or which impair the ability for the Manager to determine the NAV or the redemption amount of Units.

      In the event of any such suspension, the Manager will issue a press release announcing the suspension and will advise the Trustee. The suspension may apply to all requests for redemption received prior to the suspension, but as for which payment has not been made, as well as to all requests received while the suspension is in effect. All Unitholders making such requests will be advised by the Manager of the suspension and that the redemption will be effected at a price determined on the first valuation date that the NAV is calculated following the termination of the suspension. All such Unitholders will have, and will be advised that during such suspension of redemptions that they have, the right to withdraw their requests for redemption. The suspension will terminate in any event on the first business day on which the condition giving rise to the suspension has ceased to exist or when the Manager has determined that such condition no longer exists, provided that no other condition under which a suspension is authorized then exists, at which time the Manager will issue a press release announcing the termination of the suspension and will advise the Trustee. Subject to Applicable Laws any declaration of suspension made by the Manager, on behalf of the Trust, will be conclusive.

      Suspension of Calculation of Net Asset Value Per Unit

      During any period in which the right of Unitholders to request a redemption of their Units for physical gold bullion and/or cash is suspended, the Manager, on behalf of the Trust, will direct the Valuation Agent to suspend the calculation of the value of the net assets of the Trust and the NAV. During any such period of suspension, the Trust will not issue or redeem any Units. In the event of any such suspension or termination thereof, the Manager will issue a press release announcing the suspension or the termination of such suspension, as the case may be.

      Canadian Tax Implications of Redemption

      Pursuant to the Declaration of Trust, the Manager, in its sole discretion, may allocate and, where applicable, designate to a Unitholder who has redeemed Units during a year an amount equal to any net income or net realized capital gains realized by the Trust for the year as a result of the disposition of any of the Trust's property to satisfy the redemption notice given by such Unitholder or such other amount that is determined by the Manager to be reasonable. See "Tax Matters."

                                USE OF PROCEEDS

      The estimated net proceeds from this offering, after deducting the underwriting commission and the estimated expenses of this offering, will be $_____ (or $_____ if the underwriters fully exercise their over-allotment option). The Trust will use the net proceeds of this offering to acquire physical gold bullion in accordance with the Trust's objective and subject to the Trust's investment and operating restrictions described herein.

      The Trust anticipates it will use substantially all of the net proceeds of the offering (at least 90%) to acquire Kilogram Bars equal in dollar value, all in accordance with the Trust's investment objective and subject to the Trust's investment and operating restrictions described herein. The remaining net proceeds of the offering will be retained by the Trust in cash or cash equivalents. See "The Trust--Investment Restrictions."

                                 CAPITALIZATION

      The following table sets forth the capitalization of the Trust as of [____________], both before and after giving effect to this offering (assuming no exercise of the underwriters' overallotment option):


                                                                       AS OF
                                                                   [___________]
                                                       AS OF       AFTER GIVING
                                                       -----       EFFECT TO THE
DESIGNATION                           AUTHORIZED    [_________]    OFFERING (1)
----------------------------------   ------------  -------------   -------------
Units.............................    Unlimited     [_________]    $[_________]

                                                     (1 unit)       [_________]

TOTAL CAPITALIZATION..............                  [_________]    $[_________]

------------------------

(1) After deducting the estimated underwriting commissions and estimated applicable expenses of this offering.

                                 DISTRIBUTIONS

DISTRIBUTION OF NET INCOME AND NET TAXABLE CAPITAL GAINS TO UNITHOLDERS

      As of 4:00 p.m., Toronto Time, on the last business day of each fiscal year or such other time or date as the Manager otherwise determines, the Manager will determine the net income and net taxable capital gains of the Trust. The Manager may direct that such net income and net taxable capital gains be distributed by the Trust in cash or in additional Units. The initial distribution policy of the Trust will be to make an annual distribution of such net income and net taxable capital gains, if any, to Unitholders through a distribution of additional Units. The Trust does not anticipate making regular cash distributions to Unitholders. All distributions are at the discretion of the Manager.

      Distributions, if any, of net income or net taxable capital gains will generally be made to Unitholders who were Unitholders of record as of 4:00 p.m., Toronto Time, on the last business day prior to any relevant distribution date.

The amounts to be paid to a Unitholder will be the amount of net income or net taxable capital gains determined pursuant to the Declaration of Trust divided by the total number of Units outstanding at 4:00 p.m., Eastern Time, on the last business day prior to the relevant distribution date multiplied by the number of Units held by such Unitholder as of such time. Notwithstanding the foregoing, the Manager may adopt a method of allocating an appropriate proportion of net income and net taxable capital gains to Unitholders that redeemed Units during the year. All distributions, if declared and paid, will be calculated and, if a cash distribution, paid in United States currency.

      It is the intention that the total amount due and payable in any year will not be less than the amount necessary to ensure that the Trust will not be liable for income tax under Part I of the Tax Act for such year after taking into account the Trust's entitlement to a capital gains refund, if any. Where distributions are payable in additional Units, the Trust's registrar or Transfer Agent, acting on the direction of the Manager, may round up or round down the number of Units in order to avoid the Trust issuing fractional Units. Any additional Units that are issued in this manner will be at a price equal to NAV as of 4:00 p.m., Eastern Time, on the business day prior to the applicable distribution date, and the Units will be immediately consolidated so that the number of outstanding Units following the distribution will equal the number of Units outstanding prior to the distribution.

      Notwithstanding the foregoing paragraph, where Canadian tax is required to be withheld in respect of a Unitholder's share of a distribution paid in Units, the consolidation will result in such Unitholder holding that number of Units equal to the product of (i) the sum of the number of Units held by such Unitholder prior to the distribution and the number of Units received by such Unitholder in connection with the distribution (net of the total of the number of whole or fractional Units withheld by the Trust to satisfy the Trust's withholding obligations and the number of whole or fractional Units withheld pursuant to the Declaration of Trust on account of the reasonable expenses incurred in respect of the sale of such Units withheld on account of withholding taxes), and (ii) a quotient, the numerator of which is the aggregate number of Units outstanding prior to the distribution, and the denominator of which is the aggregate number of Units that would be outstanding following distribution and before the consolidation if no withholding were required in respect of any part of the distribution payable to any Unitholders.

ADDITIONAL DISTRIBUTIONS, DESIGNATIONS, DETERMINATIONS, ALLOCATIONS AND
ELECTIONS

      In addition to any distributions made to Unitholders as described above, on the direction of the Manager, the Trust will at such times and in such manner as directed by the Manager make such additional distributions of monies or properties of the Trust including, without restriction, returns of capital, in such amounts per Unit, payable at such time or times and to Unitholders of record on such distribution date, as from time to time may be determined by the Manager, and make such designations, determinations, allocations and elections for tax purposes of amounts or portions of amounts which it has received, paid, declared payable or allocated to Unitholders and of expenses incurred by the Trust and of tax deductions of which the Trust may be entitled, as the Manager may, in its sole discretion, determine.

WITHHOLDING TAXES

      The Manager will deduct or withhold from distributions payable to any Unitholder all amounts required by Applicable Law to be withheld from such distributions, whether such distributions are in the form of cash, additional Units or otherwise. In the event of a distribution in the form of additional Units, subject to Applicable Law, the Manager may sell Units of such Unitholder to pay such withholding taxes and to pay all reasonable expenses in respect of such sale and the Manager will have the power of attorney of such Unitholder to do so. Any such sale will be made in compliance with Applicable Law on any stock exchange on which the Units are then listed and upon such sale, the affected Unitholder will cease to be the holder of such Units. In the event that the net proceeds of any such sale of a Unitholder's Units exceed the statutory withholding required and the reasonable expenses incurred in respect of such sale, the Manager will remit such excess to the Unitholder.

INCOME TAX STATEMENTS

      On or before the 90th day in each year, the Manager will prepare and deliver or cause to be prepared and delivered to Unitholders information pertaining to the Trust for the preceding year, including all distributions, which is required to be provided by the Tax Act.

      In the event that amounts that were allocated, distributed or paid to Unitholders as capital gains or as non-taxable payments are, for any reason, subsequently determined (including as a result of an assessment or reassessment by any taxation authorities) to have been fully includible in the taxable income of the Trust for the relevant fiscal year, then the Manager shall have the discretion to declare that all or part of such amounts shall be retroactively deemed to have been allocated, distributed and paid to Unitholders out of the income of the Trust, and the Manager may issue new or amended tax reporting slips to the relevant Unitholders or former Unitholders to report any such distributions to them.

QEF ELECTION

      Within 90 days from the end of each taxable year of the Trust, the Manager will provide or cause to be provided to Unitholders all information necessary to enable Unitholders or beneficial owners of Units, as applicable, to elect to treat the Trust as a QEF for U.S. federal income tax purposes and to comply with any reporting or other requirements incident to such election, including, but not limited to, providing or causing to be provided to Unitholders or beneficial owners of Units, as applicable, a completed "PFIC Annual Information Statement" as required by U.S. Treasury Regulations Section 1.1295-1(g). The Manager will comply and cause the Trust to comply with all applicable requirements of the U.S. Treasury Regulations necessary to enable Unitholders or beneficial owners of Units, as applicable, to elect to treat the Trust as a QEF.

UNCLAIMED INTEREST, DIVIDENDS OR DISTRIBUTIONS

   In the event that the Trust's registrar or Transfer Agent holds interest, dividends or other distributions which are unclaimed or which cannot be paid for any reason, the Trust's registrar or Transfer Agent will not be under any obligation to invest or reinvest the same but will administer such unclaimed amounts as directed by the Manager in accordance with Applicable Law. Any Unitholder making a claim in respect of any amount payable pursuant to the Declaration of Trust is required to give notice in writing of such claim to the Trust's Transfer Agent and/or the Manager no later than the second anniversary of the date on which the amount was payable. Such notice must set out the basis for the claim, the amount claimed and the specific grounds for the claim. The Trust's Transfer Agent will, unless otherwise required by Applicable Law, pay over to the Trust any such amounts which have been held for more than six years.

                            THE DECLARATION OF TRUST

      The Trust is a trust established on [_________], 2013 under the laws of the Province of Ontario, Canada (the "Province"), pursuant to the Declaration of Trust. The Declaration of Trust governs all aspects of the Trust. A copy of the Declaration of Trust is available for inspection at the Manager's office. The following is a description of the material terms of the Declaration of Trust.

GENERAL

      The Trust's Units and other property are governed by the general laws of trusts of the Province and by the terms of the Declaration of Trust. The Trust will, for the benefit of its Unitholders, engage in making investments in accordance with the investment objectives, strategies and restrictions described in this prospectus. The business of the Trust will include all things necessary or advisable to give effect to the Trust's investment objectives, strategies and restrictions. The Trustee will act as the trustee of the assets, monies and investments from time to time of the Trust and will hold the same upon and subject to the provisions of the Declaration of Trust. The Trust will consist of
(i) monies from time to time delivered to the Trustee for investment in the Units pursuant to the Trust's investment and operating restrictions and (ii) such investments and other assets as may from time to time be acquired by the Trust through the application of such monies, together with accretions thereto, less amounts paid out by the Trust from time to time in accordance with the Declaration of Trust. See "Investment and Operating Restrictions." The head office and principal office of administration of the Trust is in Toronto, Canada.

      The Trust is considered a mutual fund under Canadian securities legislation. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not a commodity pool for purposes of the Commodity Exchange Act of 1936, and none of the Manager, the Portfolio Advisor, the Gold Advisor or the underwriters for this offering is subject to regulation by the CFTC as a commodity pool operator or commodity trading advisor in connection with the Units.

STRUCTURE OF THE TRUST

      An interest in the Trust is represented by transferable, redeemable Units. The attributes of the Units created and authorized for the Trust are as described below and in the Declaration of Trust.

      Each Unit will have the following attributes:

      (a) each Unit will be without nominal or par value;

      (b) each whole Unit will entitle the holder thereof to one vote at all meetings of Unitholders;

      (c) each Unit will entitle the holder thereof to participate pro rata, with respect to all distributions and, upon liquidation of the Trust, to participate pro rata with other Unitholders in the NAV remaining after the satisfaction of outstanding liabilities of the Trust as set out under the headings "Distributions" and "Termination of the Trust", respectively;

      (d) no pre-emptive rights will attach to the Units;

      (e) no cancellation or surrender provisions will attach to the Units except as set out in the Declaration of Trust;

      (f) once the NAV, determined in accordance with the Declaration of Trust, at the time of issuance has been paid, Units will be fully paid and non-assessable so that there will be no liability for future calls or assessments with respect to the Units;

      (g) all Units will be transferable, as set out under the heading "Description of the Units"; and

      (h) each Unit will entitle the holder thereof to require the Trust to redeem the Unit as set out under the heading "Redemption of Units."

      Units may be consolidated or subdivided by the Manager provided that notice of any such consolidation or subdivision is first disseminated to the public by press release. Notwithstanding the foregoing, Units may be consolidated without notice to Unitholders in connection with a distribution to Unitholders as set out under the heading "Distributions."

      Each Unit will be redeemable as set forth under "Redemption of Units", except during such times as the Manager has suspended the right to redeem in accordance with the Declaration of Trust.

      The right to conduct the business and affairs of the Trust is vested exclusively in the Trustee and it will conduct the day-to-day management and administration of the Trust. Unitholders will have no interest in the Trust other than their beneficial interest in the Units held by them, and subject to Applicable Law, Unitholders will not be called upon to share or assume any losses of the Trust or suffer any assessment or further payments to the Trust or the Trustee of any kind by virtue of their ownership of the Units. However, under the law governing the Trust, Unitholders could be held summarily liable for obligations of the Trust to the extent that claims against the Trust are not satisfied out of the assets of the Trust.

UNITHOLDERS

      Each Unitholder is entitled to one vote for each whole Unit held by the Unitholder. Meetings of Unitholders will be called by the Manager at such time and on such day as the Manager may from time to time determine for the purpose of considering the matters required to be placed before such meetings in accordance with the Declaration of Trust or Applicable Law and for the transaction of such other related matters as the Manager determines.

      Unitholders holding Units representing in aggregate not less than 50% of the value of the net assets of the Trust, determined as described under the heading "Computation of Net Asset Value", may requisition a meeting of Unitholders by giving a written notice to the Manager setting out in detail the reason(s) for calling and holding such a meeting. The Manager will, upon the written request of the Unitholders holding Units representing in aggregate not less than 50% of the value of the net assets of the Trust, determined as described under the heading "Computation of Net Asset Value", requisition a meeting of Unitholders, provided that in the event of a request to call a meeting of Unitholders made by such Unitholders, the Manager will not be obligated to call any such meeting until it has been satisfactorily indemnified by such Unitholders against all costs of calling and holding such meeting. Unless otherwise required by applicable securities laws or stock exchange rules, the Trust need only hold meetings of Unitholders as described above and is not required to, and does not intend to, hold annual or other periodic meetings.

      Meetings of Unitholders will be held at the principal office of the Trust or elsewhere in the municipality in which its office is located or, if the Manager so determines, at any other place in Canada. Subject to Applicable Law, notice of the time and place of each meeting of Unitholders will be given not less than 21 days before the day on which the meeting is to be held to each Unitholder of record on the record date or if none has been fixed at 4:00 p.m., Eastern time, on the day prior to the day on which the notice is given. Notice of a meeting of Unitholders will state the general nature of the matters to be considered by the meeting. A meeting of Unitholders may be held at any time and place without notice if all the Unitholders entitled to vote thereat are present in person or represented by proxy or, if those not present or represented by proxy waive notice of, or otherwise consent to, such meeting being held.

      For the purpose of determining the Unitholders who are entitled to receive notice of and to vote at any meeting or any adjournment thereof, or for the purpose of any action other than as provided in the Declaration of Trust for valuation, computation and distribution of net income and net taxable capital gains, any other additional distributions, and taxes, the Manager may fix a date not more than sixty (60) days nor fewer than thirty (30) days prior to the date of any meeting of Unitholders or other action as a record date for the determination of Unitholders entitled to receive notice of and to vote at such meeting, or any adjournment thereof, or to receive such distributions or to be treated as Unitholders of record for purposes of such other action, and any Unitholder who was a Unitholder at the time so fixed will be entitled to receive notice of and to vote at, such meeting, or any adjournment thereof, or to be treated as a Unitholder of record for purposes of such other action, even though he or she has since that date disposed of his or her Units and no Unitholder becoming such after that date will be entitled to receive notice of and to vote at such meeting, or any adjournment thereof, or to be treated as a Unitholder of record for purposes of such other action.

      A quorum for the transaction of business at any meeting of Unitholders will be at least two Unitholders holding not less than 5% of the outstanding Units present in person or represented by proxy and entitled to vote thereat. If quorum is not present at a meeting within thirty (30) minutes after the time fixed for the meeting, the meeting shall be adjourned to a date fixed by the chairman of the meeting not later than 14 days thereafter at which adjourned meeting the Unitholders present in person or represented by proxy shall constitute a quorum. The chairman at a meeting of Unitholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place.

      At any meeting of Unitholders, any Unitholder entitled to vote thereat may vote by proxy and a proxy need not be a Unitholder, provided that no proxy may be voted at any meeting unless it has been placed on file with the Manager, or with such other agent of the Trust as the Manager may direct, prior to the commencement of such meeting. If approved by the Manager, proxies may be solicited naming officers or directors of the Manager as proxy and the cost of such solicitation will be paid out of the property of the Trust. When any Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Unit, but if more than one of them is present at such meeting in person or by proxy, and such joint owners or their proxies so present disagree as to any vote to be cast, such vote will not be received in respect of such Unit. The instrument appointing any proxy will be in such form and executed in such manner as the Manager may from time to time determine.

      A person designated by the Manager shall be the chairman of any meeting of Unitholders. If such person is not present within 15 minutes after the time fixed for holding the meeting or if the Manager has not appointed a chairman, the persons present and entitled to vote shall choose any of their number to be chairman. The chairman of the meeting shall appoint a person, who need not be a Unitholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be Unitholders, may be appointed by the chairman. The only persons entitled to attend a meeting of Unitholders shall be those entitled to vote thereat, the Trustee, the Manager, any Portfolio Advisor and the Auditors. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the Manager.

      At any meeting of Unitholders every question will, unless otherwise required by the Declaration of Trust or Applicable Law, be determined by an Ordinary Resolution.

      Subject to the provisions of the Declaration of Trust or Applicable Law, any question at a meeting of Unitholders will be decided by a show of hands unless a poll thereon is required or demanded. Upon a show of hands every person who is present and entitled to vote will have one vote. If demanded by any Unitholder at a meeting of Unitholders or required by Applicable Law, any question at such meeting will be decided by a poll. Upon a poll each person present will be entitled, in respect of the Units which the Unitholder is entitled to vote at the meeting upon the question, to one vote for each whole Unit held and the result of the poll so taken will be the decision of the Unitholders upon the said question.

      A resolution in writing forwarded to all Unitholders entitled to vote on such resolution at a meeting of Unitholders and signed by the requisite number of Unitholders required to obtain approval of the matter addressed in such resolution is as valid as if it had been passed at a meeting of Unitholders in accordance with the Declaration of Trust.

      A declaration by the chairman of a duly constituted meeting of Unitholders as to the results of any vote of Unitholders shall be deemed to be the decision of the Unitholders. Any resolution passed in accordance with the Declaration of Trust will be binding on all Unitholders and their respective heirs, executors, administrators, other legal representatives, successors and assigns, whether or not such Unitholder was present or represented by proxy at the meeting at which such resolution was passed and whether or not such Unitholder voted against such resolution or did not sign such resolution.

AMENDMENTS TO THE DECLARATION OF TRUST

      Any provision of the Declaration of Trust may be amended, deleted, expanded or varied by the Manager upon notice to Unitholders, if the amendment does not relate to any of the matters specified below under "Unitholder Approval" or "Amendment Without Notice or Approval." Unitholders will receive notice of any such amendment at least thirty (30) days before the effective date of the amendment, unless the Manager determines that such amendment shall become effective at an earlier date if, in the opinion of the Manager, an earlier date is desirable, provided such amendment does not materially adversely affect the rights, privileges or interests of any Unitholder. Such written notice may be given by the Trust by issuing a press release or by putting an advertisement containing a summary of the amendment in at least one major daily newspaper of general and regular paid circulation in Canada or in any other manner the Manager determines to be appropriate.

      Unitholder Approval

      Certain matters relating to the Trust require approval by the Unitholders. Such approval may be given at a meeting duly called for that purpose pursuant to the Declaration of Trust or by written resolution. Any provision of the Declaration of Trust may be amended, deleted, expanded or varied with the approval of the Unitholders for the following purposes by Ordinary Resolution, other than items (a), and (b), which require approval of Unitholders by an Extraordinary Resolution:

      (a) a change in the fundamental investment objective of the Trust;

      (b) a change in the Investment and Operating Restrictions of the Trust, unless such change or changes are necessary to ensure compliance with Applicable Laws or other requirements imposed from time to time by applicable securities regulatory authorities or stock exchanges on which the Units are listed;

      (c) any change in the basis of calculating a fee or expense that is charged to the Trust or directly to its Unitholders by the Trust or the Manager in connection with the holding of Units which could result in an increase in charges to the Trust or to its Unitholders other than a fee or expense charged by a person that is at arm's length to the Trust and for which the Trust has provided written notice to Unitholders no later than 60 days before the effective date of such change;


      (d) the introduction of a fee or expense to be charged to the Trust or directly to its Unitholders by the Trust or the Manager in connection with the holding of Units which could result in an increase in charges to the Trust or to its Unitholders other than a fee or expense charged by a person that is at arm's length to the Trust and the Trust has provided written notice to Unitholders no later than 60 days before the effective date of such change;

      (e) a reduction in the frequency of calculating the value of net assets of the Trust or the NAV;

      (f) a change in the Manager, unless the successor manager is an affiliate of the current Manager or the successor manager occurs primarily as a result of a reorganization of the current Manager;

      (g) subject to "Amendment Without Notice or Approval" below, a material amendment, modification or variation in the provisions or rights attaching to the Units;

      (h) the issuance of additional Units other than (i) for net proceeds equal to or greater than 100% of the most recently calculated NAV of the applicable class calculated immediately prior to the pricing of such issuance or (ii) by way of Unit distribution;

      (i) the Trust undertakes a reorganization with, or transfers its assets to, another investment fund, if (A) the Trust ceases to continue after the reorganization or transfer of assets, and (B) the transaction results in the

Unitholders becoming securityholders in the other investment fund, unless the independent review committee has approved such action according to applicable Canadian law, the action complies with applicable Canadian securities legislation and written notice of such action will be sent to Unitholders at least 60 days before the effective date of such action; or

      (j) the Trust undertakes a reorganization with, or acquires assets from, another investment fund, if (A) the Trust continues after the reorganization or acquisition of assets, (B) the transaction results in the securityholders of the other investment fund becoming Unitholders in the Trust, and (C) the transaction would be a material change to the Trust.

      The consent of the Trustee is required for any amendment to the Declaration of Trust if the amendment restricts any protection provided to the Trustee or impacts the responsibilities of the Trustee under Declaration of Trust.

      The auditors of the Trust may not be changed by the Manager unless the IRC has approved the change of auditors in accordance with applicable Canadian securities legislation, and written notice has been sent to Unitholders and the Trustee no later than 60 days before the effective date of the change of auditors.

      Amendment Without Notice or Approval

      Notwithstanding the foregoing, the Declaration of Trust may be amended by the Manager without the approval of or notice to Unitholders for the following purposes:

      (a) to remove any conflicts or other inconsistencies which may exist between any terms of the Declaration of Trust and any provisions of any Applicable Laws or requirements of any governmental authority or stock exchange affecting the Trust;

      (b) to make any change or correction in the Declaration of Trust which is of a typographical nature or is required to cure or correct any ambiguity or defective or inconsistent provision, clerical omission, mistake or manifest error contained therein;

      (c) to bring the Declaration of Trust into conformity with Applicable Laws, rules and policies of securities regulatory authorities, stock exchanges on which the Units are listed or with current practice within the securities or investment funds industry;

      (d) to maintain, or permit the Manager to take such steps as may be desirable or necessary to maintain the status of the Trust as a "mutual fund trust" for the purposes of the Tax Act or to respond to amendments to the Tax Act or to the interpretation or administration thereof; or

      (e) to provide added protection to Unitholders.

      Unitholder Liability

      The Declaration of Trust provides that, subject to Applicable Law, no Unitholder will be held to have any personal liability as a Unitholder and that there will be no resort to the Unitholder's private property for satisfaction of any obligation or claim arising out of or in connection with any contract or obligation of any of the Trust, the Manager or the Trustee or any obligation that a Unitholder would otherwise have to indemnify the Trustee for any personal liability incurred by the Trustee as such, but rather, only the Trust's assets are intended to be liable and subject to levy or execution for such satisfaction. If the Trust acquires any investments subject to existing contractual obligations, the Manager will use its commercially reasonable efforts to have any obligations modified so as to achieve disavowal of contractual liability.

      Unitholder Reporting

      The Manager will forward to Unitholders a copy of the audited annual financial statements of the Trust as well as unaudited interim financial statements of the Trust, which will be reviewed by the Trust's Auditors, as required by Applicable Law.

STANDARD OF CARE AND INDEMNIFICATION OF THE TRUSTEE

   Pursuant to the Declaration of Trust, the Trustee is required to exercise the powers and discharge the duties of its office honestly and in good faith in the best interest of the Trust and in connection therewith exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

      The Trustee, its affiliates or any director, officer, employee or agent of the Trustee may rely and act upon any statement, report or opinion prepared by or any advice received from the Trust's Auditors, solicitors or other professional advisors of the Trust and will not be responsible nor held liable for any loss or damage resulting from so relying or acting if the advice was within the area of professional competence of the person from whom it was received, provided the Trustee acted in good faith in accordance with its standard of care in relying thereon and the professional advisor was aware that the Trustee was receiving the advice in its capacity as trustee of the Trust.

      In addition, the Trustee will in no way be responsible for, nor incur any liability based on, the action or failure to act or for acting pursuant to or in reliance on instructions of a duly authorized representative of the Portfolio Advisor, any custodian or sub-custodian of the assets of the Trust, the Trust's Valuation Agent or the Trust's registrar and Transfer Agent if the Trustee acted in accordance with its standard of care described above regarding the same.

      The Trustee, its affiliates or any director, officer, employee or agent of the Trustee shall not be liable to the Trust or any Unitholder for any loss or damage relating to any matter regarding the Trust, including any loss or diminution in the value of the net assets of the Trust or to any particular asset of the Trust, except to the extent that the Trustee does not meet its standard of care described above. In no event will the Trustee be liable for indirect, consequential or special damages including, but not limited to, loss of reputation, good will or business.

      The Trustee, its affiliates or any director, officer, employee or agent of the Trustee shall not be responsible or liable to the Trust, the Manager or any Unitholder for any claims, losses or damages whatsoever resulting from any event beyond the reasonable control of the Trustee or its agents, including but not limited to nationalization, strikes, expropriation, devaluation, seizure, or similar action by any governmental authority, de facto or de jure; or enactment, promulgation, imposition or enforcement by any such governmental authority of currency restrictions, exchange controls, levies or other charges affecting the Trust's property; or the breakdown, failure or malfunction of any utilities or telecommunications systems; or any order or regulation of any banking or securities industry including changes in market rules and market conditions affecting the execution or settlement of transactions; or acts of war, terrorism, insurrection or revolution; or acts of God; or any similar or third party event. These provisions survive the termination of the Declaration of Trust.

      Except to the extent that any such claim has been caused by the negligence, willful misconduct, willful neglect, default, bad faith or dishonesty on the part of the Trustee, its affiliates or any director, officer, employee or agent of the Trustee or the failure of the Trustee to meet its standard of care set forth above, or a Trustee Indemnified Party (as defined below) has failed to fulfill its obligations in accordance with Applicable Laws or the provisions of the Declaration of Trust or any other agreement pursuant to which such person provided services to the Trust or the Manager in respect of the Trust, subject to Applicable Laws, the Trustee, its affiliates, and agents and each of their respective directors, officers and employees (collectively, the "Trustee Indemnified Parties") will at all times be indemnified and held harmless by the Trust from and against:

      (a) all claims whatsoever (including costs, losses, damages, penalties, actions, suits, judgments, charges and expenses, including legal fees actually and reasonable incurred by them in connection therewith) brought, commenced or prosecuted against any of them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Trustee's duties, and

      (b) all other liabilities, costs, charges, losses, damages, penalties, charges and expenses which any of them sustains or incurs in or about or in relation to the affairs of the Trust.

      The commencement of formal legal proceedings will not be a precondition for indemnification under the Declaration of Trust.

      The Trust will not insure its assets and the Trustee shall not be not obligated to carry adequate insurance to cover against claims.

      Any termination of the Declaration of Trust or the Trustee shall not affect any obligation of the Trust arising prior to such termination in favor of the Trustee, its affiliates, or any officer, employee or agent of the Trustee, including without limitation the obligation to indemnify by reason of any matter which has arisen or circumstances which have occurred prior to such termination.

      The Trustee shall have no duties, responsibility or liability in connection with or for the acts or omissions of a prior trustee or their agents, if any, relating to the Trust.


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

RESIGNATION OR REMOVAL OF THE TRUSTEE AND SUCCESSOR TRUSTEES

      The Trustee or any successor trustee may resign as Trustee of the Trust by giving notice to the Unitholders not less than ninety (90) days prior to the date when such resignation takes effect. Such resignation will take effect on the date specified in such notice unless at or prior to such date a successor trustee is appointed by the Trustee in which case such resignation will take effect immediately upon the appointment of such successor trustee.

      In the event that the Trustee resigns or is removed or becomes incapable of acting or if for any cause a vacancy occurs in the office of the Trustee, a successor trustee will forthwith be appointed by the Trustee to fill such vacancy. A successor trustee shall be at all times a resident of Canada for purposes of the Tax Act. Following such appointment of a successor trustee, the Trustee will execute and deliver such documents as may be reasonably required for the conveyance of any Trust assets held in the Trustee's name to the successor trustee, and will account to the successor trustee for all of the Trust assets which the Trustee retains as trustee and will thereupon be discharged as trustee.

      In the event that the Trustee fails to appoint a successor to the Trustee prior to the effective date of the resignation or removal of the Trustee, the Trust will be terminated and dissolved upon the effective date of the resignation or removal of the Trustee and, after providing for liabilities of the Trust, the Trust's asset will be distributed to the Unitholders on a pro rata basis. The Trustee will continue to act as trustee of the Trust until such Trust assets have been so distributed. Fees and expenses of the Trustee will be a charge, to the extent permitted by Applicable Law, on the assets of the Trust to secure payment thereof.

                         COMPUTATION OF NET ASSET VALUE

COMPUTATION OF NAV

      The Trustee shall or shall cause the Valuation Agent of the Trust to calculate the value of the net assets of the Trust. In determining the value of the net assets of the Trust, the Valuation Agent or Trustee, as applicable, may consult with the Trustee, the Portfolio Advisor, GBI, the Valuation Agent, the Trust Custodian, the Gold Custodians and the Auditors.

      Pursuant to the Declaration of Trust, the value of the net assets of the Trust will be determined for the purposes of subscriptions and redemptions as of 4:00 p.m., Toronto Time, on each business day in U.S. dollars. The value of the net assets of the Trust determined on the last day of each year that is also a valuation date of the Trust will include all income, expenses of the Trust or any other items to be accrued to December 31 of such year and since the last calculation of the NAV, for the purpose of the distribution of net income and net taxable capital gains of the Trust to Unitholders.

      The value of the net assets of the Trust as of 4:00 p.m., Toronto Time, on each business day will be the amount obtained by deducting from the aggregate fair market value of the assets of the Trust as of such time an amount equal to the fair value of the liabilities of the Trust (excluding all liabilities represented by outstanding Units) as of such time.

      The NAV at any time shall be the quotient obtained by dividing the value of the net assets of the Trust at such time by the total number of Units then outstanding and adjusting the number to the nearest one hundredth of a cent. For the purpose of this calculation:

      (a) Units subscribed for shall be deemed to be outstanding as of the business day after the day upon which payment in full for such Units shall have actually been received by the Manager; and

      (b) Units which the Trust is required to redeem shall be deemed to be outstanding at 4:00 p.m., Toronto Time, on the valuation date as of which net asset value is to be determined for the purpose of the redemption, and thereafter the Units shall be deemed to be no longer outstanding and the redemption price shall, until paid, be deemed to be a liability of the Trust.

      The NAV will be determined in accordance with the following:

      (a) The assets of the Trust will be deemed to include the following property:

            (i) all physical gold bullion owned by or contracted for the Trust;

            (ii) all cash on hand or on deposit, including any interest accrued thereon adjusted for accruals deriving from trades executed but not yet settled;

            (iii) all bills, notes and accounts receivable;

            (iv) all interest accrued on any interest-bearing securities owned by the Trust other than interest, the payment of which is in default;

            (v) prepaid expenses; and

            (vi) all interests in corporations, companies, funds or other entities, as may be held by the Trust from time to time.

      (b) The market value of the assets of the Trust will be determined as follows:

            (i) the value of physical gold bullion will be its market value based on the price of the Kilogram Bar form held by the Trust that is provided by a widely recognized pricing service as directed by the Manager and, if such service is not available, such physical gold bullion will be valued at a price provided by another pricing service as determined by the Manager, in consultation with the Valuation Agent;

            (ii) the value of any cash on hand or on deposit, bills, demand notes, accounts receivable, prepaid expenses, and interest accrued and not yet received, will be deemed to be the full amount thereof unless the Manager determines that any such deposit, bill, demand note, account receivable, prepaid expense or interest is not worth the full amount thereof, in which event the value thereof will be deemed to be such value as the Manager determines to be the fair value thereof;

            (iii) short-term investments including notes and money market instruments will be valued at cost plus accrued interest;

            (iv) the value of any security or other property for which no price quotations are available or, in the opinion of the Manager (which may delegate such responsibility to the Valuation Agent under the valuation services agreement), to which the above valuation principles cannot or should not be applied, will be the fair value thereof determined from time to time in such manner as the Manager (or the Valuation Agent, as the case may be) will from time to time provide; and

            (v) the value of all assets and liabilities of the Trust valued in terms of a currency other than the currency used to calculate the NAV of the Trust will be converted to the currency used to calculate the NAV of the Trust by applying the rate of exchange obtained from the best available sources to the Valuation Agent as agreed upon by the Manager including, but not limited to, the Trustee or any of its affiliates.

      (c) The liabilities of the Trust will be calculated on a fair value basis and will be deemed to include the following:

            (i) all bills, notes and accounts payable;

            (ii) all fees (including management fees) and administrative and operating expenses payable and/or accrued by the Trust;

            (iii) all contractual obligations for the payment of money or property, including distributions of net income and net realized capital gains of the Trust, if any, declared, accrued or credited to the Unitholders but not yet paid on the day before the valuation date as of which the value of the net assets of the Trust is being determined;

            (iv) all allowances authorized or approved by the Manager or the Trustee for taxes or contingencies; and

            (v) all other liabilities of the Trust of whatsoever kind and nature, except liabilities represented by outstanding Units.

      (d) For the purposes of determining the market value of any security or property pursuant to paragraph (b) above to which, in the opinion of the Trust's Valuation Agent in consultation with the Manager, the above valuation principles cannot be applied (because no price or yield equivalent quotations are available as provided above, or the current pricing option is not appropriate, or for any other reason), will be the fair value as determined in such manner by the Trust's Valuation Agent in consultation with the Manager and generally adopted by the marketplace from time to time. For greater certainty, fair valuing an investment comprising the property of the Trust may be appropriate if: (i) market quotations do not accurately reflect the fair value of an investment;

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

(ii) an investment's value has been materially affected by events occurring after the close of the exchange or market on which the investment is principally traded; (iii) a trading halt closes an exchange or market early; or (iv) other events result in an exchange or market delaying its normal close.

      (e) For the purposes of determining the value of physical gold bullion, the Manager and the Valuation Agent will rely solely on pricing provided to the Manager by the Gold Advisor from third parties. The Manager or the Trust's Valuation Agent will not be required to make any investigation or inquiry as to the accuracy or validity of such prices.

      (f) Portfolio transactions (investment purchases and sales) will be reflected in the first computation of the value of the net assets of the Trust made after the date on which the transaction becomes binding.

      (g) The value of the net assets of the Trust and the NAV determined by the Manager (or, if so delegated, the Trust's Valuation Agent) in accordance with the provisions of the Declaration of Trust will be conclusive and binding on all Unitholders.

      (h) The Manager and the Portfolio Manager may determine such other rules regarding the calculation of the value of the net assets of the Trust and the NAV which they deem necessary from time to time, which rules may deviate from IFRS.

SUSPENSION OF CALCULATION OF NAV

      During any period in which the right of Unitholders to request a redemption of their Units for physical gold bullion and/or cash is suspended, the Manager, on behalf of the Trust, will direct the Trust's Valuation Agent to suspend the calculation of the value of the net assets of the Trust and the NAV. During any such period of suspension, the Trust will not issue or redeem any Units. As noted in "Redemption of Units-- Suspension of Redemptions," in the event of any such suspension or termination thereof, the Manager will issue a press release announcing the suspension or the termination of such suspension, as the case may be.

REPORTING OF NET ASSET VALUE

      The value of the net assets of the Trust and the NAV will be updated on a daily basis or as determined by the Manager in accordance with the Declaration of Trust and will be made available as soon as practicable at no cost on the Trust's website [(WWW.FTPORTFOLIOS.COM)] or by calling the Manager at _____ or toll free at ______ (9:00 a.m. to 5:00 p.m., Eastern time). Information contained in, or connected to, the Manager's website is not incorporated into, and does not form part of, this prospectus.

THE VALUATION SERVICES AGREEMENT

      CIBC Mellon Trust Company will be appointed as Valuation Agent of the Trust pursuant to a valuation services agreement between the Trust and RBC Investor Services Trust as Valuation Agent. The Valuation Agent will be responsible for providing valuation services to the Trust and will calculate the value of the net assets of the Trust and NAV pursuant to the terms of the valuation services agreement. See "Computation of Net Asset Value."

      In carrying out its duties as Valuation Agent, the Valuation Agent is required to exercise the powers and discharge the duties of its office honestly and in good faith and, in connection therewith, will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

      Except to the extent any liability arises directly out of the negligence, willful misconduct or lack of good faith of the Valuation Agent, the Valuation Agent will not be liable for any act or omission in the course of, or connected with, rendering the services under the valuation services agreement or for loss to, or diminution of, the Trust's property. In no event will the Valuation Agent be liable for any consequential or special damages including, but not limited to, loss of reputation, goodwill or business. Subject to Applicable Law, the Manager will indemnify and hold harmless the Valuation Agent, its affiliates and agents, and their respective directors, officers, and employees from and against all taxes, duties, charges, costs, expenses, damages, claims, actions, demands and any other liability whatsoever to which any such persons or entities may become subject, including legal fees, judgments and amounts paid in settlement in respect of anything done or omitted to be done in connection with the valuation services provided under the valuation services agreement, except to the extent incurred as a result of the negligence, willful misconduct or lack of good faith of the indemnified party. Notwithstanding the foregoing, the liability of the Valuation Agent under the valuation services agreement will in no event exceed the aggregate amount of fees received by the Valuation Agent from the Manager with respect to the services provided during the immediately preceding [[ ] MONTHS].

      The valuation services agreement provides that it may be terminated by either party without penalty at any time by providing to the other party 60 days' prior written notice of such termination unless the parties mutually agree in writing to a different period. Either party may terminate the valuation services agreement immediately upon notice in the event that either party is declared bankrupt or will be insolvent, the assets or the business of either party become liable to seizure or confiscation by a public or governmental authority, or the Manager's power and authority to act on behalf of, or to represent, the Trust has been revoked, terminated or is otherwise no longer in full force and effect.

      The Valuation Agent will receive fees for the valuation services provided to the Trust.

IMPACT OF TRUST EXPENSES ON NET ASSET VALUE

      The following table illustrates the impact of expected fees and expenses of the Trust on the Trust's assets for a 12-month period. It assumes that the only sales of physical gold bullion will be those needed to pay the Trust's expected expenses, including to replenish the cash reserve the Trust maintains; it does not show the impact of any extraordinary expenses the Trust may incur. Any such extraordinary expenses, if and when incurred, would increase the Trust's expenses and the amount of physical gold bullion that would need to be sold to cover the Trust's expenses. Such sales of physical gold bullion would decrease the amount of physical gold bullion represented by each Unit. The table shows the amount by which the price of a Kilogram Bar would need to increase to keep the Net Asset Value at the same level after taking into account the Trust's expected expenses. For purposes of this illustration, we have assumed the following as of the beginning of the 12-month period: price per ounce of gold of $[___________], respectively; NAV of the Trust, $[________], comprised of $[________] in [________] ounces of physical gold, $[________] in cash; total number of units outstanding, [ ] million; and NAV, $[ ]. One-time expenses associated with the initial offering of the Units, which are expected to be approximately $[ ] million, or $[ ] per Unit (representing [ ]% per Unit), assuming [ ] Units are sold in the offering at the price of $[ ] per Unit; and management fees, $[________].

Net Asset Value at beginning of 12-month period..................... $[________]
NAV at beginning of 12-month period................................. $[________]
Management fee...................................................... $[________]
[Manager Set-up Fee]................................................ $[________]
Total fees and expenses............................................. $[________]
Net Asset Value at end of period, after expenses, without increase in price of gold ................................................ $[________]
NAV at end of period, after expenses, without increase in price of gold ......................................................... $[________]
Percentage by which price of gold would need to increase over
   12-month period for NAV at end of 12-month period to be equal to NAV at beginning of 12-month period...........................  [_______]%


                            TERMINATION OF THE TRUST

      The Trust will be terminated and dissolved in the event any of the following occurs:

      (a) there are no outstanding Units;

      (b) the Trustee resigns or is removed and no successor trustee is appointed and approved by the Unitholders, if required;

      (c) the Trustee has been declared bankrupt or insolvent or has entered into a liquidation or winding-up, whether compulsory or voluntary (and not merely voluntary liquidation for the purposes of amalgamation or reconstruction);

      (d) the Trustee makes a general assignment for the benefit of its creditors or otherwise acknowledges its insolvency; or

      (e) the assets of the Trustee have become subject to seizure or confiscation by any public or governmental authority.

      In addition, the Trustee may, in its discretion, terminate the Trust, without Unitholder approval, if, in the opinion of the Trustee, the value of net assets of the Trust have been reduced such that it is no longer economically feasible to continue the Trust and/or it would be in the best interests of the Unitholders to terminate the Trust, by giving each holder of Units at the time at least ninety (90) days notice.

      In the event of the winding-up of the Trust, the rights of Unitholders to require redemption of any or all of their Units will be suspended, and the Manager or, in the event of (c), (d) or (e) above, such other person appointed by the Trustee, the Unitholders of the Trust or a court of competent jurisdiction, as the case may be, will make appropriate arrangements for converting the investments of the Trust into cash and the Trustee will proceed to wind-up the affairs of the Trust in such manner as seems to it to be appropriate. The assets of the Trust remaining after paying or providing for all obligations and liabilities of the Trust will be distributed among the Unitholders registered as of the close of business on the date on which the Trust is terminated in accordance with the Declaration of Trust. Distributions of net income and net taxable capital gains will, to the extent not inconsistent with the orderly realization of the assets of the Trust, continue to be made in accordance with the Declaration of Trust until the Trust has been wound up.

      Notwithstanding the foregoing, if a notice of termination has been given by the Manager, the assets of the Trust may be, in the event of the winding-up of the Trust, distributed to the Unitholders on the termination of the Trust in specie in whole or in part, and the Trustee will have complete discretion to determine the assets to be distributed to any Unitholder and their values for distribution purposes.

      If, after a period of six (6) months from the effective date on which the Trust was terminated, the Trust's registrar or Transfer Agent is unable to locate the owner of any Units as shown on the Trust's register, such amount as would be distributed to such Unitholder will be deposited by the Transfer Agent in an account in a chartered bank or trust company (including the Trustee) in the name and to the order of such Unitholder upon presentation by such Unitholder of sufficient information determined by the chartered bank or trust company to be appropriate to verify such Unitholder's entitlement to such amount. Upon such deposit being made, the Units represented thereby will be cancelled and the Trust's registrar, Transfer Agent, the Manager, and the Trustee will be released from any and all further liability with respect to such moneys. Thereafter, the Unitholder will have no rights against the Trust's registrar and Transfer Agent, the Trustee or the Manager to such moneys or an accounting therefor.

                       PRINCIPAL UNITHOLDERS OF THE TRUST

      Prior to the offering, the Trust has issued on [___________] one Unit, in exchange for the purchase price of $[15], in connection with the formation of the Trust. This Unit is owned by and registered in the name of the settlor of the Trust, [___________], and will be presented for cancellation upon the completion of the offering. No other Units have been issued by the Trust.

                            THE ADVISORY AGREEMENTS

THE PORTFOLIO ADVISORY AGREEMENT

      Pursuant to a portfolio advisory agreement between the Trust, Manager and the Portfolio Advisor dated as of [___________], 2013 (the "Portfolio Advisory Agreement"), the Portfolio Advisor is appointed to provide or engage others to provide all necessary or advisable investment management and administrative services and facilities for the Trust. The Portfolio Advisor will manage the Trust's property, including the physical gold bullion owned by the Trust, and will have full discretionary power to act on behalf of the Trust without consulting the Trustee. The Portfolio Advisor will follow the objectives, strategies and investment and operating restrictions described in this prospectus.

      Under the Portfolio Advisory Agreement, the Portfolio Advisor will manage the Trust's property by taking such action from time to time as the Portfolio Advisor, in its sole discretion, deems necessary or desirable for the proper investment management of the Trust's property at all times in compliance with

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

the Trust's investment and operating restrictions, and the Portfolio Advisor's investment discretion will, subject to the Trust's investment objective, strategies, and investment and operating restrictions, be absolute. The Portfolio Advisory Agreement grants to the Portfolio Advisor all power and authority necessary to give effect to the foregoing, including, without limitation, the power to:

      (a) provide or arrange to be provided research, information, data, advice, opportunities and recommendations with respect to the making, acquiring (by purchase, investment, re-investment, exchange or otherwise), holding and disposing (through sale, exchange or otherwise) of Trust's property in the name of, on behalf of, and at the risk of, the Trust;

      (b) obtain for the Trust such services as may be required in acquiring, disposing of and owning Trust property including, but not limited to, the placing of orders with brokers and investment dealers to purchase, sell and otherwise trade in or deal with any Trust property in the name of, on behalf of, and at the risk of, the Trust;

      (c) direct the delivery of the Trust property sold, exchanged or otherwise disposed of from the Trust's account and to direct the payment for Trust property acquired for the Trust's account upon delivery to the Custodian or any other custodians of the Trust's assets other than physical gold bullion, as the case may be;

      (d) direct the holding of all or any part of the Trust Property in cash and cash equivalents from time to time available for investment in physical gold bullion, securities and other assets, which cash and cash equivalents is to be invested or held on deposit with a [CANADIAN] chartered bank, trust company, custodian or prime broker appointed by the Trust from time to time, and investing all or any part of said cash and cash Equivalents from time to time available for investment in short-term debt obligations of or guaranteed by the Government of Canada or a province thereof, or the Government of the United States or a state thereof, or such other short-term investment grade debt obligations as the Portfolio Advisor, in its discretion, deems advisable;

      (e) arrange for, and complete, or cause to be arranged for and completed, for and on behalf of the Trust, the purchase, sale, delivery, storage and redemption of physical gold bullion, at the best available prices available over a prudent period of time, and to monitor or cause to be monitored relating with gold bullion dealers refiners and Gold Custodians;

      (f) exercise, or direct the exercise of, any and all rights, powers and discretion in connection with the Trust property, including the power to vote the securities at meetings of security-holders or executing proxies or other instruments on behalf of the Trust for that purpose, and to consent to any reorganization or similar transaction;

      (g) make any election to be made in connection with any mergers, acquisitions, tender offers, take-over bids, arrangements, bankruptcy proceedings or other similar occurrences which may affect the Trust property; and

      (h) generally perform any other act necessary to enable it to carry out its obligations under the Portfolio Advisory Agreement and the Declaration of Trust.

      The Portfolio Advisor may provide investment management and other services to other persons and entities provided that the Portfolio Advisor will act in good faith and follow a policy of allocating investment opportunities to the Trust on a basis that is, in the Portfolio Advisor's reasonable opinion, fair and equitable to the Trust relative to investment opportunities allocated to other persons or entities for which the Portfolio Advisor is responsible, and of which the Portfolio Advisor has knowledge.

      Under the Portfolio Advisor Agreement, the Portfolio Advisor is required to act at all times on a basis which is fair and reasonable to the Trust, to act honestly and in good faith with a view to the best interests of the Unitholders and, in connection therewith, to exercise the degree of care, diligence and skill that a reasonably prudent portfolio advisor would exercise in comparable circumstances. The Portfolio Advisor Agreement provide that the Portfolio Advisor shall not be liable to the Manager, the Trust, a Unitholder thereof or any other person for any loss in respect of an investment decision if such decision shall have been made with due care and in good faith, provided the Portfolio Advisor has satisfied the duties and standard of care, diligence and skill set forth above and further provided the Portfolio Advisor has not acted with willful misconduct, bad faith, reckless disregard or negligence in the performance of its obligations and duties under the Portfolio Advisor Agreement, or materially breached the terms of such agreement. The Trust shall indemnify the Portfolio Advisor and its directors, officers, employees and agents and save them harmless in respect of all losses, liabilities, damages, expenses and costs incurred in connection with any action, suit or proceeding or other claim that is made against the Portfolio Advisor or any of its directors, officers, employees or agents in the exercise of their duties under the Portfolio Advisor Agreement, except those resulting from the Portfolio Advisor's willful misconduct, bad faith, reckless disregard, negligence or material breach of its obligations and duties under such agreement.

      For its services under the Portfolio Advisory Agreement, the Portfolio Advisor will receive a fee equal to the annual rate of 0.__% of the NAV (determined in accordance with terms of the Portfolio Advisor Agreement). The fee will be calculated and accrued daily and payable monthly in arrears on the last day of each month.

      If and to the extent the Portfolio Advisor renders services to the Trust other than those required to be rendered pursuant to the Portfolio Advisory Agreement, such additional services and activities will be compensated separately and will be on such terms that are generally no less favorable to the Trust than those available from arm's length parties for comparable services.

      The Portfolio Advisor Agreement, unless terminated in accordance with its terms, will continue in effect until the termination of the Manager as manager of the Trust. The Manager can terminate the Portfolio Advisor Agreement at any time on 30 days' notice for breach thereof by the Portfolio Advisor. The Portfolio Advisor's appointment under the Portfolio Advisor Agreement may be immediately terminated by the Manager if (i) the Portfolio Advisor shall cease to carry on business, become bankrupt or insolvent, resolve to wind up, dissolve or liquidate, if a receiver of any of the assets of the Portfolio Advisor is appointed or if the Portfolio Advisor makes a general assignment for the benefit of its creditors, (ii) the Manager establishes that the Portfolio Advisor has committed any fraud or material wrongdoing in conducting its business, generally or under the Portfolio Advisor Agreement, or (iii) the Portfolio Advisor has lost any registration, license or other authorization required of it to perform its services under the Portfolio Advisor Agreement or is not otherwise in compliance with any other law or regulation applicable to it. The Portfolio Advisor Agreement may be terminated by either party on 60 days' notice to the other party. The Portfolio Advisor Agreement may be assigned by the Portfolio Advisor to an affiliate thereof. In addition, pursuant to the terms of the Portfolio Advisor Agreement, the Portfolio Advisor may retain a sub-advisor to provide investment advisory and portfolio management services.

THE GOLD ADVISORY AGREEMENT

      The Gold Advisor will be primarily responsible for providing advice to the Portfolio Advisor with respect to the investment of the Kilgram Bars on behalf of the Trust. Specifically, pursuant to a gold advisory agreement among the Manager, the Portfolio Advisor and the Gold Advisor, (the "Gold Advisory Agreement"), the Portfolio Advisor has appointed and authorized the Gold Advisor to perform certain services on behalf of the Portfolio Advisor; including but not limited to, services to:

      (a) arrange for, and complete, for and on behalf of the Trust, the purchase and sale of Kilogram Bars, at the best available prices available over a prudent period of time;

      (b) provide to the Trust, the Custodian or any Gold Custodian delivery and payment particulars in respect of each purchase and sale of physical gold bullion;

      (c) arrange or cause to be arranged with the Custodian, or any Gold-Custodian for the storage of physical gold bullion which is owned by the Trust, including arrangements regarding indemnities or insurance in favor of the Trust for the loss of such physical gold bullion in accordance with industry practices;

      (d) monitor relationships with gold bullion dealers or refiners;

      (e) assist the Manager in coordinating the Trust's vaulting partners and locations; and

      (f) coordinate the monthly physical gold bullion redemption process

      Under the Gold Advisor Agreement, the Gold Advisor is required to act at all times on a basis which is fair and reasonable to the Trust, to act honestly and in good faith with a view to the best interests of the Unitholders, and, in connection therewith, to exercise the degree of care, diligence and skill that a reasonably prudent portfolio advisor would exercise in comparable circumstances. The Gold Advisor Agreement provides that the Gold Advisor shall not be liable to the Manager, the Portfolio Advisor, the Trust, a Unitholder thereof or any other person for any loss in respect of an investment decision if such decision shall have been made with due care and in good faith, provided the Gold Advisor has satisfied the duties and standard of care, diligence and skill set forth above

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

and further provided the Gold Advisor has not acted with willful misconduct, bad faith, reckless disregard or negligence in the performance of its obligations and duties under the Gold Adivsor Agreement or materially breached the terms of the Gold Advisor Agreement. The Trust shall indemnify the Gold Advisor and its directors, officers, employees and agents and save them harmless in respect of all losses, liabilities, damages, expenses and costs incurred in connection with any action, suit or proceeding or other claim that is made against such Gold Advisor or any of its directors, officers, employees or agents in the exercise of their duties under the Gold Advisor Agreement, except those resulting from the Gold Advisor's wilful misconduct, bad faith, reckless disregard, negligence or material breach of its obligations and duties under such agreement.

      The Gold Advisor Agreement, unless terminated in accordance with its terms, will continue in effect until the termination of the Portfolio Advisor. The Portfolio Advisor can terminate the Gold Advisor Agreement at any time on 30 days' notice for breach thereof by the Gold Advisor. The Gold Advisor's appointment under the Gold Advisor Agreement may be immediately terminated by the Portfolio Advisor if (i) the Gold Advisor shall cease to carry on business, become bankrupt or insolvent, resolve to wind up, dissolve or liquidate, if a receiver of any of the assets of the Gold Advisor is appointed or if the Gold Advisor makes a general assignment for the benefit of its creditors, (ii) the Manager establishes that the Gold Advisor has committed any fraud or material wrongdoing in conducting its business, generally or under the Gold Advisor Agreement, or (iii) the Gold Advisor has lost any registration, license or other authorization required of it to perform its services under the Gold Advisor Agreement or is not otherwise in compliance with any other law or regulation applicable to it. The Gold Advisor Agreement may be terminated by either party on 60 days' notice to the other party. The Gold Advisor Agreement may be assigned by the Portfolio Advisor to an affiliate thereof.

      Pursuant to the Gold Advisory Agreement, the Gold Advisor receives a sub-advisory fee equal to 50% of the advisory fee paid to the Portfolio Advisor pursuant to the Portfolio Advisory Agreement.

                                  TAX MATTERS

U.S. FEDERAL INCOME TAX CONSIDERATIONS

      This section describes the material U.S. federal income tax consequences of owning the Units. It applies to a holder of Units only if such holder acquired the Units in this offering and the holder holds the Units as capital assets for tax purposes. This discussion does not address every aspect of the U.S. federal income tax laws that may be relevant to holders of the Units. This section does not apply to a holder that is a member of a class of holders subject to special rules, such as:

      o  a dealer in securities, commodities or currencies,

      o a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings,

      o  a bank,

      o  a life insurance company,

      o  a tax-exempt organization,

      o a person that owns the Units as a hedge or that are hedged against commodity price risks,

      o a person that owns the Units as part of a straddle or conversion transaction for tax purposes, or

      o a U.S. holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

      The Trust will be provided with an opinion of U.S. federal tax counsel to the Trust ("U.S. Federal Tax Counsel") regarding certain U.S. federal income tax matters discussed below. An opinion of U.S. Federal Tax Counsel, however, is not binding on the IRS or the courts. As a result, the IRS may disagree with all or a part of the discussion below. No ruling on any of the issues discussed below

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

will be sought from the IRS. This section is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

      As used in this section, a Unit holder means a beneficial owner of a Unit. The term "U.S. Holder" means a Unit holder that is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) in general, a trust subject to the primary supervision of a court within the United States and the control of one or more United States persons over all substantial decisions or (iv) an estate the income of which is subject to U.S. federal income tax regardless of its source. If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds the Units, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. However, a U.S. person that is an individual, trust or estate and that owns Units through a partnership generally will be eligible for the reduced rates of taxation described below that are applicable to U.S. Individual Holders (as defined below).

      All investors are encouraged to consult their own U.S. tax advisors as to their consequences from investing in the Trust.

      U.S. Federal Income Tax Classification of the Trust

      The Trust intends to treat itself as a non-U.S. business entity. The rest of this section assumes that such treatment will apply to the Trust. By purchasing a Unit you have agreed to treat the Trust as a non-U.S. business entity. However, there are not U.S. Treasury Regulations, rulings or other authorities that address the characterization of a trust similar to the Trust, and, therefore, the U.S. federal income tax treatment of the Trust is unclear. U.S. Federal Tax Counsel has issued an opinion that the Trust should be treated as a non-U.S. business entity.

      An investment trust is generally treated as a business entity for U.S. tax purposes if there is a power to vary the investment of the owners in the trust, including a power to invest and reinvest the proceeds from the sale of the assets of the trust. It is intended that the Trust will have a power to vary the investment of the owners of the Trust including a power to invest and reinvest the proceeds from the sale of the assets of the trust. Thus, the Trust will be treated as a business entity for U.S. tax purposes. Because the Trust is not a U.S. entity, it will constitute a non-U.S. business entity for U.S. tax purposes.

      A non-U.S. business entity has a default classification as an association taxable as a corporation for U.S. tax purposes, unless the liability of at least one owner of the entity is not limited. It is not intended that any owner of the Trust will have unlimited liability, and so the Trust will have a default classification of being taxable as a corporation for U.S. tax purposes.

     Possible Alternative Characterizations and Treatments

      The Trust intends to be treated as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes. In order to be a PFIC, the Trust must first be classified as a business entity treated as an association taxable as a corporation for U.S. federal income tax purposes. The primary investment objective of the Trust is to buy and hold gold bullion. The activity of buying and holding gold bullion would not in and of itself cause the Trust to be a business entity. The Trustee has the power to vary the investment of the Unit holders, but this power is limited to 10 percent of the NAV of the Trust. There is a risk that the IRS would treat the limited power to vary as not significant or bifurcate the Trust into one trust treated as a grantor trust and one trust treated as a PFIC. If all or any part of the Trust is treated as a grantor trust, the QEF election would not be available as to that portion, and the disposition of interests in the Trust would generally result in gains being taxed at a 28% rate if the gold has been held by the Trust for over one year. Such gain may also be subject to a 3.8% Medicare tax.

      Even if the Trust is a business entity for U.S. federal income tax purposes, it is possible that the Trust could be classified as a controlled foreign corporation (a "CFC") in addition to being a PFIC. Under the CFC rules, any U.S. shareholder would be required to take into income currently certain types of passive income, including income from commodities. However, the character of such income is not retained, so U.S. shareholders may be taxed at rates currently up to 39.6%. In addition, any portion of the gain on the sale of the stock attributable to accumulated earnings and profits of the CFC that has not previously been subject to U.S. tax will be treated as a dividend and subject tax at rates up to 39.6%. Such income may also be subject to a 3.8% Medicare tax.

      A "U.S. shareholder" for these purposes is a shareholder that owns or is considered as owning 10 percent or more of the total combined voting power of all classes of stock of the relevant foreign corporation. All Units have equal

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rights and privileges with respect to all matters, including voting, in respect of the Trust. Thus, Unit holders that are U.S. persons and hold 10 percent or more of the outstanding Units (after the application of certain attribution rules) may be U.S. shareholders for the purposes of the CFC rules. Such shareholders would not benefit or have a significantly reduced benefit from any applicable capital gains rate at the time of the sale of the Units.

U.S. FEDERAL INCOME TAXATION OF U.S. HOLDERS

      Passive Foreign Investment Company Status and Significant Tax Consequences

      Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, the Trust will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held the Units, either:

      o at least 75% of the Trust's gross income for such taxable year consists of passive income; or

      o at least 50% of the average value of the assets held by the Trust during such taxable year produce, or are held for the production of, passive income.

      For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property (including commodities). The income that the Trust derives from its sales of physical gold bullion is expected to be treated as passive income for this purpose. Since substantially all of the Trust's assets will consist of physical gold bullion and the Trust expects to derive substantially all of its income from the sales of physical gold bullion, it is expected the Trust will be treated as a PFIC for each of its taxable years.

      Assuming the Trust is a PFIC, a U.S. Holder will be subject to different taxation rules depending on whether the U.S. Holder (1) makes an election to treat the Trust as a QEF, which is referred to as a QEF election, (2) makes a mark-to-market election with respect to the Units, or (3) makes no election and therefore is subject to the Default PFIC Regime (as defined below). As discussed in detail below, making a QEF election or a mark-to-market election generally will mitigate the otherwise adverse U.S. federal income tax consequences under the Default PFIC Regime. However, the mark-to-market election may not be as favorable as the QEF election because a U.S. Holder generally will recognize income each year attributable to any appreciation in the U.S. Holder's Units without a corresponding distribution of cash or other property.

      Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market
Election

      Finally, a U.S. Holder who does not make either a QEF election or a mark-to-market election for that year, or a Non-Electing Holder, would be subject to special rules, to which we will refer as the Default PFIC Regime, with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the Units in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the Units), and (2) any gain realized on the sale, exchange, redemption or other disposition of the Units.

      Under the Default PFIC Regime:

      o the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the Units;

      o the amount allocated to the current taxable year and any taxable year before the Trust became a PFIC would be taxed as ordinary income; and

      o the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

      Any distributions other than "excess distributions," by the Trust to a Non-Electing Holder will be treated as discussed under "Tax Considerations--U.S. Federal Income Tax Considerations--U.S. Federal Income Taxation of U.S. Holders--Distributions."

      These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the Units. If a Non-Electing

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Holder who is an individual dies while owning the Units, such Non-Electing
Holder's successor generally would not receive a step-up in tax basis with respect to the Units.

      A NON-ELECTING HOLDER MAY BE IN A WORSE ECONOMIC POSITION THAN IF THE NON-ELECTING HOLDER HAD MADE A DIRECT INVESTMENT IN GOLD BULLION OR IN A GRANTOR TRUST THAT HOLDS GOLD BULLION.

      Taxation of U.S. Holders Making a Timely QEF Election

      MAKING THE ELECTION. A U.S. Holder would make a QEF election with respect to any year that the Trust is a PFIC by filing IRS Form 8621 with his, her or its U.S. federal income tax return. The Trust intends to annually provide each U.S. Holder with all necessary information in order to make and maintain a QEF election. A U.S. Holder who makes a QEF election for the first taxable year in which he, she or it owns Units, or an Electing Holder, will not be subject to the Default PFIC Regime for any taxable year. We will refer to an Electing Holder that is a U.S. Individual Holder as a Non-Corporate Electing Holder. A U.S. Holder who does not make a timely QEF election would be subject to the Default PFIC Regime for taxable years during his, her or its holding period in which a QEF election was not in effect, unless such U.S. Holder makes a special "purging" election. A U.S. Holder who does not make a timely QEF election is encouraged to consult such U.S. Holder's tax advisor regarding the availability of such purging election.

      CURRENT TAXATION AND DIVIDENDS. An Electing Holder must report each year for U.S. federal income tax purposes his, her or its pro rata share of the Trust's ordinary earnings and the Trust's net capital gain, if any, for the Trust's taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from the Trust by the Electing Holder. A Non-Corporate Electing Holder's pro rata share of the Trust's net capital gain generally will be taxable at a maximum rate of 28% under current law to the extent attributable to sales of physical gold bullion by the Trust if the Trust has held the gold bullion for more than one year. Otherwise such gain generally will be treated as ordinary income.

      If any holder redeems his, her or its Units for physical gold bullion (regardless of whether the holder requesting redemption is a U.S. Holder or an Electing Holder), the Trust will be treated as if it sold physical gold bullion for its fair market value in order to redeem the holder's Units. As a result, any Electing Holder, whether or not such Electing Holding is a redeeming holder, will be required to currently include in income his, her or its pro rata share of the Trust's gain from such deemed dispositions (taxable to a Non-Corporate Electing Holder at a maximum rate of 28% under current law if the Trust has held the physical gold bullion for more than one year) even though the deemed disposition by the Trust is not attributable to any action on the Electing Holder's part. So Electing Holders will be required to include in income gains recognized by the Trust on distributions to other holders.

      If any holder redeems Units for cash and the Trust sells physical gold bullion to fund the redemption (regardless of whether the holder requesting redemption is a U.S. Holder or an Electing Holder), an Electing Holder similarly will include in income his, her or its pro rata share of the Trust's gain from the sale of the physical gold bullion, which will be taxable as described above even though the Trust's sale of physical gold bullion is not attributable to any action on the Electing Holder's part. So Electing Holders will be required to include in income gains recognized by the Trust on sales to fund distributions to other holders.

      An Electing Holder's adjusted tax basis in the Units will be increased to reflect any amounts currently included in income under the QEF rules. Distributions of earnings and profits that had been previously included in income will result in a corresponding reduction in the adjusted tax basis in the Units and will not be taxed again once distributed. Any other distributions generally will be treated as discussed under "Tax Considerations--U.S. Federal Income Tax Considerations--U.S. Federal Income Taxation of U.S. Holders--Distributions."

      Income inclusions under the QEF rules described above generally should be treated as foreign-source income for U.S. foreign tax credit limitation purposes, but Electing Holders should consult their tax advisors as to the availability of foreign tax credits and any limitations that may be imposed on such credits.

      SALE, EXCHANGE OR OTHER DISPOSITION. An Electing Holder will generally recognize capital gain or loss on the sale, exchange, or other disposition of the Units in an amount equal to the excess of the amount realized on such disposition over the Electing Holder's adjusted tax basis in the Units. Such gain or loss will be treated as long-term capital gain or loss if the Electing Holder's holding period in the Units is greater than one year at the time of the sale, exchange or other disposition. Long-term capital gains of U.S. Individual Holders currently are taxable at a maximum rate of 20%. Gains may also be subject to a 3.8% Medicare tax. An Electing Holder's ability to deduct capital losses is subject to certain limitations. Any gain or loss generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit limitation purposes.


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      An Electing Holder that redeems his, her or its Units will be required to currently include in income his, her or its pro rata share of the Trust's gain from the deemed or actual disposition of physical gold bullion, as described above, which will be taxable to a Non-Corporate Electing Holder at a maximum rate of 28% under current law if the Trust has held the physical gold bullion for more than one year. Such gains may also be subject to a 3.8% Medicare tax. The Electing Holder's adjusted tax basis in the Units will be increased to reflect such gain that is included in income. The Electing Holder will further recognize capital gain or loss on the redemption in an amount equal to the excess of the fair market value of the physical gold bullion or cash received upon redemption over the Electing Holder's adjusted tax basis in the Units. Such gain or loss will be treated as described in the preceding paragraph.

      Distributions

      As discussed under "Distributions," the Trust does not anticipate making regular cash distributions to Unit holders. Subject to the PFIC discussion above, any distributions made by the Trust with respect to the Units to a U.S. Holder will generally constitute dividends, which will generally be taxable as ordinary income to the extent of the Trust's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of the Trust's earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder's tax basis in his, her or its Units on a dollar-for-dollar basis and thereafter as gain from the disposition of Units. Since the Trust will be a PFIC, amounts distributed on the Units to a U.S. Holder who is an individual, trust or estate (a ("U.S. Individual Holder" will generally not be treated as "qualified dividend income" that is taxable to U.S. Individual Holders at preferential tax rates. Any dividends generally will be treated as foreign-source income for U.S. foreign tax credit limitation purposes.

      Redemption of Units

      As described under "Redemption of Units," a U.S. Holder may have Units redeemed for cash or physical gold bullion. Under Section 302 of the Code, a U.S. Holder generally will be treated as having sold his, her or its Units (rather than having received a distribution on the Units) upon the redemption of Units if the redemption completely terminates or significantly reduces the U.S. Holder's interest in the Trust. In such case, the redemption will be treated as described in the relevant section depending on whether the U.S. Holder makes a QEF election, a mark-to-market election or makes no election and therefore is subject to the Default [PFIC Regime].

      Taxation of U.S. Holders Making a Mark-to-Market Election

      MAKING THE ELECTION. Alternatively, if, as is anticipated, the Units are treated as marketable stock, a U.S. Holder would be allowed to make a mark-to-market election with respect to the Units, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. The Units will be treated as marketable stock for this purpose if they are regularly traded on a qualified exchange or other market. The Units will be regularly traded on a qualified exchange or other market for any calendar year during which they are traded (other than in de minimis quantities) on at least 15 days during each calendar quarter. A qualified exchange or other market means either a U.S. national securities exchange that is registered with the SEC, the NASDAQ, or a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located and which satisfies certain regulatory and other requirements. The Trust believes that both the TSX and the NYSE Arca should be treated as a qualified exchange or other market for this purpose.

      CURRENT TAXATION AND DIVIDENDS. If the mark-to-market election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the Units at the end of the taxable year over such U.S Holder's adjusted tax basis in the Units. The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the Units over their fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Any income inclusion or loss under the preceding rules should be treated as gain or loss from the sale of Units for purposes of determining the source of the income or loss. Accordingly, any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes. A U.S. Holder's tax basis in his, her or its Units would be adjusted to reflect any such income or loss amount. Distributions by the Trust to a U.S. Holder who has made a mark-to-market election generally will be treated as discussed above under "Tax Considerations--U.S. Federal Income Tax Considerations--U.S. Federal Income Taxation of U.S. Holders--Distributions."

      SALE, EXCHANGE OR OTHER DISPOSITION. Gain realized on the sale, exchange, redemption or other disposition of the Units would be treated as ordinary income, and any loss realized on the sale, exchange, redemption or other disposition of the Units would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by

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the U.S. Holder. Any loss in excess of such previous inclusions would be treated as a capital loss by the U.S. Holder. A U.S. Holder's ability to deduct capital losses is subject to certain limitations. Any such gain or loss generally should be treated as U.S.-source income or loss for U.S. foreign tax credit limitation purposes.

      Foreign Taxes

      Distributions, if any, by the Trust may be subject to Canadian withholding taxes. A U.S. Holder generally may elect to either treat such taxes as a credit against U.S. federal income taxes, subject to certain limitations, or deduct his, her or its share of such taxes in computing such U.S. Holder's U.S. federal taxable income. No deduction for foreign taxes may be claimed by an individual who does not itemize deductions.

      Backup Withholding and Information Reporting

      Payments made within the United States, or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Units generally will be subject to information reporting and backup withholding, currently at the rate of 28%, if a U.S. Holder fails to furnish its correct U.S. taxpayer identification number (generally on IRS Form W-9), and to make certain certifications, or otherwise fails to establish an exemption. Backup withholding tax is not an additional tax. Rather, a U.S. Holder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed his, her, or its income tax liability by filing a refund claim with the IRS.

      U.S. Holders may be subject to certain IRS filing requirements as a result of holding Units in the Trust. For example, a U.S. person who transfers property (including cash) to a foreign corporation in exchange for stock in the corporation is in some cases required to file an information return on IRS Form 926 with the IRS with respect to such transfer. Accordingly, a U.S. Holder may be required to file Form 926 with respect to its acquisition of Units in this offering. U.S. Holders also may be required to file Form TD F 90-22.1 (Report of Foreign Bank and Financial Accounts) with respect to their investment in the Trust.

      Under Code section 1298(f), United States persons who are shareholders of a PFIC are required to file an annual report containing such information as the Treasury may require. You may be required to file Form 8938, "Statement of Specified Foreign Financial Assets," and Form 8621, "Return by a Shareholder of a Passive Foreign Investment Company or a Qualified Electing Fund."

      Holders are encouraged to consult their own tax advisors with respect to any applicable filing requirements.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

      In the opinion of Fasken Martineau DuMoulin LLP, Canadian counsel to the Trust, and [ ] Canadian counsel to the Agents, the following is, as of the date hereof, a summary of the material Canadian federal income tax consequences that generally apply under the Tax Act to the acquisition, holding and disposition of Units acquired pursuant to this prospectus.

      This summary only applies to a Unitholder who, at all relevant times, for purposes of the Tax Act holds Units as capital property and deals at arm's length and is not affiliated with the Trust. Units will generally be considered capital property to a Unitholder unless the Unitholder holds the Units in the course of carrying on a business of trading or dealing in securities or has acquired the Units in a transaction or transactions considered to be an adventure or concern in the nature of trade.

      This summary is based on the assumption that the Trust will at no time be a "SIFT trust" as defined in the Tax Act. This summary is also based on the assumption that the Trust will qualify at all times as a "mutual fund trust" within the meaning of the Tax Act and that the Trust will validly elect under the Tax Act to be a mutual fund trust from the date it was established. The Manager has advised Canadian counsel that it expects that the Trust will meet the requirements necessary for it to qualify as a mutual fund trust no later than the closing of the offering and at all times thereafter and will elect to be deemed a mutual fund trust throughout its first taxation year. If the Trust were not to qualify as a mutual fund trust at all times, or is a SIFT trust, the income tax considerations described in the summary below would, in some respects, be materially and adversely different.

      This summary is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof, (the "Tax Proposals") and Canadian counsel's understanding of the current published administrative practices and assessing policies of the CRA that are publicly available. There can be no assurance that the Tax Proposals

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

will be implemented in their current form or at all, nor can there be any assurance that the CRA will not change its administrative practices or assessing policies. This summary further assumes that the Trust will comply with the Declaration of Trust and that the Manager and the Trust will comply with a certificate issued to Canadian counsel regarding certain factual matters. Except for the Tax Proposals, this summary does not otherwise take into account or anticipate any change in the law, whether by legislative, governmental or judicial decision or action, which may affect adversely any income tax consequences described herein, and does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those described herein.

      THIS SUMMARY IS NOT EXHAUSTIVE OF ALL POSSIBLE CANADIAN FEDERAL TAX CONSIDERATIONS APPLICABLE TO AN INVESTMENT IN UNITS. MOREOVER, THE INCOME AND OTHER TAX CONSEQUENCES OF ACQUIRING, HOLDING OR DISPOSING OF UNITS WILL VARY DEPENDING ON A TAXPAYER'S PARTICULAR CIRCUMSTANCES. ACCORDINGLY, THIS SUMMARY IS OF A GENERAL NATURE ONLY AND PROSPECTIVE PURCHASERS OF UNITS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS ABOUT TAX CONSEQUENCES OF AN INVESTMENT IN UNITS BASED ON THEIR PARTICULAR CIRCUMSTANCES AND CONSIDER THE CANADIAN INCOME TAX RELATED RISK FACTORS UNDER "RISK FACTORS--FEDERAL CANADIAN TAX RISK."

      For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Units (including distributions, adjusted cost base and proceeds of disposition), or transactions of the Trust, must be expressed in Canadian dollars. Amounts denominated in United States dollars must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the day on which the amount first arose or such other rate of exchange as is acceptable to the CRA.

STATUS OF THE TRUST

      Based on the assumption noted above, the Trust will be a "mutual fund trust" for purposes of the Tax Act.

      Provided the Trust qualifies as a mutual fund trust within the meaning of the Tax Act, or the Units are listed on a "designated stock exchange" within the meaning of the Tax Act, the Units will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, tax-free savings accounts, deferred profit sharing plans, registered disability savings plans, and registered education savings plans ("Registered Plans").

CANADIAN TAXATION OF THE TRUST

      Each taxation year of the Trust will end on December 31. In each taxation year, the Trust will be subject to tax under Part I of the Tax Act on any income for the year, including net realized taxable capital gains, less the portion thereof that it deducts in respect of the amounts paid or payable in the year to Unitholders. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid to the Unitholder in the year by the Trust or if the Unitholder is entitled in that year to enforce payment of the amount. Pursuant to the Declaration of Trust, the Trust is required to deduct in computing its income in each taxation year such amount in each year as will be sufficient to ensure that the Trust will generally not be liable for income tax under Part I of the Tax Act.

      The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its capital gains by an amount determined under the Tax Act based on the redemption of Units during the year.

      The CRA has expressed the opinion that gains (or losses) of mutual fund trusts resulting from transactions in commodities should generally be treated for purposes of the Tax Act as being derived from an adventure or concern in the nature of trade, so that such transactions give rise to ordinary income rather than capital gains--although the treatment in each particular case remains a question of fact to be determined having regard to all the circumstances. In the view of Canadian counsel, the holding by the Trust of physical gold bullion with no intention of disposing of such bullion except in specie on a redemption of Units likely would not represent an adventure or concern in the nature of trade so that a disposition, on a redemption of Units, of physical gold bullion that previously had been acquired with such intention would likely give rise to a capital gain (or capital loss) to the Trust. The Manager has informed Canadian counsel that, as it intends for the Trust to be a long-term holder of physical gold bullion and does not anticipate that the Trust will sell its physical gold bullion (otherwise than where necessary to fund expenses of the Trust), the Manager anticipates that the Trust generally will treat gains (or losses) as a result of dispositions of physical gold bullion as capital gains (or capital losses), although depending on the circumstances, the Trust may instead include (or deduct) the full amount of such gains or losses in computing its income. If the CRA were to assess or re-assess the Trust on the basis that gains realized on dispositions of physical gold bullion were not on capital account, then the

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Trust could be required to pay Canadian income tax on such gains under Part I of the Tax Act to the extent such gains were not distributed to Unitholders, which could reduce the NAV for all Unitholders.

      The Trust will be required to include in its income for each taxation year all interest that accrues to it to the end of the year, or becomes receivable or is received by it before the end of the year on such investments, except to the extent that such interest was included in computing its income for a preceding taxation year. Upon the actual or deemed disposition of indebtedness, the Trust will be required to include in computing its income for the year of disposition all interest that accrued on such indebtedness from the last interest payment date to the date of disposition except to the extent such interest was included in computing the Trust's income for that or another taxation year, and such income inclusion will reduce the proceeds of disposition for purposes of computing any capital gain or loss.

      The assets of the Trust may include securities that are denominated in United States dollars. Cost, proceeds of disposition, interest and all other amounts in determining its income under the Tax Act will be determined for the purposes of the Tax Act in Canadian dollars at the exchange rate prevailing at the time of the transaction. The Trust may realize gains or losses by virtue of the fluctuation in the value of the United States dollar relative to Canadian dollars.

      The Trust may derive income or gains from investments in Cash or Cash Equivalents in the United States, and as a result, may be liable to pay U.S. income or profits tax. To the extent that such non-Canadian tax paid by the Trust exceeds 15% of the amount included in the Trust's income from such investments, such excess may generally be deducted by the Trust in computing its net income for the purposes of the Tax Act.

      The Trust is entitled to deduct in computing its income reasonable administrative and other operating expenses (other than certain expenses on account of capital) incurred by it for the purposes of earning income (other than taxable capital gains). No assurance can be provided that administration expenses of the Trust will not be considered to be on account of capital. The Trust generally may also deduct from its income for the year a portion of the reasonable expenses incurred by it to issue Units. The portion of the issue expenses deductible by the Trust in a taxation year is 20% of the total issue expenses, pro-rated where the Trust's taxation year is less than 365 days.

      On October 31, 2003, the Department of Finance (Canada) announced a tax proposal relating to the deductibility of losses under the Tax Act, (the "October 2003 Proposal"). Under the October 2003 Proposal, a taxpayer will be considered to have a loss from a business or property for a taxation year only if, in that year, it is reasonable to assume that the taxpayer will realize a cumulative profit from the business or property during the time that the taxpayer has carried on, or can reasonably be expected to carry on, the business or has held, or can reasonably be expected to hold, the property. Profit, for this purpose, does not include capital gains. If the October 2003 Proposal were to apply to the Trust, certain losses of the Trust or a Unitholder could be limited. On February 23, 2005, the Minister of Finance (Canada) announced that an alternative proposal to replace the October 2003 Proposal would be released for comment. No such alternative proposal has been released as of the date hereof. There can be no assurance that such alternative proposal will not adversely affect the Trust or a Unitholder.

      Losses incurred by the Trust in a taxation year cannot be allocated to Unitholders, but may be deducted by the Trust in future years in accordance with the Tax Act.

      The Trust will be a "SIFT trust" as defined in the Tax Act for a taxation year of the Trust if in that year the Units are listed or traded on a stock exchange or other public market (e.g. TSX, or NYSE Arca) and the Trust holds one or more "non-portfolio properties" (as defined in the Tax Act). If the Trust were a SIFT trust for a taxation year of the Trust, it would effectively be taxed similarly to a corporation on income and capital gains in respect of such non-portfolio properties at a combined federal/provincial tax rate comparable to rates that apply to income earned and distributed by Canadian corporations. Distributions of such income received by Unitholders would be treated as dividends from a taxable Canadian corporation and, in the case of non-Canadian Unitholders, be subject to Canadian withholding tax. Physical gold bullion and other property of the Trust will be non-portfolio property if such property is used by the Trust (or by a person or partnership with which it does not deal at arm's length within the meaning of the Tax Act) in the course of carrying on a business in Canada. In some circumstances, significant holdings of "securities" (as defined in the Tax Act for these purposes) of other entities could also be non-portfolio property. The Trust is subject to investment restrictions, including a prohibition against carrying on any business, that are intended to ensure that it will not be a SIFT trust. In the view of Canadian counsel, the mere holding by the Trust of physical gold bullion as capital property (or as an adventure or concern in the nature of trade) would not represent the use of such property in carrying on a business in Canada and, therefore, would not by itself cause the Trust to be a SIFT trust.

CANADIAN TAXATION OF UNITHOLDERS RESIDENT IN CANADA

      This section of the summary only applies to a Unitholder who is an individual (other than a trust) resident of Canada for purposes of the Tax Act.

      Certain Canadian resident Unitholders who might not otherwise be considered to hold units of the Trust as capital property may be entitled to have their Units (and every other "Canadian security" owned by them in that taxation year or any subsequent taxation year) treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Unitholders should consult their own tax advisors regarding the availability and appropriateness of making this election having regard to their particular circumstances.

      This summary does not address the deductibility of interest by a Unitholder who has borrowed to acquire Units. All such Unitholders should consult with their own tax advisors.

      Distributions from the Trust

      Canadian Unitholders will generally be required to include in their income for tax purposes for a particular year the portion of the income of the Trust for that particular taxation year, including net realized taxable capital gains, if any, that is paid or payable to the Canadian Unitholder in the particular taxation year, whether such amount is received in additional Units or cash. Provided that appropriate designations are made by the Trust, such portion of its net taxable capital gains as is paid or payable to a Canadian Unitholder will effectively retain its character and be treated as such in the hands of the Unitholder for purposes of the Tax Act. In addition, provided that appropriate designations are made by the Trust in respect of foreign income or gains of the Trust, for the purpose of computing any foreign tax credit available to a Canadian Unitholder, and subject to the rules in the Tax Act, the Canadian Unitholder will be deemed to have paid as tax to the government of a foreign country the Canadian Unitholder's share of the taxes paid or considered to be paid by the Trust to that country.

      The non-taxable portion of the net realized capital gains of the Trust paid or payable to a Canadian Unitholder in a taxation year will not be included in computing the Canadian Unitholder's income for the year. Any other amount in excess of such Unitholder's share of the net income and the net realized capital gains of the Trust for a taxation year that is paid or becomes payable to the Canadian Unitholder in such year generally will not be included in the Canadian Unitholder's income for the year but will reduce the adjusted cost base of the Canadian Unitholder's Units. To the extent that the adjusted cost base of a Unit would otherwise be a negative amount, the negative amount will be deemed to be a capital gain and the adjusted cost base of the Unit to the Canadian Unitholder will be increased by the amount of such deemed capital gain and reset to zero.

      Dispositions of Units

      Upon the actual or deemed disposition of a Unit, including its redemption, a capital gain (or a capital loss) will generally be realized to the extent that the proceeds of disposition of the Unit exceed (or are exceeded by) the aggregate of the adjusted cost base of the Unit to the Canadian Unitholder and any costs of disposition. For the purpose of determining the adjusted cost base to a Canadian Unitholder of a Unit, when a Unit is acquired, the cost of the newly acquired Unit will be averaged with the adjusted cost base of all Units owned by the Canadian Unitholder as capital property that were acquired before that time.

      The cost of Units that have been issued as an additional distribution will generally be equal to the amount of the net income or capital gain distributed to the Canadian Unitholder in Units. A consolidation of Units following a distribution paid in the form of additional Units will not be regarded as a disposition of Units and will not affect the aggregate adjusted cost base to a Canadian Unitholder of Units.

      Generally, one-half of any capital gain (a "taxable capital gain") realized on the disposition of Units will be included in the Canadian Unitholder's income and one-half of any capital loss (an "allowable capital loss") realized must be deducted from taxable capital gains realized by the Canadian Unitholder in the same taxation year in accordance with the provisions of the Tax Act. Allowable capital losses for a taxation year in excess of taxable capital gains for the taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains in accordance with the provisions of the Tax Act.

      Capital gains realized by individuals may give rise to alternative minimum tax. If any transactions of the Trust are reported by it on capital account but are subsequently determined by the CRA to be on income account, there may be an increase in the net income of the Trust for tax purposes and the taxable component of redemption proceeds (or any other amounts) distributed to Unitholders, with the result that Canadian-resident Unitholders could be reassessed by the CRA to increase their taxable income by the amount of such increase.

      If, at any time, the Trust delivers physical gold bullion to any Canadian Unitholder upon a redemption of a Canadian Unitholder's Units, the Canadian Unitholder's proceeds of disposition of the Units will generally be equal to the aggregate of the fair market value of the distributed bullion and the amount of any cash received, less any capital gain or income realized by the Trust on the disposition of such bullion and allocated to the Canadian Unitholder. The cost of any physical gold bullion distributed by the Trust in specie will generally be equal to the fair market value of such bullion at the time of the distribution. Pursuant to the Declaration of Trust, the Trust has the authority to distribute, allocate and designate any income or taxable capital gains of the Trust to a Canadian Unitholder who has redeemed Units during a year in an amount equal to the taxable capital gains or other income realized by the Trust as a result of such redemption (including any taxable capital gain or income realized by the Trust in distributing physical gold bullion to a Unitholder who has redeemed Units for such bullion, and any taxable capital gain or income realized by it before, at or after the redemption on selling physical gold bullion in order to fund the payment of the cash redemption proceeds), or such other amount that is determined by the Trust to be reasonable. The Manager has advised Canadian counsel that it anticipates that the Trust will generally make such an allocation where the Manager determines that the Trust realized a capital gain on such redemption and the Trust had net realized capital gains for that year for which the Trust was not entitled to a capital gains refund (as described under "Canadian Federal Income Tax Considerations -- Canadian Taxation of the Trust"). Any such allocations will reduce the redeeming Canadian Unitholder's proceeds of disposition for the purposes of the Tax Act.

CANADIAN TAXATION OF UNITHOLDERS RESIDENT IN THE UNITED STATES

      This section only applies to a Unitholder that (i) has not been and is not resident in Canada or deemed to be resident in Canada, (ii) is a resident of the United States under the Canada-United States Income Tax Convention (the "Treaty") and entitled to full benefits under the Treaty, (iii) does not use or hold, and is not deemed to use or hold its Units in connection with a business that the Unitholder carries on, or is deemed to carry on, in Canada at any time, and (iv) is not an insurer or bank who carries on an insurance or banking business or is deemed to carry on an insurance or banking business in Canada and elsewhere.

      Distributions from the Trust

      Any amount paid or credited by the Trust to a Unitholder as income (but not capital gains) of or from the Trust, whether such amount is received in additional Units or cash generally will be subject to Canadian withholding tax at a rate of 15%. Any amount paid or credited by the Trust to a Unitholder that the Trust has validly designated in accordance with the Tax Act as a taxable capital gain, including such an amount paid on a redemption of Units, generally will not be subject to Canadian withholding tax or otherwise be subject to tax under the Tax Act.

      If the Trust realizes a capital gain on the disposition of a "taxable Canadian property" (as defined in the Tax Act) and that gain is treated under the Tax Act and in accordance with a designation by the Trust as being distributed to a Unitholder, there may be Canadian withholding tax at the rate of 15% on both the taxable and non-taxable portions of the gain. However, Canadian counsel has been advised that the Trust does not presently own any "taxable Canadian property" (as defined in the Tax Act) and does not intend to own any such taxable Canadian property and therefore should not realize any capital gain from the disposition of "taxable Canadian property."

      Any amount in excess of the income of the Trust that is paid or payable by the Trust to a Unitholder (including the non-taxable portion of capital gains realized by the Trust) generally will not be subject to Canadian withholding tax. Where such excess amount is paid or becomes payable to a Unitholder, otherwise than as proceeds of disposition or deemed disposition of Units or any part thereof, the amount generally will reduce the adjusted cost base of the Units held by such Unitholder. (However, the non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder will not reduce such adjusted cost base of the Units.) If, as a result of such reduction, the adjusted cost base of Units to the Unitholder in any taxation year would otherwise be a negative amount, the Unitholder will be deemed to realize a capital gain in such amount for that year from the disposition of Units.

      Pursuant to the Treaty, a Unitholder that is a religious, scientific, literary, educational or charitable organization that is exempt from tax in the United States may be exempt from Canadian tax under the Treaty, provided that certain conditions are met. Such Unitholders should seek tax advice from their own tax advisors concerning the applicable tax rules.

      Disposition of Units

      A disposition or deemed disposition of a Unit by a Unitholder, whether on a redemption or otherwise, will not give rise to any capital gain subject to tax under the Tax Act, provided that the Unit does not constitute "taxable Canadian property" of the Unitholder for purposes of the Tax Act.

      Units will not be "taxable Canadian property" of a Unitholder unless at any time during the 60-month period immediately preceding their disposition by such Unitholder (i) 25% or more of all of the issued Units were owned by or belonged to one or more of the Unitholder or persons with whom the Unitholder did not deal at arm's length, and (ii) the Units derived directly or indirectly more than 50% of their fair market value from any combination of "Canadian resource properties" (which definition in the Tax Act does not include gold bullion), real or immovable property situated in Canada, timber resource properties (as defined in the Tax Act) or options or interests in such properties or the Units were otherwise deemed to be taxable Canadian property.

      Assuming that the Trust adheres to its mandate to invest and hold substantially all of its assets in physical gold bullion and cash or cash equivalents, the Units should not be taxable Canadian property.

      The Manager has advised Canadian counsel that it anticipates that the Trust generally will treat gains as a result of dispositions of physical gold bullion as capital gains and that it anticipates that when the Trust distributes physical gold bullion on the redemption of Units by Unitholders, any resulting taxable capital gains of the Trust (to the extent that there are resulting net realized capital gains of the Trust for the related taxation year) for which the Trust is not entitled to a capital gains refund, as described under "Canadian Taxation of the Trust" generally will be designated as taxable capital gains of, and allocated to, such Unitholders. If such treatment is accepted by the CRA, there will be no Canadian withholding tax applicable to such distributions, and Unitholders will not be subject to tax under the Tax Act on amounts so designated. However, if the CRA were to successfully assert that such gains instead were gains from an adventure or concern in the nature of trade, the distribution of such gains generally would be subject to Canadian withholding tax, as discussed above. Similarly, if the Trust disposed of physical gold bullion (or other assets) at a gain and designated one-half of that gain as a taxable capital gain of, and allocates to, a Unitholder who had redeemed Units for cash, the full amount of such gain generally would be subject to Canadian withholding tax if the CRA were to successfully treat such gain as being from an adventure or concern in the nature of trade rather than as a capital gain.

TAXATION OF REGISTERED PLANS

      Registered Plans will generally not be subject to tax under Part I of the Tax Act on amounts of income and capital gains received from the Trust or on capital gains realized on the disposition of Units, provided that the Units are qualified investments for the Registered Plan. Canadian Unitholders should consult their own advisors with respect to other tax considerations that are relevant to Registered Plans that invest in Units, including the taxation of amounts withdrawn from a Registered Plan.

      Provided that the holder of a tax-free savings account or the annuitant under a registered retirement savings plan or registered retirement income fund does not hold a significant interest in the Trust or any person or partnership that does not deal at arm's length with the Trust for purposes of the Tax Act, and provided that such holder or annuitant deals at arm's length with the Trust for purposes of the Tax Act, the Units will not be a prohibited investment for a trust governed by such tax-free savings account, registered retirement savings plan or registered retirement income fund. Generally, a holder or annuitant will not have a significant interest in the Trust unless the holder or annuitant owns interests as a beneficiary under the Trust that have a fair market value of 10% or more of the fair market value of the interests of all beneficiaries under the Trust, either alone or together with persons and partnerships with which the holder or annuitant does not deal at arm's length. Such holders or annuitants to whom Units would be prohibited investments as described above should consult their own tax advisors, including with respect to any potential relief under Tax Proposals released by the Department of Finance (Canada) on December 21, 2012.

TAX IMPLICATIONS OF THE TRUST'S DISTRIBUTION POLICY

      The NAV will reflect any income and gains of the Trust that have accrued or have been realized but have not been made payable at the time Units are acquired. A Unitholder who acquires Units may become taxable on the Unitholder's share of income and gains of the Trust that accrued before the Units were acquired notwithstanding that such amounts may have been reflected in the price paid by the Unitholder for the Units. The consequences of acquiring Units late in a calendar year will generally depend on whether one or more year-end special

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

distributions to Unitholders are necessary late in the calendar year to ensure that the Trust will not be liable for income tax under Part I of the Tax Act.

                               U.S. ERISA MATTERS

      This disclosure cannot be used by any Unitholder for the purpose of avoiding penalties that may be asserted against the Unitholder under the Code. Prospective purchasers of the units should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations.

      The U.S. Employee Retirement Income Security Act of 1974, as amended, ("ERISA"), imposes certain requirements on employee benefit plans subject to Title I of ERISA and on entities that are deemed to hold the assets of such plans ("ERISA Plans"), and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA's general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan's investments be made in accordance with the documents governing the ERISA Plan.

      Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan as well as those plans and accounts that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts, and entities that are deemed to hold the assets of such plans and accounts (collectively, with ERISA Plans, "Plans") and certain persons having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code.

      Any Plan fiduciary that proposes to cause a Plan to purchase the units should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such purchase will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA or the Code.

      Non-U.S. plans, governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA), while not subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and Section 4975 of the Code, may nevertheless be subject to other federal, state, local or non-U.S. laws or regulations that are substantially similar to the foregoing provisions of ERISA and the Code. Fiduciaries of any such plans should consult with their counsel before purchasing the units to determine the need for, if necessary, and the availability of, any exceptive relief under any related law.

      Under ERISA and the U.S. Department of Labor's "Plan Asset Regulations" at 29 C.F.R. ss.2510.3-101, as modified by Section 3(42) of ERISA, when a Plan acquires an equity interest in an entity that is neither a "publicly-offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the Plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established that either less than 25 percent of the total value of each class of equity interests in the entity is held by "benefit plan investors" (as defined in 3(42) of ERISA) (the "25 percent test"), or the entity is an "operating company," as defined in the Plan Asset Regulations. In order to be considered a "publicly offered security," the units must be (i) freely transferable, (ii) part of a class of securities that is owned by 100 or more investors independent of the Trust and of one another, and (iii) either (1) part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act or (2) sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Unites States Securities Act of 1933, as amended and the class of securities of which the securities are a part is registered under the Exchange Act within 120 days (or such later time as may be allowed by the Securities and Exchange Commission) after the end of the Trust's fiscal year during which the offering of such securities to the public occurred. It is anticipated that the Trust will not qualify as an "operating company," and the Trust does not intend to monitor investment by benefit plan investors in the Trust for purposes of satisfying the 25 percent test. The Trust anticipates, however, that it will qualify for the exemption under the Plan Asset Regulations for "publicly offered securities," although there can be no assurance in that regard.


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

                                  UNDERWRITING

      UNDERWRITERS

      Under the terms and subject to the conditions contained in an underwriting agreement dated [___________], the underwriters named below, for whom [___________] and [___________] are acting as representatives, have severally agreed to purchase, and the Trust has agreed to sell to them, the number of Units indicated below:

                                 [____________]

      The underwriters are offering the Units subject to their acceptance of the Units from the Trust and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Units offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The obligations of the underwriters under the underwriting agreement may be terminated at their discretion on the basis of their assessment of any material and adverse change in the state of the financial markets and may also be terminated upon the occurrence of certain stated events. Subject to the terms and provisions of the underwriting agreement, the underwriters are obligated to take and pay for all of the Units offered by this prospectus if any such Units are taken. However, the underwriters are not required to take or pay for the Units covered by the underwriters' over-allotment option described below.

      This offering is being made concurrently in the United States and in all of the provinces and territories of Canada. The Units will be offered in the United States through certain of the underwriters listed above, either directly or indirectly, through their respective U.S. broker-dealer affiliates or agents. The Units will be offered in each of the provinces and territories of Canada through certain of the underwriters or their Canadian affiliates who are registered to offer the Units for sale in such provinces and territories and such other registered dealers as may be designated by the underwriters. Subject to Applicable Law, the underwriters may offer the Units outside of the United States and Canada.

      The underwriters initially propose to offer part of the Units directly to the public at the public offering price listed on the cover page of this prospectus [AND PART TO CERTAIN DEALERS AT A PRICE THAT REPRESENTS A CONCESSION NOT IN EXCESS OF $[_____] PER UNIT UNDER THE PUBLIC OFFERING PRICE.] After the initial offering of the Units, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

      The Trust has granted to the underwriters an option, exercisable for [45] days from the date of this prospectus, to purchase up to an aggregate of [[____],000,000] additional Units from the Trust at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional Units as the number listed next to the underwriter's name in the preceding table bears to the total number of Units listed next to the names of all underwriters in the preceding table. The following table shows the per Units and total underwriting discounts and commissions to be paid by the Trust assuming no exercise and full exercise of the underwriters' over-allotment option to purchase [[____],000,000] additional Units from the Trust.

                                 [____________]

      The Trust has filed an application to list its units on the NYSE Arca and the TSX. Listing on the NYSE Arca and TSX is subject to the Trust fulfilling all of the requirements of the NYSE Arca and TSX, respectively.

      In order to facilitate the offering of the Units, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Units. Specifically, the underwriters may sell more Units than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is "covered" if the short position is no greater than the number of Units available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing Units in the open market. In determining the source of Units to close out a covered short sale, the underwriters will consider, among other things, the open market price of Units compared to the price available under the over-allotment option. The underwriters may also sell Units in excess of the over-allotment option, creating a "naked" short position. The underwriters must close out any naked short position by purchasing Units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Units in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, the Units in the open market to stabilize the price of the Units. These activities may raise or maintain the market price of the Units above independent market levels or prevent or retard a decline in the market price of the units. The underwriters are not required to engage in these activities and may end any of these activities at any time.

      In accordance with policy statements of the Canadian provincial securities commissions, the underwriters may not, throughout the period of distribution, bid for or purchase the Units. Exceptions, however, exist where the bid or purchase is not made to create the appearance of active trading in, or rising prices of, the Units. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and Applicable Laws, in connection with the offering and pursuant to the first exception mentioned above, the underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Units at levels other than those which might otherwise prevail on the open market. Any of the foregoing activities may have the effect of preventing or slowing a decline in the market price of the Units. They may also cause the price of the Units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE Arca, the TSX, in the OTC market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      The Trust has agreed to indemnify the underwriters against certain liabilities, including liabilities under Applicable Laws.

      A prospectus in electronic format may be made available on websites or through other online services maintained by one or more of the underwriters or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter's website and any information contained in any other website maintained by any underwriters or its affiliates is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by the Trust or the underwriters and should not be relied upon by investors.

      Certain of the underwriters or their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking or commodities trading services for the Trust or the Manager, for which they received or will receive customary fees and expenses.

      PRICING OF THE OFFERING

      Prior to this offering, there has been no public market for the Units. The initial public offering price has been determined by negotiations among the Trust, the Manager and the underwriters.

      EXPENSES OF ISSUANCE AND DISTRIBUTION

      In connection with this offering, the Trust will pay approximately $[_________] for filing and listing fees, attorney fees, and fees to the Trust's transfer agent and registrar and selling commissions of the underwriters. All other expenses for this offering, estimated to be approximately $[_________], will be paid by the Manager. The underwriters have agreed to reimburse the Manager for certain of these expenses.

      The following table sets forth the estimated expenses payable by the Trust and the Manager in connection with this offering and the distribution of the Units sold in this offering (excluding underwriting commissions):

      [________________________________]

      SELLING RESTRICTIONS

      Other than in the United States and each of the provinces and territories of Canada, no action has been taken by the Trust that would permit a public offering of the Units offered by this prospectus in any jurisdiction where action for that purpose is required. The Units offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such Units be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Units offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

                               LEGAL PROCEEDINGS

      The Manager is not aware of any litigation outstanding, threatened or pending as of the date hereof by or against the Trust or the Manager or relating to the business that would be material to a purchaser of Units. Mark Bradley, one of the directors of the Manager, was a party to a settlement agreement (the "Agreement"), as such Agreement was approved by the United States District Court for the Northern District of Illinois (the "Court") on July 28, 2011.

      The Agreement was in relation to two class action lawsuits (which were eventually consolidated into one class action complaint) (the "Complaint") filed with the Court on behalf of certain purchasers of shares of three U.S. based closed-end funds (the "US Funds"). Mr. Bradley was an officer of the US Funds and was one of seven named parties.

      The Complaint alleged that investors in the US Funds were misled about the value of certain mortgage-related securities in which the US Funds invested, as well as the risk exposure resulting from an investment of this type. It further alleged that the extent of the US Funds' liquidity risk was not adequately described and that the US Funds' lacked effective controls and hedges to minimize the risk of loss from mortgage delinquencies.

      The defendants denied that any violation of applicable securities laws occurred and they denied all allegations of wrongdoing or liability. More specifically, the defendants denied that the US Funds' registration statements, prospectuses and other public documents contained any false or misleading statements or omissions.

      The Agreement resulted in a settlement of $5,150,000, of which $5.0 million was allocable to class members and $150,000 was used to pay certain expenses related to the settlement. As the defendants have denied any allegations of wrong doing and considered the Complaint to be without merit, the sole reason for entering the Agreement was to eliminate the burden, expense, risks and uncertainties of further litigation.

                                 LEGAL MATTERS

      Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, is U.S. counsel to the Trust. Fasken Martineau DuMoulin LLP, 2400-333 Bay Street, Toronto, Ontario M5H 1T4 is Canadian counsel to the Trust.

                               MATERIAL CONTRACTS

   The only material contracts entered into by the Trust to which it is or will become a party on or prior to the closing of the offering are as follows:

      1. the Declaration of Trust;

      2. the Valuation Services Agreement;

      3. the Transfer Agent and Registrar Agreement;

      4. the Custodial Agreement;

      5. form of [Precious Metals Storage Agreement];

      6. Portfolio Advisory Agreement;

      7. Gold Advisory Agreement; and

      8. the Underwriting agreement.

                            EXEMPTIONS AND APPROVALS

      The Trust has applied for exemptive relief from the Canadian securities regulatory authorities for relief from National Instrument 81-102 Mutual Funds ("NI-81-102") to permit (i) the Trust to invest up to 100% of its assets in physical gold bullion; and (ii) The Bank of Nova Scotia, as the custodian of gold bullion, to hold bullion in its vaults outside of Canada and permitting the appointment of certain entities not listed in NI 81-102 to act as sub-sub-custodians for the gold bullion of the Trust held in Canada and outside of Canada. The Trust has also applied for exemptive relief from National Instrument 81-106 - Investment Fund Continuous Disclosure to permit the use of IFRS rather than Canadian generally accepted accounting principles in preparing the Trust's financial statements and exemptive relief from National Instrument 41-101 General Prospectus Requirements to permit the Trust to include financial statements prepared using IFRS rather than Canadian generally accepted accounting principles in the prospectus.

      We may make available certain materials describing the offering (the "Website Materials") on the website of one or more commercial services, such as www.retailroadshow.com and/or www.netroadshow.com, under the heading "First Trust Gold Trust" in accordance with U.S. securities law during the period prior to obtaining a final receipt for the prospectus (the "Final Prospectus") of the Trust from the securities regulatory authorities in each of the provinces and territories of Canada (the "Canadian Jurisdictions"). In order to give purchasers in each of the Canadian Jurisdictions the same unrestricted access to the Website Materials as provided to U.S. purchasers, we have applied for and obtained exemptive relief from the securities regulatory authorities in each of the Canadian Jurisdictions. Pursuant to the terms of that exemptive relief, we and each of the Canadian underwriters signing the certificate contained in the Final Prospectus have agreed that, in the event that the Website Materials contained any untrue statement of a material fact or omitted to state a material fact required to be stated or necessary in order to make any statement therein not misleading in the light of the circumstances in which it was made (a misrepresentation) a purchaser resident in any of the Canadian Jurisdictions who purchases Units pursuant to the Final Prospectus during the period of distribution shall have, without regard to whether the purchaser relied on the misrepresentation, rights against the Trust and each Canadian underwriter with respect to such misrepresentations as are equivalent to the rights under section 130 of the Securities Act (Ontario) or the comparable provision of the securities legislation of each of the other Canadian Jurisdictions, as if such misrepresentation was contained in the Final Prospectus.

                          PURCHASERS' STATUTORY RIGHTS

      [SECURITIES LEGISLATION IN CERTAIN OF THE PROVINCES AND TERRITORIES OF CANADA PROVIDES PURCHASERS WITH THE RIGHT TO WITHDRAW FROM AN AGREEMENT TO PURCHASE MUTUAL FUND SECURITIES WITHIN TWO BUSINESS DAYS AFTER RECEIPT OF A PROSPECTUS AND ANY AMENDMENT OR WITHIN 48 HOURS AFTER THE RECEIPT OF A CONFIRMATION OF A PURCHASE OF SUCH SECURITIES. IF THE AGREEMENT IS TO PURCHASE SUCH SECURITIES UNDER A CONTRACTUAL PLAN, THE TIME PERIOD DURING WHICH WITHDRAWAL MAY BE MADE MAY BE LONGER. IN SEVERAL OF THE PROVINCES AND TERRITORIES, THE SECURITIES LEGISLATION FURTHER PROVIDES A PURCHASER WITH REMEDIES FOR RESCISSION OR, IN SOME JURISDICTIONS, REVISIONS OF THE PRICE OR DAMAGES IF THE PROSPECTUS AND ANY AMENDMENT CONTAINS A MISREPRESENTATION OR IS NOT DELIVERED TO THE PURCHASER, PROVIDED THAT THE REMEDIES FOR RESCISSION, REVISIONS OF THE PRICE OR DAMAGES ARE EXERCISED BY THE PURCHASER WITHIN THE TIME LIMIT PRESCRIBED BY THE SECURITIES LEGISLATION OF THE PURCHASER'S PROVINCE OR TERRITORY. THE PURCHASER SHOULD REFER TO THE APPLICABLE PROVISIONS OF THE SECURITIES LEGISLATION OF THE PURCHASER'S PROVINCE OR TERRITORY FOR THE PARTICULARS OF THESE RIGHTS OR SHOULD CONSULT WITH A LEGAL ADVISER.]


                                    EXPERTS

      Deloitte LLP serves as the Trust's independent registered public accounting firm. The firm audits the Trust's financial statements and performs other related audit services.

                             ADDITIONAL INFORMATION

      The Trust has filed with the SEC a registration statement on Form F-1, which includes exhibits, schedules and amendments, under the Securities Act, with respect to this offering of the Trust's securities. Although this prospectus, which forms a part of the registration statement, contains all material information included in the registration statement, parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. Please refer to the registration statement and its exhibits for further information about the Trust, its securities and this offering. The registration statement and its exhibits, as well as the Trust's other reports filed with the SEC, can be inspected and copied at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549-1004. The public may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site at http://www.sec.gov which contains the Form F-1 and other reports, proxy and information statements, and information regarding issuers that file electronically with the SEC.

      [FOLLOWING CONSUMMATION OF THE OFFERING, THE TRUST WILL BE REQUIRED TO FILE REPORTS AND OTHER INFORMATION WITH THE SECURITIES COMMISSIONS IN ALL PROVINCES AND TERRITORIES OF CANADA. THESE FILINGS WILL BE ELECTRONICALLY AVAILABLE FROM THE CANADIAN SYSTEM FOR ELECTRONIC DOCUMENT ANALYSIS AND RETRIEVAL (SEDAR) (HTTP://WWW.SEDAR.COM).]

      Until _____, 2013 (25 days after the date of this prospectus), all dealers that buy, sell or trade the Units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

                             FIRST TRUST GOLD TRUST

                                     UNITS
                               $[15.00] PER UNIT





--------------------------------------------------------------------------------
                                   PROSPECTUS
--------------------------------------------------------------------------------

                             _______________, 2013

              PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS


Standard of Care and Indemnification of the Trustee

      Pursuant to the Declaration of Trust, the Trustee will exercise the powers and discharge the duties of its office honestly and in good faith and in the best interests of the Trust and in connection therewith will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

      The Trustee, its affiliates or any director, officer, employee or agent of the Trustee may rely and act upon any statement, report or opinion prepared by or any advice received from the Trust's auditors, solicitors or other professional advisors of the Trust and will not be responsible nor held liable for any loss or damage resulting from so relying or acting if the advice was within the area of professional competence of the person from whom it was received, provided the Trustee acted in good faith in accordance with its standard of care in relying thereon and the professional advisor was aware that the Trustee was receiving the advice in its capacity as trustee of the Trust.

      In addition, the Trustee will in no way be responsible for, nor incur any liability based on, the action or failure to act or for acting pursuant to or in reliance on instructions of a duly authorized representative of any portfolio advisor, any custodian or sub-custodian of the assets of the Trust, the Trust's Valuation Agent or the Trust's registrar and Transfer Agent if the Trustee acted in accordance with its standard of care described above regarding the same.

      The Trustee, its affiliates or any director, officer, employee or agent of the Trustee shall not be liable to the Trust or any unitholder for any loss or damage relating to any matter regarding the Trust, including any loss or diminution in the value of the net assets of the Trust or to any particular asset of the Trust, except to the extent that the Trustee does not meet its standard of care described above. In no event will the Trustee be liable for indirect, consequential or special damages including, but not limited to, loss of reputation, good will or business.

      The Trustee, its affiliates or any director, officer, employee or agent of the Trustee shall not be responsible or liable to the Trust, the Manager or any Unitholder for any claims, losses or damages whatsoever resulting from any event beyond the reasonable control of the Trustee or its agents, including but not limited to nationalization, strikes, expropriation, devaluation, seizure, or similar action by any governmental authority, de facto or de jure; or enactment, promulgation, imposition or enforcement by any such governmental authority of currency restrictions, exchange controls, levies or other charges affecting the Trust's property; or the breakdown, failure or malfunction of any utilities or telecommunications systems; or any order or regulation of any banking or securities industry including changes in market rules and market conditions affecting the execution or settlement of transactions; or acts of war, terrorism, insurrection or revolution; or acts of God; or any similar or third party event. These provisions survive the termination of the Declaration of Trust.

      Except to the extent that any such claim has been caused by the negligence, willful misconduct, willful neglect, default, bad faith or dishonesty on the part of the Trustee, its affiliates or any director, officer, employee or agent of the Trustee or the failure of the Trustee to meet its standard of care set forth above, or a Trustee Indemnified Party (as defined below) has failed to fulfill its obligations in accordance with Applicable Laws or the provisions of the Declaration of Trust or any other agreement pursuant to which such person provided services to the Trust or the Manager in respect of the Trust, subject to Applicable Laws, the Trustee, its affiliates, and agents and each of their respective directors, officers and employees (collectively, the "Trustee Indemnified Parties") will at all times be indemnified and held harmless by the Trust from and against:

            (a) all claims whatsoever (including costs, losses, damages, penalties, actions, suits, judgments, charges and expenses, including legal fees actually and reasonable incurred by them in connection therewith) brought, commenced or prosecuted against any of them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of the Trustee's duties, and

            (b) all other liabilities, costs, charges, losses, damages, penalties, charges and expenses which any of them sustains or incurs in or about or in relation to the affairs of the Trust.

      The commencement of formal legal proceedings will not be a precondition for indemnification under the Declaration of Trust.

      The Trust will not insure its assets and the Trustee shall not be not obligated to carry adequate insurance to cover against claims.

      Any termination of the Declaration of Trust or the Trustee shall not affect any obligation of the Trust arising prior to such termination in favor of the Trustee, its affiliates, or any officer, employee or agent of the Trustee, including without limitation the obligation to indemnify by reason of any matter which has arisen or circumstances which have occurred prior to such termination.

      The Trustee shall have no duties, responsibility or liability in connection with or for the acts or omissions of a prior trustee or their agents, if any, relating to the Trust.

Standard of Care and Indemnification of the Manager

      Pursuant to the Declaration of Trust, the Manager will exercise its powers and discharge the duties of its office honestly, in good faith and in the best interest of the Trust and in connection therewith will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in the circumstances.

      The Manager, its affiliates or any officer, director, employee or agent of the Manager shall not be liable to the Trust, the Trustee or any unitholder for any loss or damage relating to any matter regarding the Trust, including any loss or diminution in the value of the net assets of the Trust or to any particular asset of the Trust, except to the extent that the Manager does not meet its standard of care described above. In no event will the Manager be liable for indirect, consequential or special damages including, but not limited to, loss of reputation, good will or business.

      The Manager, its affiliates or any officer, director, employee or agent of the Manager shall not be responsible or liable to the Trust, the Trustee or any unitholder for any claims, losses or damages whatsoever resulting from any event beyond the reasonable control of the Manager or its agents, including but not limited to nationalization, strikes, expropriation, devaluation, seizure, or similar action by any governmental authority, de facto or de jure; or enactment, promulgation, imposition or enforcement by any such governmental authority of currency restrictions, exchange controls, levies or other charges affecting the Trust's property; or the breakdown, failure or malfunction of any utilities or telecommunications systems; or any order or regulation of any banking or securities industry including changes in market rules and market conditions affecting the execution or settlement of transactions; or acts of war, terrorism, insurrection or revolution; or acts of God; or any similar or third party event.

      The Manager, its affiliates and agents, and their respective directors, partners, officers and employees will at all times be indemnified and held harmless by the Trust from and against all claims whatsoever (including costs, losses, damages, penalties, actions, suits, judgments, charges and expenses, including legal fees and amounts paid in settlement, actually and reasonably incurred by them) brought, commenced or prosecuted against any of them for or in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in connection with the Manager's services provided to the Trust pursuant to the Declaration of Trust and all other liabilities, costs, charges, losses, damages, penalties, charges and expenses which any of them sustains or incurs in or about or in relation to the affairs of the Trust, and provided that such person will not be indemnified by the Trust where (i) there has been negligence, willful misconduct, willful neglect, material default, bad faith, dishonesty or breach of the standard of care on the part of the Manager or such other person or (ii) the Manager has failed to fulfill its standard of care set out in the Declaration of Trust or its other obligations in accordance with Applicable Laws or the provisions as set forth in the Declaration of Trust, unless in an action brought against the Manager or such persons they have achieved complete or substantial success as a defendant. The commencement of formal legal proceedings will not be a precondition for indemnification under the Declaration of Trust.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES

      The Trust issued one unit in connection with its formation on [ ], 2013. This unit is held by FT Portfolios Canada Co., the Trust's settlor and a non-affiliate of the Trust. The unit will be presented for cancellation after this offering.

ITEM 8.        EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT
NUMBER       DESCRIPTION

1.1   Underwriting Agreement*
3.1   Form of Declaration of Trust
4.1   Form of Unit Certificate*
5.1 Legal opinion of Fasken Martineau Dumoulin LLP as to the validity of the Units*
8.1   Tax opinion of Chapman and Cutler LLP*
10.1  Form of Custodian Agreement*
10.2  Form of Precious Metals Storage Agreement*
10.3  Form of Agreement with Valuation Agent*
10.4  Form of Transfer Agency Agreement*
10.5  Form of Portfolio Management Agreement*
10.6  Form of Gold Advisory Agreement*
23.1  Consent of Fasken Martineau Dumoulin LLP (included in Exhibit 5.1)*
23.2  Consent of Chapman and Cutler LLP (included in Exhibit 8.1)*
23.3  Consent of Deloitte LLP*
24.1  Powers of Attorney*
99.1  Original Draft Registration Statement, dated June 15, 2012



------------------------
* To be filed by amendment.

ITEM 9. UNDERTAKINGS

A.    The undersigned registrant hereby undertakes:

      (1) To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      (2) That for purposes of determining any liability under the Securities Act of 1933, as amended (the "Act"), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (3) That for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (4) That insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton, State of Illinois, on the __th day of ___, 2013.

                                                FIRST TRUST GOLD TRUST

                                                FT PORTFOLIOS CANADA CO.,
                                                Manager of the Trust


                                                By:
                                                   -----------------------------
                                                   Name:
                                                   Title:

                           AUTHORIZED REPRESENTATIVE

      Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement in the City of Wheaton, State of Illinois, on the __th day of ____, 2013.

[AUTHORIZED REPRESENTATIVE]

By:
    ----------------------------------------------
    Name:
    Title:
    Authorized Representative in the United States